Oi S.A. – under Judicial Reorganization and Subsidiaries

Financial Statements for the Quarters

Ended September 30, 2021

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Company Data / Capital Breakdown

Number of Shares (thousand)	Current Quarter 09/30/2021
Paid-in Capital
Common shares	5,796,478
Preferred shares	157,727
Total	5,954,205
In Treasury
Common shares	30
Preferred shares	1,812
Total	1,842

1

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Balance Sheets as at September 30, 2021
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 09/30/2021	Prior Year 12/31/2020
1	Total assets	55,329,866	38,525,202
1.01	Current assets	15,332,497	6,017,124
1.01.01	Cash and cash equivalents	785,300	1,952,680
1.01.02	Cash investments	187,519	184,682
1.01.02.01	Cash investments measured at fair value through profit or loss	187,519	184,682
1.01.02.01.01	Held-for-trading securities	187,519	184,682
1.01.03	Accounts receivable	3,538,029	1,400,570
1.01.03.01	Trade receivables	3,538,029	1,400,570
1.01.04	Inventories	223,990	66,033
1.01.06	Recoverable taxes	146,200	45,159
1.01.06.01	Current recoverable taxes	146,200	45,159
1.01.07	Prepaid expenses	558,978	233,952
1.01.08	Other current assets	9,892,481	2,134,048
1.01.08.03	Other	9,892,481	2,134,048
1.01.08.03.01	Due from subsidiaries	33,965	33,912
1.01.08.03.02	Other taxes	628,096	929,572
1.01.08.03.03	Judicial deposits	1,105,749	716,047
1.01.08.03.04	Dividends and interest on capital	2,448,620	2 ,466
1.01.08.03.05	Pension plan assets	1,743	4,984
1.01.08.03.06	Held-for-sale assets	4,840,885	100,622
1.01.08.03.07	Derivative financial instruments	25,291	0
1.01.08.03.08	Other assets	808,132	346,445
1.02	Non-current assets	39,997,369	32,508,078
1.02.01	Long-term receivables	17,421,914	15,160,428
1.02.01.01	Cash investments measured at fair value through profit or loss	2,607	3,174
1.02.01.01.01	Securities at fair value	2,607	3,174
1.02.01.07	Deferred taxes	3,724,398	3,724,398
1.02.01.07.01	Deferred income tax and social contribution	3,724,398	3,724,398
1.02.01.08	Prepaid expenses	152,447	76,087
1.02.01.09	Due from related parties	8,717,679	7,587,660
1.02.01.09.02	Due from subsidiaries	8,717,679	7,587,660
1.02.01.10	Other non-current assets	4,824,783	3,769,109
1.02.01.10.03	Other taxes	506,878	445,187
1.02.01.10.04	Judicial deposits	3,857,127	3,220,445
1.02.01.10.05	Pension plan assets	39,199	36,917
1.02.01.10.06	Other assets	421,579	66,560
1.02.02	Investments	4 ,835,042	7,353,440
1.02.02.01	Equity interests	4,835,042	7,353,440
1.02.02.01.01	Investments in associates	52,187	0
1.02.02.01.02	Investments in subsidiaries	4,742,932	7,339,368
1.02.02.01.03	Interests in joint ventures	23,223	0
1.02.02.01.04	Other investments	16,700	14,072
1.02.03	Property, plant and equipment	15,078,244	6,948,832
1.02.03.01	Property, plant and equipment in service	10,832,346	6,022,330
1.02.03.02	Right of use in a lease	2,585,736	679,405

2

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Balance Sheets as at September 30, 2021
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 09/30/2021	Prior Year 12/31/2020
1.02.03.03	Property, plant and equipment in progress	1,660,162	247,097
1.02.04	Intangible assets	2,662,169	3,045,378
1.02.04.01	Intangible assets	2,662,169	3,045,378
1.02.04.01.02	Regulatory licenses	2,538,988	2,986,914
1.02.04.01.03	Software	61,479	5,710
1.02.04.01.04	Intangibles in progress	84	84
1.02.04.01.05	Other	61,618	52,670

3

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Balance Sheets as at September 30, 2021
Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 09/30/2021	Prior Year 12/31/2020
2	Total liabilities and shareholders’ equity	55,329,866	38,525,202
2.01	Current liabilities	6,704,680	3,044,306
2.01.01	Payroll and related taxes	261,757	284,171
2.01.01.02	Mandatory benefits	261,757	284,171
2.01.02	Trade payables	2,676,984	970,071
2.01.02.01	Domestic suppliers	2,676,984	970,071
2.01.02.01.01	Trade payables	1,964,521	820,488
2.01.02.01.02	Trade payables subject to the Judicial Reorganization	712,463	149,583
2.01.04	Borrowings and financing	167,861	408,027
2.01.04.01	Borrowings and financing	167,861	408,027
2.01.04.01.01	In local currency	451	2,226
2.01.04.01.02	In foreign currency	167,410	405,801
2.01.05	Other payables	3,036,399	910,170
2.01.05.02	Other	3,036,399	910,170
2.01.05.02.01	Dividends and interest on capital payable	825,332	4,775
2.01.05.02.04	Other taxes	349,251	174,097
2.01.05.02.05	Tax refinancing program	85,760	55,784
2.01.05.02.06	Derivative financial instruments	4,159	10,967
2.01.05.02.07	Licenses and concessions payable	0	17,828
2.01.05.02.08	Leases payable	514,464	146,415
2.01.05.02.09	Assignment of receivables	196,720	41,268
2.01.05.02.10	Other payables	1,060,713	459,036
2.01.06	Provisions	561,679	471,867
2.01.06.01	Tax, social security, labor, and civil provisions	561,679	471,867
2.01.06.01.01	Tax provisions	123,154	4,247
2.01.06.01.02	Social security and labor provisions	87,096	58,888
2.01.06.01.04	Civil provisions	351,429	408,732
2.02	Non-current liabilities	47,563,377	27,729,404
2.02.01	Borrowings and financing	22,081,725	12,935,035
2.02.01.01	Borrowings and financing	22,081,725	12,935,035
2.02.01.01.01	In local currency	8,706,107	4,039,068
2.02.01.01.02	In foreign currency	13,375,618	8,895,967
2.02.02	Other payables	21,282,192	12,679,013
2.02.02.01	Due to related parties	1,931,177	1,591,964
2.02.02.01.02	Payables to subsidiaries	1,931,177	1,591,964
2.02.02.02	Other	19,351,015	11,087,049
2.02.02.02.03	Trade payables subject to the Judicial Reorganization	3,332,365	1,444,477
2.02.02.02.04	Tax refinancing program	177,090	156,845
2.02.02.02.05	Other taxes	941,788	549,829
2.02.02.02.06	Provision for negative shareholders’ equity	7,136,330	6,017,583
2.02.02.02.07	Leases payable	2,149,929	541,805
2.02.02.02.08	Assignment of receivables	32,787	37,829
2.02.02.02.09	Other payables	5,580,726	2,338,681
2.02.04	Provisions	4,199,460	2,115,356
2.02.04.01	Tax, social security, labor, and civil provisions	4,199,460	2,115,356
2.02.04.01.01	Tax provisions	774,072	232,770

4

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Balance Sheets as at September 30, 2021
Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 09/30/2021	Prior Year 12/31/2020
2.02.04.01.02	Social security and labor provisions	745,602	602,176
2.02.04.01.03	Accrued employee benefits	779,492	702,058
2.02.04.01.04	Civil provisions	1,900,294	578,352
2.03	Shareholders’ equity	1,061,809	7,751,492
2.03.01	Realized capital	32,538,937	32,538,937
2.03.02	Capital reserves	3,889,538	3,873,456
2.03.02.02	Special merger goodwill reserve	1,750,494	1,750,494
2.03.02.05	Treasury shares	-33,315	-33,315
2.03.02.08	Other capital reserves	1,379,234	1,379,234
2.03.02.10	Interest on construction in progress	745,756	745,756
2.03.02.11	Law 8200/91 inflation adjustment	31,287	31,287
2.03.02.12	Share-based compensation	16,082	0
2.03.05	Retained earnings/accumulated losses	-34,969,116	-28,257,917
2.03.06	Valuation adjustments to equity	-801,073	-801,073
2.03.08	Other comprehensive income	403,523	398,089

5

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Profit or Loss for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 7/1/2021 to 9/30/2021	YTD 1/1/2021 to 9/30/2021	Same Quarter Prior Year 7/1/2020 to 9/30/2020	Prior YTD 1/1/2020 to 9/30/2020
3.01	Net operating revenue	2,085,179	4,724,165	942,103	2,521,231
3.02	Cost of sales and/or services	-1,742,216	-4,007,722	-664,215	-2,014,979
3.03	Gross profit	342,963	716,443	277,888	506,252
3.04	Expenses Other operating income	-3,017,601	-4,873,678	-2,127,244	-9,376,707
3.04.01	Selling expenses	-326,387	-719,649	-136,721	-403,389
3.04.02	General and administrative expenses	-321,115	-810,952	-209,373	-633,153
3.04.04	Other operating income	378,539	789,542	125,371	406,645
3.04.05	Other operating expenses	-31400	-193,992	-97,855	-163,876
3.04.06	Share of results of investees	-2,717,238	-3,938,627	-1,808,666	-8,582,934
3.05	Profit (loss) before financial income (expenses) and taxes	-2,674,638	-4,157,235	-1,849,356	-8,870,455
3.06	Financial income (expenses)	-2,204,038	-3,090,060	-809,017	-2,995,067
3.06.01	Financial income	867,307	1,127,815	465,183	3,364,385
3.06.02	Financial expenses	-3,071,345	-4,217,875	-1,274,200	-6,359,452
3.07	Profit (loss) before taxes on income	-4,878,676	-7,247,295	-2,658,373	-11,865,522
3.08	Income tax and social contribution	0	0	680	12,765
3.08.01	Current	0	0	680	680
3.08.02	Deferred	0	0	0	12,085
3.09	Profit (loss) for the period from continuing operations	-4,878,676	-7,247,295	-2,657,693	-11,852,757
3.10	Profit (loss) for the period from discontinued operations	66,062	536,096	19,309	-475,076
3.10.01	Profit/loss from discontinued operations	66,062	536,096	19,309	-475,076
3.11	Profit/loss for the period	-4,812,614	-6,711,199	-2,638,384	-12,327,833
3.99	Earnings per share - (R$ per share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares (ON)	-0.81	-1.13	-0.44	-2.07
3.99.01.02	Preferred shares (PN)	-0.81	-1.13	-0.44	-2.07
3.99.02	Diluted earnings per share
3.99.02.01	Common shares (ON)	-0.81	-1.13	-0.44	-2.07
3.99.02.02	Preferred shares (PN)	-0.81	-1.13	-0.44	-2.07

6

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Comprehensive Income for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 7/1/2021 to 9/30/2021	YTD 1/1/2021 to 9/30/2021	Same Quarter Prior Year 7/1/2020 to 9/30/2020	Prior YTD 1/1/2020 to 9/30/2020
4.01	Profit for the period	-4,812,614	-6,711,199	-2,638,384	-12,327,833
4.02	Other comprehensive income	10,723	5,434	542,027	650,646
4.02.01	Hedge accounting gains	12,601	8,148	0	1,152
4.02.02	Actuarial gain	32	95	538,956	594,703
4.02.03	Exchange losses on investment abroad	-1,910	-2,809	3,071	54,791
4.03	Comprehensive income for the period	-4,801,891	-6,705,765	-2,096,357	-11,677,187

7

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Cash Flows - Indirect Method
for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	YTD 1/1/2021 to 9/30/2021	Prior YTD 1/1/2020 to 9/30/2020
6.01	Net cash from operating activities	-109,964	-717,588
6.01.01	Cash generated by operations	933,422	785,217
6.01.01.01	Pre-tax loss	-7,247,295	-11,865,522
6.01.01.02	Charges, interest income, inflation adjustment, and exchange differences	1,914,475	10,224,731
6.01.01.03	Debt discount amortization and inflation adjustments and exchange differences	570,628	-7,674,291
6.01.01.04	Adjustment of trade payables to fair value	-151,044	52,560
6.01.01.05	Derivative transactions	-7,766	127,581
6.01.01.06	Depreciation and amortization	1,900,608	1,136,182
6.01.01.07	Expected losses on trade receivables	14,992	19,610
6.01.01.09	Provisions/(reversals)	-43,938	46,308
6.01.01.10	Equity in investees	3,938,627	8,582,934
6.01.01.11	Gain (loss) on disposals and write-offs of assets	-76,529	33,349
6.01.01.12	Concession Agreement Extension Fee - ANATEL	62,425	43,639
6.01.01.13	Employee and management profit sharing	10,769	30,648
6.01.01.14	Tax recovery	-38,881	-97,262
6.01.01.15	Inflation adjustment to provisions/(reversals)	89,882	221,646
6.01.01.16	Inflation adjustment to tax refinancing program	2,943	3,119
6.01.01.17	Other	-6,474	-100,015
6.01.02	Changes in assets and liabilities	-64,492	-691,124
6.01.02.01	Accounts receivable	568,251	-571,483
6.01.02.02	Inventories	-27,055	11,594
6.01.02.03	Taxes	599,223	229,087
6.01.02.04	Increases/decreases of cash investments	8,872	1,142
6.01.02.05	Trade payables	-604,258	-327,670
6.01.02.06	Payroll, related taxes and benefits	-80,879	-14,312
6.01.02.07	Assignment of receivables	0	96,292
6.01.02.08	Licenses and concessions	-34,557	0
6.01.02.09	Provisions	-212,388	-157,470
6.01.02.10	Other assets and liabilities	-281,701	41,696
6.01.03	Other	-978,894	-811,681
6.01.03.01	Financial charges paid - debt	-877,380	-792,304
6.01.03.02	Financial charges paid - leases	-101,514	-19,377
6.02	Net cash from investing activities	-1,484,374	2,328,865
6.02.01	Purchases of tangibles and intangibles	-1,373,580	-632,723
6.02.02	Due from related parties and debentures - disbursements	-22,646	365,092
6.02.03	Proceeds from the sale of investments and capital assets	336,319	3,500
6.0204	Cash received due to capital reduction in subsidiary - PT Participações	0	3,663,391
6.02.05	Judicial deposits	-93,687	-47,780
6.02.06	Redemptions of judicial deposits	353,310	380,642

8

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Cash Flows - Indirect Method
for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	YTD 1/1/2021 to 9/30/2021	Prior YTD 1/1/2020 to 9/30/2020
6.02.07	Capital increase in subsidiaries	-684,090	-179,632
6.02.08	Advance for future capital increase in subsidiary	0	-1,223,625
6.03	Net cash from financing activities	430,304	-246,930
6.03.01	Repayment of principal of borrowings and financing	-1,909	-4,046
6.03.02	Proceeds from/(repayments of) derivative financial instrument transactions	-21,954	-121,600
6.03.03	Cash and cash equivalents acquired by merger	725,084	0
6.03.05	Tax refinancing program	-49,241	-32,512
6.03.07	Leases	-221,676	-88,772
6.04	Exchange differences on cash and cash equivalents	-3,346	185,699
6.05	Increase (decrease) in cash and cash equivalents	-1,167,380	1,550,046
6.05.01	Cash and cash equivalents at the beginning of the period	1,952,680	949,967
6.05.02	Cash and cash equivalents at the end of the period	785,300	2,500,013

9

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statement of Changes in Equity for the Period January 1, 2021 to September 30, 2021

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.04	Opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492
5.04	Capital transactions with shareholders	0	16,082	0	0	0	16,082
5.04.08	Share-based compensation	0	16,082	0	0	0	16,082
5.05	Total comprehensive income	0	0	0	-6,711,199	5,434	-6,705,765
5.05.01	Profit for the period	0	0	0	-6,711,199	0	-6,711,199
5.05.02	Other comprehensive income	0	0	0	0	5,434	5,434
5.05.02.06	Other comprehensive income	0	0	0	0	5,434	5,434
5.07	Closing balances	32,538,937	3,889,538	0	-34,969,116	-397,550	1,061,809

10

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statement of Changes in Equity for the Period January 1, 2020 to September 30, 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326
5.04	Capital transactions with shareholders	0	9,077	0	0	0	9,077
5.04.08	Share-based compensation	0	9,077	0	0	0	9,077
5.05	Total comprehensive income	0	0	0	-12,327,833	650,646	-11,677,187
5.05.01	Profit for the period	0	0	0	-12,327,833	0	-12,327,833
5.05.02	Other comprehensive income	0	0	0	0	650,646	650,646
5.05.02.06	Other comprehensive income	0	0	0	0	650,646	650,646
5.07	Closing balances	32,538,937	3,882,533	0	-30,055,787	-383,467	5,982,216

11

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Individual Statements of Value Added

for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	YTD 1/1/2021 to 9/30/2021	Prior YTD 1/1/2020 to 9/30/2020
7.01	Revenue	6,584,444	3,631,124
7.01.01	Sales of goods and services	5,843,101	3,255,276
7.01.02	Other income	756,335	395,458
7.01.04	Allowance for/reversal of doubtful accounts	-14,992	-19,610
7.02	Inputs purchased from third parties	-2,510,810	-1,437,722
7.02.01	Cost of sales and services	-106,477	-50,338
7.02.02	Supplies, power, outside services, and other inputs	-2,337,363	-1,340,254
7.02.04	Other	-66,970	-47,130
7.03	Gross value added	4,073,634	2,193,402
7.04	Retentions	-1,596,278	-1,916,400
7.04.01	Depreciation, amortization and depletion	-1,900,608	-1,136,182
7.04.02	Other	304,330	-780,218
7.04.02.01	Provisions (including inflation adjustment)	-26,959	-267,954
7.04.02.02	Loss for the year of discontinued operations	536,096	-475,076
7.04.02.03	Other expenses	-204,807	-37,188
7.05	Wealth created	2,477,356	277,002
7.06	Value added received as transfer	-2,810,812	-5,218,549
7.06.01	Share of results of investees	-3,938,627	-8,582,934
7.06.02	Financial income	1,127,815	3,364,385
7.07	Wealth for distribution	-333,456	-4,941,547
7.08	Wealth distributed	-333,456	-4,941,547
7.08.01	Personnel	446,196	255,848
7.08.01.01	Salaries and wages	320,319	183,523
7.08.01.02	Benefits	89,360	53,357
7.08.01.03	Severance pay fund (FGTS)	26,250	14,570
7.08.01.04	Other	10,267	4,398
7.08.02	Taxes and fees	922,850	576,510
7.08.02.01	Federal	64,684	-28,139
7.08.02.02	State	817,476	589,827
7.08.02.03	Municipal	40,690	14,822
7.08.03	Lenders and lessors	5,008,697	6,553,928
7.08.03.01	Interest	4,168,979	6,196,868
7.08.03.02	Rentals	839,718	357,060
7.08.04	Shareholders	-6,711,199	-12,327,833
7.08.04.03	Retained earnings/Accumulated losses for the period	-6,711,199	-12,327,833

12

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Balance Sheets as at September 30, 2021
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 09/30/2021	Prior Year 12/31/2020
1	Total assets	75,529,348	73,839,787
1.01	Current assets	46,291,077	33,795,738
1.01.01	Cash and cash equivalents	3,020,184	4,107,941
1.01.02	Cash investments	191,942	193,715
1.01.02.01	Cash investments measured at fair value through profit or loss	191,942	193,715
1.01.02.01.01	Held-for-trading securities	191,942	193,715
1.01.03	Accounts receivable	4,238,128	3,974,238
1.01.03.01	Trade receivables	4,238,128	3,974,238
1.01.04	Inventories	422,058	378,462
1.01.06	Recoverable taxes	361,880	358,121
1.01.06.01	Current recoverable taxes	361,880	358,121
1.01.07	Prepaid expenses	568,245	330,131
1.01.08	Other current assets	37,488,640	24,453,130
1.01.08.03	Other	37,488,640	24,453,130
1.01.08.03.01	Other taxes	973,162	1,823,451
1.01.08.03.02	Judicial deposits	1,353,659	1,095,827
1.01.08.03.03	Dividends and interest on capital	25	0
1.01.08.03.04	Pension plan assets	4,139	7,618
1.01.08.03.05	Held-for-sale assets	34,413,026	20,771,942
1.01.08.03.06	Derivative financial instruments	25,291	0
1.01.08.03.07	Other assets	719,338	754,292
1.02	Non-current assets	29,238,271	40,044,049
1.02.01	Long-term receivables	9,444,924	12,087,591
1.02.01.01	Cash investments measured at fair value through profit or loss	9,356	10,341
1.02.01.01.01	Securities at fair value	9,356	10,341
1.02.01.07	Deferred taxes	3,671,070	3,671,070
1.02.01.07.01	Deferred income tax and social contribution	3,671,070	3,671,070
1.02.01.08	Prepaid expenses	172,811	128,385
1.02.01.10	Other non-current assets	5,591,687	8,277,795
1.02.01.10.03	Other taxes	1,016,453	1,447,166
1.02.01.10.04	Judicial deposits	4,077,434	6,198,008
1.02.01.10.05	Pension plan assets	39,199	36,917
1.02.01.10.06	Other assets	458,601	595,704
1.02.02	Investments	113,407	123,579
1.02.02.01	Equity interests	113,407	123,579
1.02.02.01.01	Investments in associates	52,187	50,799
1.02.02.01.04	Interests in joint ventures	23,223	25,081
1.02.02.01.05	Other investments	37,997	47,699
1.02.03	Property, plant and equipment	16,508,439	24,135,058
1.02.03.01	Property, plant and equipment in service	10,548,913	19,273,642
1.02.03.02	Right of use in a lease	3,032,045	2,908,501
1.02.03.03	Property, plant and equipment in progress	2,927,481	1,952,915
1.02.04	Intangible assets	3,171,501	3,697,821
1.02.04.01	Intangible assets	3,171,501	3,697,821

13

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Balance Sheets as at September 30, 2021
Assets

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 09/30/2021	Prior Year 12/31/2020
1.02.04.01.02	Regulatory licenses	2,420,904	2,979,314
1.02.04.01.03	Software	552,949	517,023
1.02.04.01.04	Intangibles in progress	1,505	9,111
1.02.04.01.05	Other	196,143	192,373

14

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Balance Sheets as at September 30, 2021
Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 09/30/2021	Prior Year 12/31/2020
2	Total liabilities and shareholders’ equity	75,529,348	73,839,787
2.01	Current liabilities	23,469,967	18,013,108
2.01.01	Payroll and related taxes	610,292	742,378
2.01.01.02	Mandatory benefits	610,292	742,378
2.01.02	Trade payables	3,546,376	3,275,919
2.01.02.01	Domestic suppliers	3,546,376	3,275,919
2.01.02.01.01	Trade payables	2,768,522	2,742,395
2.01.02.01.02	Trade payables subject to the Judicial Reorganization	777,854	533,524
2.01.03	Taxes payable	11,230	12,382
2.01.03.01	Federal taxes payable	11,230	12,382
2.01.03.01.01	Income tax and social contribution payable	11,230	12,382
2.01.04	Borrowings and financing	268,412	424,957
2.01.04.01	Borrowings and financing	268,412	424,957
2.01.04.01.01	In local currency	1,504	19,156
2.01.04.01.02	In foreign currency	266,908	405,801
2.01.05	Other payables	18,161,510	12,775,530
2.01.05.02	Other	18,161,510	12,775,530
2.01.05.02.01	Dividends and interest on capital payable	20,933	18,094
2.01.05.02.04	Derivative financial instruments	4,159	10,967
2.01.05.02.05	Other taxes	1,669,446	1,189,145
2.01.05.02.06	Tax refinancing program	96,361	93,715
2.01.05.02.07	Licenses and concessions payable	0	43,415
2.01.05.02.08	Leases payable	700,218	654,662
2.01.05.02.09	Liabilities associated to held-for-sale assets	13,937,803	9,195,376
2.01.05.02.10	Assignment of receivables	196,720	196,720
2.01.05.02.11	Other payables	1,535,870	1,373,436
2.01.06	Provisions	872,147	781,942
2.01.06.01	Tax, social security, labor, and civil provisions	872,147	781,942
2.01.06.01.01	Tax provisions	157,081	42,576
2.01.06.01.02	Social security and labor provisions	273,678	138,409
2.01.06.01.04	Civil provisions	441,388	600,957
2.02	Non-current liabilities	50,980,265	48,056,769
2.02.01	Borrowings and financing	31,071,532	25,918,777
2.02.01.01	Borrowings and financing	31,071,532	25,918,777
2.02.01.01.01	In local currency	12,174,856	13,052,638
2.02.01.01.02	In foreign currency	18,896,676	12,866,139
2.02.02	Other payables	14,674,140	16,407,413
2.02.02.02	Other	14,674,140	16,407,413
2.02.02.02.03	Trade payables subject to the Judicial Reorganization	3,607,008	5,020,972
2.02.02.02.04	Other taxes	1,316,268	1,324,000
2.02.02.02.05	Leases payable	2,436,577	2,327,016
2.02.02.02.06	Tax refinancing program	192,445	252,502
2.02.02.02.07	Assignment of receivables	32,787	180,327
2.02.02.02.08	Other payables	7,089,055	7,302,596
2.02.04	Provisions	5,234,593	5,730,579
2.02.04.01	Tax, social security, labor, and civil provisions	5,234,593	5,730,579

15

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Balance Sheets as at September 30, 2021
Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 09/30/2021	Prior Year 12/31/2020
2.02.04.01.01	Tax provisions	956,950	1,182,841
2.02.04.01.02	Social security and labor provisions	1,139,374	1,658,211
2.02.04.01.03	Accrued employee benefits	779,492	702,058
2.02.04.01.04	Civil provisions	2,358,777	2,187,469
2.03	Consolidated shareholders’ equity	1,079,116	7,769,910
2.03.01	Realized capital	32,538,937	32,538,937
2.03.02	Capital reserves	3,889,538	3,873,456
2.03.02.02	Special merger goodwill reserve	1,750,494	1,750,494
2.03.02.05	Treasury shares	-33,315	-33,315
2.03.02.08	Other capital reserves	1,379,234	1,379,234
2.03.02.10	Interest on construction in progress	745,756	745,756
2.03.02.11	Law 8200/91 inflation adjustment	31,287	31,287
2.03.02.12	Share-based compensation	16,082	0
2.03.05	Retained earnings/accumulated losses	-34,969,116	-28,257,917
2.03.06	Valuation adjustments to equity	-801,073	-801,073
2.03.08	Other comprehensive income	403,523	398,089
2.03.09	Non-controlling interests	17,307	18,418

16

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Profit or Loss for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 7/1/2021 to 9/30/2021	YTD 1/1/2021 to 9/30/2021	Same Quarter Prior Year 7/1/2020 to 9/30/2020	Prior YTD 1/1/2020 to 9/30/2020
3.01	Net operating revenue	2,243,791	6,716,892	2,310,830	7,027,560
3.02	Cost of sales and/or services	-1,829,142	-5,237,532	-1,674,372	-5,009,103
3.03	Gross profit	414,649	1,479,360	636,458	2,018,457
3.04	Operating expenses/revenue	-1,035,379	-2,232,399	-1,180,064	-3,083,396
3.04.01	Selling expenses	-508,538	-1,639,990	-513,329	-1,508,982
3.04.02	General and administrative expenses	-526,319	-1,645,685	-635,792	-2,024,167
3.04.04	Other operating income	336,340	2,160,537	360,129	1,566,564
3.04.05	Other operating expenses	-336,095	-1,107,659	-392,508	-1,148,992
3.04.06	Share of results of investees	-767	398	1,436	32,181
3.05	Profit (loss) before financial income (expenses) and taxes	-620,730	-753,039	-543,606	-1,064,939
3.06	Financial income (expenses)	-4,255,550	-6,486,212	-2,056,330	-10,821,576
3.06.01	Financial income	-34,793	170,517	69,393	750,161
3.06.02	Financial expenses	-4,220,757	-6,656,729	-2,125,723	-11,571,737
3.07	Profit (loss) before taxes on income	-4,876,280	-7,239,251	-2,599,936	-11,886,515
3.08	Income tax and social contribution	-1,266	-10,672	1,089	34,863
3.08.01	Current	-1,266	-10,672	1,089	11,049
3.08.02	Deferred	0	0	0	23,814
3.00	Profit (loss) for the period from continuing operations	-4,877,546	-7,249,923	-2,598,847	-11,851652
3.10	Profit (loss) for the period from discontinued operations	66,062	536,096	19,309	-475,076
3.10.01	Profit/loss from discontinued operations	66,062	536,096	19,309	-475,076
3.11	Consolidated profit/loss for the period	-4,811,484	-6,713,827	-2,579,538	-12,326,728
3.11.01	Attributable to the Company owner	-4,812,614	-6,711,199	-2,638,384	-12,327,833
3.11.02	Attributable to non-controlling interests	1,130	-2,628	58,846	1,105
3.99	Earnings per share - (R$ per share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares (ON)	-0.81	-1.13	-0.44	-2.07
3.99.01.02	Preferred shares (PN)	-0.81	-1.13	-0.44	-2.07
3.99.02	Diluted earnings per share

17

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Profit or Loss for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 7/1/2021 to 9/30/2021	YTD 1/1/2021 to 9/30/2021	Same Quarter Prior Year 7/1/2020 to 9/30/2020	Prior YTD 1/1/2020 to 9/30/2020
3.99.02.01	Common shares (ON)	-0.81	-1.13	-0.44	-2.07
3.99.02.02	Preferred shares (PN)	-0.81	-1.13	-0.44	-2.07

18

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Comprehensive Income for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Current Quarter 7/1/2021 to 9/30/2021	YTD 1/1/2021 to 9/30/2021	Same Quarter Prior Year 7/1/2020 to 9/30/2020	Prior YTD 1/1/2020 to 9/30/2020
4.01	Consolidated profit for the period	-4,811,484	-6,713,827	-2,579,538	-12,326,728
4.02	Other comprehensive income	12,179	6,951	591,091	699,710
4.02.01	Hedge accounting gain	12,601	8,148	0	1,152
4.02.02	Actuarial gain	32	95	538,956	594,703
4.02.03	Exchange losses on investment abroad	-454	-1,292	52,135	103,855
4.03	Consolidated comprehensive income for the period	-4,799,305	-6,706,876	-1,988,447	-11,627,018
4.03.01	Attributable to the Company owner	-4,801,891	-6,705,765	-2,096,357	-11,677,187
4.03.02	Attributable to non-controlling interests	2,586	-1,111	107,910	50,169

19

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Cash Flows - Indirect Method
for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	YTD 1/1/2021 to 9/30/2021	Prior YTD 1/1/2020 to 9/30/2020
6.01	Net cash from operating activities	-1,631,817	3,539,622
6.01.01	Cash generated by operations	2,061,540	3,830,970
6.01.01.01	Pre-tax loss	-7,239,251	-11,886,515
6.01.01.02	Charges, interest income, inflation adjustment, and exchange differences	4,812,834	12,647,743
6.01.01.03	Debt discount amortization and inflation adjustments and exchange differences	508,514	-2,800,610
6.01.01.04	Adjustment of trade payables to fair value	96,807	160,416
6.01.01.05	Derivative transactions	-7,766	127,581
6.01.01.06	Depreciation and amortization	2,979,009	2,701,162
6.01.01.07	Expected losses on trade receivables	63,807	108,046
6.01.01.09	Provisions/(reversals)	136,424	127,398
6.01.01.10	Equity in investees	-398	-32,181
6.01.01.12	Gain (loss) on disposals and write-offs of assets	-965,655	-128,623
6.01.01.13	Concession Agreement Extension Fee - ANATEL	86,384	260,366
6.01.01.14	Employee and management profit sharing	70,238	151,983
6.01.01.15	Tax recovery	-75,946	-392,539
6.01.01.16	Inflation adjustment to provisions/(reversals)	246,938	446,549
6.01.01.17	Inflation adjustment to tax refinancing program	4,238	5,715
6.01.01.18	Other	-20,449	-186,851
6.01.01.19	Cash flows from discontinued operations	1,365,812	2,521,330
6.01.02	Changes in assets and liabilities	-2,251,622	688,688
6.01.02.01	Accounts receivable	-326,341	-341,302
6.01.02.02	Inventories	-44,676	35,855
6.01.02.03	Taxes	1,120,889	1,430,787
6.01.02.04	Increases/decreases of cash investments	10,211	2,004
6.01.02.05	Trade payables	-1,289,357	-1,050,521
6.01.02.06	Payroll, related taxes and benefits	-185,357	-53,536
6.01.02.07	Assignment of receivables	0	459,014
6.01.02.08	Licenses and concessions	-83,673	-41,209
6.01.02.09	Provisions	-442,688	-363,719
6.01.02.10	Changes in assets and liabilities held for sale	-1,000,934	240,249
6.01.02.11	Other assets and liabilities	-9,696	371,066
6.01.03	Other	-1,441,735	-980,036
6.01.03.01	Financial charges paid - debt	-1,247,696	-793,342
6.01.03.02	Financial charges paid - leases	-128,251	-106,416
6.01.03.03	Income tax and social contribution paid - Company	-5,849	-33,433
6.01.03.04	Income tax and social contribution paid - third parties	-59,939	-46,845
6.02	Net cash from investing activities	-3,576,281	-1,548,142
6.02.01	Purchases of tangibles and intangibles	-2,301,158	-1,375,829
6.02.02	Proceeds from the sale of investments and capital assets	1,039,360	144,422
6.02.03	Cash received on the sale of investments - PT Ventures	0	4,132,422

20

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Cash Flows - Indirect Method
for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais – R$)

Code	Line Item	YTD 1/1/2021 to 9/30/2021	Prior YTD 1/1/2020 to 9/30/2020
6.02.04	Decrease in non-controlling interests	0	-175,788
6.02.05	Judicial deposits	-336,727	-226,162
6.02.06	Redemptions of judicial deposits	509,453	499,902
6.02.07	Cash flows from discontinued operations	-2,487,209	-4,547,109
6.03	Net cash from financing activities	4,163,879	1,184,677
6.03.01	Borrowings, net of costs	6,412,426	2,473,319
6.03.02	Repayment of principal of borrowings and financing	-3,512,438	-8,341
6.03.03	Proceeds from/(repayments of) derivative financial instrument transactions	-21,954	-121,600
6.03.06	Tax refinancing program	-60,628	-48,412
6.03.08	Leases	-444,025	-452,447
6.03.09	Cash flows from discontinued operations	1,790,498	-657,842
6.04	Exchange differences on cash and cash equivalents	-43,538	205,008
6.05	Increase (decrease) in cash and cash equivalents	-1,087,757	3,381,165
6.05.01	Cash and cash equivalents at the beginning of the period	4,107,941	2,081,945
6.05.02	Cash and cash equivalents at the end of the period	3,020,184	5,463,110

21

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statement of Changes in Equity for the Period January 1, 2021 to September 30, 2021

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
5.01	Opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492	18,418	7,769,910
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-28,257,917	-402,984	7,751,492	18,418	7,769,910
5.04	Capital transactions with shareholders	0	16,082	0	0	0	16,082	0	16,082
5.04.08	Share-based compensation	0	16,082	0	0	0	16,082	0	16,082
5.05	Total comprehensive income	0	0	0	-6,711,199	5,434	-6,705,765	-1,111	-6,706,876
5.05.01	Profit for the period	0	0	0	-6,711,199	0	-6,711,199	-2,628	-6,713,827
5.05.02	Other comprehensive income	0	0	0	0	5,434	5,434	1,517	6,951
5.05.02.06	Other comprehensive income	0	0	0	0	5,434	5,434	1,517	6,951
5.07	Closing balances	32,538,937	3,889,538	0	-34,969,116	-397,550	1,061,809	17,307	1,079,116

22

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statement of Changes in Equity for the Period January 1, 2020 to September 30, 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
5.01	Opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326	146,180	17,796,506
5.03	Adjusted opening balances	32,538,937	3,873,456	0	-17,727,954	-1,034,113	17,650,326	146,180	17,796,506
5.04	Capital transactions with shareholders	0	9,077	0	0	0	9,077	0	9,077
5.04.08	Share-based compensation	0	9,077	0	0	0	9,077	0	9,077
5.05	Total comprehensive income	0	0	0	-12,327,833	650,646	-11,677,187	-125,619	-11,802,806
5.05.01	Profit for the period	0	0	0	-12,327,833	0	-12,327,833	1,105	-1,2326,728
5.05.02	Other comprehensive income	0	0	0	0	650,646	650,646	-126,724	523,922
5.05.02.06	Other comprehensive income	0	0	0	0	650,646	650,646	49,064	699,710
5.05.02.07	Decrease in non-controlling interests	0	0	0	0	0	0	-175,788	-175,788
5.07	Closing balances	32,538,937	3,882,533	0	-30,055,787	-383,467	5,982,216	20,561	6,002,777

23

Interim Financial Information (ITR) - September 30, 2021 - OI S.A. – under Judicial Reorganization	Version: 1

Consolidated Statements of Value Added

for the Periods Ended September 30, 2021 and 2020

(In thousands of Brazilian reais - R$)

Code	Line Item	YTD 1/1/2021 to 9/30/2021	Prior YTD 1/1/2020 to 9/30/2020
7.01	Revenue	10,724,672	10,461,816
7.01.01	Sales of goods and services	8,679,040	9,069,106
7.01.02	Other income	2,109,439	1,500,756
7.01.04	Allowance for/reversal of doubtful accounts	-63,807	-108,046
7.02	Inputs purchased from third parties	-3,471,907	-3,846,365
7.02.01	Cost of sales and services	-116,632	-134,937
7.02.02	Supplies, power, outside services, and other inputs	-3,243,871	-3,563,477
7.02.04	Other	-111,404	-147,951
7.03	Gross value added	7,252,765	6,615,451
7.04	Retentions	-3,186,096	-4,020,957
7.04.01	Depreciation, amortization and depletion	-2,979,009	-2,701,162
7.04.02	Other	-207,087	-1,319,795
7.04.02.01	Provisions (including inflation adjustment)	-358,937	-562,326
7.04.02.02	Loss for the year of discontinued operations	536,096	-475,076
7.04.02.03	Other expenses	-384,246	-282,393
7.05	Wealth created	4,066,669	2,594,494
7.06	Value added received as transfer	170,915	782,342
7.06.01	Share of results of investees	398	32,181
7.06.02	Financial income	170,517	750,161
7.07	Wealth for distribution	4,237,584	3,376,836
7.08	Wealth distributed	4,237,584	3,376,836
7.08.01	Personnel	1,230,218	1,251,484
7.08.01.01	Salaries and wages	890,439	909,170
7.08.01.02	Benefits	232,746	233,843
7.08.01.03	Severance pay fund (FGTS)	78,859	75,151
7.08.01.04	Other	28,174	33,320
7.08.02	Taxes and fees	2,236,284	2,184,399
7.08.02.01	Federal	422,018	299,232
7.08.02.02	State	1,618,138	1,697,540
7.08.02.03	Municipal	196,128	187,627
7.08.03	Lenders and lessors	7,484,909	12,267,681
7.08.03.01	Interest	6,470,893	11,208,848
7.08.03.02	Rentals	1,014,016	1,058,833
7.08.04	Shareholders	-6,713,827	-12,326,728
7.08.04.03	Retained earnings/Accumulated losses for the period	-6,711,199	-12,327,833
7.08.04.04	Non-controlling interests in retained earnings	-2,628	1,105

24

Additional Disclosures Relating to the Statement of Cash Flows

a)	Non-cash transactions

	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Variance between economic and financial investment (acquisition of PP&E and intangible assets)	199,436	73,797	305,545	212,811
Offset of judicial deposits against provisions	45,459	132,007	192,896	316,325
Offset of judicial deposits against trade payables	495,312		752,919
Offset of recoverable taxes against taxes payable	1,245,138	863,161	2,637,734	3,290,060
Fistel fee	1,373		366,054

Reconciliation of liabilities resulting from financing activities

The changes in financial charges and the settlement of the debt resulting from financing activities are presented in Note 19.

b)	Merger of Telemar Norte Leste S.A. – Under Judicial Reorganization (“Telemar”)

The assets acquired and liabilities assumed arising from the merger of Telemar on May 3, 2021 are presented in Note 1.

25

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. – under Judicial Reorganization (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Regions I and II of the General Concession Plan (“PGO”), except Sectors 03, 20, 22, and 25, as a domestic local and long-distance carrier, and a license to operate STFC services in Region III of the PGO and Sectors 03, 20, 22, and 25, as a domestic local and long-distance carrier. The Company also provides domestic and international long-distance services in Regions I, II, and III of the PGO under licenses granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

Oi holds a license to provide nationwide Multimedia Communication Service (“SCM”).

And, through its subsidiary Oi Móvel S.A. – under Judicial Reorganization (“Oi Móvel”), holds a license to provide mobile telephony services in Regions I, II, and III of the General Licensing Plan (PGA), and the license to provide nationwide SCM services and the Conditional Access Service (SeAC).

In Africa, the Company provides fixed and mobile telecommunications services through own subsidiaries and the subsidiaries of Africatel Holdings B.V. (“Africatel”), and in Asia the Company provides fixed, mobile, and other telecommunications services basically related through its subsidiary Timor Telecom (Note 30).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and its American Depositary Receipts (“ADRs”) representing Oi common shares traded until then on the New York Stock Exchange (“NYSE”). On October 28, 2021, the Company issued a Material Fact Notice informing its shareholders and the market in general that as of that date it voluntarily withdrew its ADRs from the NYSE, at which time the ADRs began trading on the over-the-counter market in the United States under the trading code “OIBZQ”. The Company further advised that it will continue to be registered under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") and will remain in compliance with its disclosure obligations under the Exchange Act (“Disclosure Obligations”). Until the discontinuation criteria of its Disclosure Obligations are met.

Once the Company meets the discontinuation criteria of its the Disclosure Obligations, the Company intends to file a Form 15F with the SEC to deregister and discontinue its Disclosure Obligations. Immediately following the filing of Form 15F, the Company’s Disclosure Obligations shall be suspended and the deregistration is expected to become effective after ninety (90) days, while noting that the Company reserves the right, for any reason and at any time, to postpone or discontinue these actions before they become effective and to change its plans with respect to this matter.

26

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Concession agreements

The local and nationwide STFC long-distance concession agreements entered into by the Company and Telemar with ANATEL on May 3, 2021, are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services.

After the end of the term of the Agency's Public Hearing No. 51/2018, a proposal to amend the PGMU, forwarded to the Ministry of Communications (Letter No. 478/2020/GPR-ANATEL, dated December 1, 2020), were approved, through Ruling nº 619/2020, in addition to the new texts for the Concession Contracts (Resolution No. 737/2020). The drafts of the Concession Agreements were not executed by Oi, as in the case of the 2011 Agreement revision.

On January 28, 2021, the Government enacted Decree 10610/2021, which repeals Decree 9619/2018 and approves the PGMU V, applicable to 2021-2025. Among the provisions of the new PGMU we highlight the introduction of the backhaul obligation, under which carriers may use the balance resulting from the changes in targets of the previous PGMU. The PGMU V also provides for the end of the obligation to build fixed wireless new access facilities required by PGMU VI and the infrastructure already in place shall be maintained.

As a result of the enactment of Law 13879/2019, which opens the legal possibility of adapting to the private law regime of STFC provision from a public regime, as well as Decree 10402, which regulates Law 13879/2019 and set a deadline for ANATEL to edit the rules for adapting concessions to licenses, ANATEL enacted Resolution 741/2021, which approves the Regulation for the Adaptation of Switched Fixed-line Telephony Service Concessions to Licenses of the same service. This regulation sets the rules for the migration from the concession regime to a licensing regime, pending, however, the definition of the Migration Balance Calculation Methodology and its quantification, on a case-by-case basis, by concessionaire (the work is being conducted by a consulting firm engaged by ANATEL/UIT and is expected to be approved by the Agency’s Board of Directors by the end of the second half of 2021).

On December 30, 2020, Oi filed a Request for Arbitration Proceedings with ANATEL for the discussion of issues regarding our Concession Agreements. On August 13, 2021, Oi and ANATEL entered into the Arbitration Commitment Agreement that outlines the purpose and the rules applicable to the arbitration procedure to be conducted between the parties.

On May 3, 2021, ANATEL’s Act No. 2875/2021 was published on the Federal Official Gazette. This Act transfers to Oi the concessions held by its wholly-owned subsidiary Telemar for the provision of STFC services both under public and private law, in all their modalities, and SCM services, including the associated licenses for the right to use radiofrequencies. As a result of the transfer of the concessions, Telemar’s merger with and into Oi became effective on that date, under the terms approved at the Company’s Extraordinary Shareholders’ Meeting of April 30, 2021.

27

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

With the submission of the Judicial Reorganization Plan (“JRP”, “Plan” or “Original Plan”) on June 20, 2016, ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess its Company’s ability to discharge its obligations arising from the terms of the concession agreements. In March 2019, ANATEL decided, among other issues, to maintain the special monitoring of the provision of telecommunications services of the Oi Group companies in 2019 by imposing actions related to transparency, corporate governance, and corporate control, financial and operating performance, and asset and credit management, as informed in the Notice to the Market disclosed by the Company on May 8, 2019.

On February 10, 2020, as per the Notice to the Market released by the Company, ANATEL’s Board of Directors concluded there was no longer the need for special monitoring based on the decision issued in May 2019 as it considers that the Company’s and its subsidiaries’ short-term liquidity risk has been extinguished and revoked the obligations previously imposed on the Oi Group companies.

Corporate Authorization

The Executive Committee authorized the completion of this quarterly information at the meeting held on November 10, 2021, after being reviewed at the Board of Directors’ meeting held on the same daily.

Judicial Reorganization

On June 20, 2016, the Company and its direct and indirect wholly owned subsidiaries Oi Móvel, Telemar (merged with and into the Company in May 2021), Copart 4 Participações S.A. – under Judicial Reorganization (“Copart 4), Copart 5 Participações S.A. – under Judicial Reorganization (“Copart 5”, merged with and into the Company in March 2019), Portugal Telecom International Finance B.V. - under Judicial Reorganization (“PTIF”), and Oi Brasil Holdings Cooperatief U.A. - under Judicial Reorganization (“Oi Holanda”) (collectively with the Company, the “Oi Companies”, or “Debtors”) filed a petition for judicial reorganization with the Court of the State of Rio de Janeiro (“Judicial Reorganization Proceeding”).

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the General Creditors’ Meeting was held and the Oi Companies’ judicial reorganization plan (“Plan” or “JRP”) was approved by a vast majority of creditors on December 20, 2017.

On January 8, 2018, the judicial reorganization court (“Judicial Reorganization Court”) issued a decision that ratified the JRP and granted the judicial reorganization to the Oi Companies, which was published on February 5, 2018 (“JRP’s Homologation”).

On July 31, 2018, the restructuring of the Oi Companies’ financial debt was completed with the implementation of the applicable terms and conditions provided for in the JRP, including the completion of the first capital increase provided for in the JRP, Capital Increase – Claim Capitalization.

On January 25, 2019 the Company completed the second capital increase provided for in the JRP, with the issue of 3,225,806,451 new book-entry, registered common shares, without par value, including

28

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

new common shares represented by ADSs, pursuant to the JRP and the subscription and commitment agreement entered into by the Company, its subsidiaries, and the Backstop Investors.

On December 6, 2019, the Company released a Material Fact Notice informing that the Oi Companies had filed a petition with the Judicial Reorganization Court requesting that the court oversight of the Oi Companies not to terminated on February 4, 2020, the date when the JRP’s homologation would complete two (2) years. The non-termination of the judicial oversight did not introduce any changes to the current position of the Oi Companies and had no impact on the compliance with the Plan in force or on current receivables, or any other new funds that were obtained by the Oi Companies. It is worth noting that the continuity of court oversight at the end of the two-year period is a natural measure that has been applied in most judicial reorganization proceedings. Notwithstanding the good progress of the Plan implementation, which has already concluded most of the steps provided for in the proceeding, which were important for the Company’s recovery, said petition presented the Judicial Reorganization Court with circumstances related to the complexity inherent to the Judicial Reorganization Proceeding’s magnitude and to the reforms underway in the legal and regulatory environment, and which would require actions still to be implemented as part of the Judicial Reorganization Proceeding.

On December 23, 2019, the Company disclosed a Material Fact Notice informing that its subsidiary Oi Móvel entered into a 1st issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Oi Móvel 1st Issue Debentures”, “Oi Móvel 1st Issue”, and “Oi Móvel 1st Issue Indenture”, respectively), pursuant Clause 5.3 of the Original JRP. Oi Móvel’s 1st Issue Debentures were paid in on February 4, 2020 and were settled on July 30, 2021, through the prepayment of Oi Móvel’s 1st Issue Debentures with funds raised with the Oi Móvel’s Notes Issue (as defined below).

On February 28, 2020, the Company released a Material Fact Notice informing its shareholders and the general market that on February 28, 2020 the Oi Companies filed with the Judicial Reorganization Court a petition exposing its interest in submitting for deliberation to a new general creditors’ meeting (“New GCM”) an amendment to the Plan (“Amendment to Plan” or “amendment to the JRP”) aimed at achieving greater operating and financial flexibility to continue its investment project and the compliance with its strategic transformation plan (“Strategic Plan”), both broadly disclosed to the market.

In line with the foregoing, on March 6, 2020, the Company disclosed a Material Fact Notice informing that the Judicial Reorganization Court awarded a decision, on the same date, granting the Company’s request for a New General Creditors’ Meeting to deliberate on an amendment to the Plan.

On June 15, 2020, the Oi Companies filed with the Judicial Reorganization Court the draft Amendment to the JRP for the purposes of increasing the flexibility of the Original JRP by creating a more efficient corporate and operating structure, aiming at maximizing the Company’s value to the benefit of all its stakeholders. This initiative was fully aligned with the Strategic Plan, which is being transparently implemented.

On August 13, 2020, the Oi Companies filed with the Judicial Reorganization Court an updated draft of the Amendment to the JRP that adjusts certain terms and conditions. This proposal reflected the

29

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

several discussions with creditors, potential investors, and other stakeholders, including discussions held with the mediator appointed by the Judicial Reorganization Court, for the purpose of discussing improvements to the Amendment to the JRP.

The Amendment to the JRP was submitted to a vote by the Debtors and approved at the New GCM held on September 8, 2020, the date of the first notice to convene, at the SulAmérica, Convention Center, and was confirmed by the Judicial Reorganization Court on October 5, 2020, in a decision issued on October 8, 2020 that rejected all the allegations of procedural nullity of the New GCM, ruling out the allegation of unequal treatment among creditors and rejecting the requests for nullity of the voting and approval quorum of the Amendment to the JRP because it did not include any drafting and unresolved issues and, among other measures, has set a twelve-month period for ending the Debtors’ judicial reorganization, beginning on the date of said decision issue date, which may be extended, should there be a need to complete the acts relating to the disposals provided for in the Amendment to the JRP.

The Amendment to the JRP aims at allowing the Oi Companies and their subsidiaries (“Oi Group”) to implement their long-term plan, with the necessary resolution of their debt, in the current context, and their continuity as going concerns by following said JRP and their Strategic Plan. The main purpose of the Oi Group’s strategy is transforming its business model by focusing on the use and rapid expansion of its extensive fiber optics infrastructure as a competitive edge, including its transportation networks (backbone, backhaul and data network), and primary and secondary access networks (dedicated links, metropolitan rings, and FTTH access networks), enabling and supporting the high-speed connection and service provision needs of its residential, business, corporate, and government customers, and the provision of infrastructure services for other telecommunication service providers in the country, including the facilitation of connections for the new 5G technology.

On July 19, 2021, the Company released a Material Fact Notice to its shareholders and to the market in general presenting its Strategic Plan for the three-year period 2022-24, focused on the transformation of the “New Oi”, after the confirmation of the winning bids in the bidding processes for the sale of the main IPUs, and considering the structural separation set forth in the Amendment to the JRP. The Company intends to use the drivers of its Strategic Plan to pursue a sustainable business model by (i) accelerating revenue generation by its core businesses, as regards the connectivity platform and customer-focused digital services, notably: (i) B2C and SME Fiber customers, in the copper, TV, digital services segments; (ii) B2B customers (Oi Soluções) with regard to connectivity and IT solutions; and (iii) Infrastructure in the Digital, IPTV, DTH, and copper segments, and implementation of new sources of revenue, (ii) restructuring its cost structure, (iii) solving concession-related issues; and (iv) developing the InfraCo (defined below) to become a leading provider of digital solutions and fiber optics connections that improve people’s lives and businesses throughout the country.

On September 2, 2021, the Judicial Reorganization Court issued a decision, in response to a request filed by the Debtors, granting the request to extend the court supervision term of the Judicial Reorganization Proceeding until the end of March 2022, since the Oi Companies evidenced (i) the need to complete the sales of the UPIs; (ii) the need to implement certain terms and conditions provided for in the Amendment to the JRP; and (iii) that there were opinions from the Trustee and the Public Prosecutor assigned to the case favorable to such extension. Subsequently, in response to motions for

30

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

clarification filed by certain financial institutions, the Judicial Reorganization Court issued a decision clarifying that the judicial supervision period had been extended until the specific date of March 31, 2022. A financial institution filed an appeal against this decision, requesting that the judicial supervision end only on May 30, 2022, as expressly provided for in the Amendment to the JRP. The appeal has no suspensive effect and is pending judgment.

Amendment to the JRP

For more information on the goals of the Amendment to the JRP, as well as on the composition of each UPI provided for in the Amendment to the JRP, and the terms and conditions applicable to their sale, including structure and minimum price, please read the Amendment to the JRP, available for consultation purposes at www.recjud.com.br.

The Amendment to the JRP provides for the possibility of making adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require the Company to pay certain claims subject to the Plan within a term shorter than the term provided for in the Original Plan.

1.	Payment of Creditors

The Amendment to the JRP contains detailed information on the payment proposals for each class of creditors, summarized below.

1.1	Labor Claims

The Amendment to the JRP prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee’s list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers’ fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

1.2	Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors’ full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

31

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.3	Regulatory agencies’ claims

In light of the Amendment to the JRP, approved at the GCM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies are being paid as provided for by Law 13988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims, fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits. Accordingly, the Company devised the installment plan, as established in the Amendment to the JRP, and the transfer of judicial deposits for payment of the first installments commencing in December 2020 (Notes 12 and 18).

1.4	Unsecured Claims

1.4.1	Class III Unsecured Creditors.

1.4.1.1	Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

In relation to the straight-line payments, provided for by the JRP and the Amendment to the JRP, in 2021, the Debtor’s made a payment totaling R$1,316 to small claims and civil court creditors.

1.4.1.2	Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 of the Original Plan, respectively, also when there is one or more Liquidity Events (notably meaning, collectively, the Round 1 Purchase

32

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Obligation Liquidity Event, the Round 2 Purchase Obligation Liquidity Event. and the Round 3 Purchase Obligation Liquidity Event, as defined in the Amendment to the JRP) in the first five years from the court ratification of the JRP. Accordingly, the Amendment to the JRP establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

1.4.1.3	Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-years period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held (“Reverse Auction”). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

1.4.1.4	Bank Sureties

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

In relation to the regular payments provided for under the JRP and the Amendment to the JRP, in 2021, the Debtors made payments to Class III creditors totaling R$621,346 referring to the payment of their suppliers, R$127 referring to financial participation agreements (PEX) creditors, and R$876,782 to bondholders.

For information on the payments made in 2020, please read the Company’s 2020 Standard Financial Statements (DFPs) available at CVM and on our IR website (https://ri.oi.com.br/).

33

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.4.2	Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New GCM and that have filed have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group at www.credor.oi.com.br, within 45 days after the New GCM. The option to receive R$150,000 could have been be exercised, within the same term, by the Small Businesses with Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made via a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP, i.e., October 8, 2020 ;(“Homologation of the Amendment to the JRP”) or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

2.	Financing provided for in the Amendment to the JRP

Infraco SPC Debentures - Section 5 of the Amendment to the JRP

On February 18, 2021, Oi disclosed a Material Fact Notice informing that its subsidiary BrT Multimídia had entered into an indenture for the issue of collateralized, simple, nonconvertible debentures, backed by collaterals, for private placement, in the total amount of up to 2,500,000,000.00 (“InfraCo Debentures”, “InfraCo Issue”, and “InfraCo Issue Indenture”, respectively).

The InfraCo Issue was approved pursuant to the provisions of Section 5 of the Amendment to the JRP. As provided for by the Amendment to the JRP and the InfraCo Issue indenture, Oi, through its subsidiary Oi Móvel, shall hold a call option on all the preferred shares held by the Debentureholders as a result of the Conversion. Alternatively, and at the sole discretion of Oi (on its behalf or as successor by merger of Telemar) and Oi Móvel, InfraCo SPC may redeem all of the preferred shares held by the Debentureholders as a result of Conversion.

InfraCo Debentures are convertible into redeemable preferred shares, representing the majority of the voting shares of InfraCo SPC, mature in twenty-four (24) months from the Issue Date - InfraCo Issue (defined below), subject to the early redemption and early maturity events of the InfraCo Debentures set forth in the InfraCo Debenture Indenture, and are backed by collaterals and fiduciary guarantees provided by InfraCo SPC.

34

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On May 26, 2021 (“Issue Date - InfraCo Issue”), the Company released a Notice to the Market informing shareholders and the market in general that the subscription and full payment of the private placement of the InfraCo Issue, totaling R$2,500,000,000.00, had been completed.

2nd Issue of Oi Móvel Debentures – Clause 5.5.2 of the Amendment to the Plan (as defined below)

On June 21, 2021, the Company disclosed a Material Fact Notice informing that its direct subsidiary Oi Móvel, responsible for contributing the mobile telephony assets to the capital stock of UPI Mobile Assets, in accordance with the Amendment to the Plan (as defined below), entered into a 2nd issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 (“Oi Móvel 2nd Issue Debentures”, “Oi Móvel 2nd Issue”, and “Oi Móvel 2nd Issue Indenture”, respectively).

Oi Móvel’s 2nd Issue Debentures are nonconvertible, mature in 16 months from the Oi Móvel 2nd Issue Date (defined below), except for the early redemption and early maturity events of the Debentures set forth in the Oi Móvel 2nd Issue Indenture, and are backed by collaterals and fiduciary guarantees provided by Oi Móvel and the Company.

The Oi Móvel 2nd Issue was approved pursuant to Clause 5.5.2 of the Amendment to the Plan (as defined below) and is part of the post-petition financing, under the Debtor in Possession Financing (“DIP Financing”) modality, for the purpose of financing the operating activities and general and administrative expenses of Oi and its subsidiaries under judicial reorganization, until the date of financial settlement of the sale of the UPI Mobile Assets.

As at July 30, 2021 (“Issue Date - Oi Móvel 2nd Issue”), the Company disclosed a Notice to the Market informing shareholders and the market in general that the subscription and payment of the Oi Móvel 2nd Issue had been completed for private placement in the amount of R$2,000,000,000.00.

Issue of Oi Móvel Notes – Clause 5.5.4 of the Amendment to the Plan (as defined below)

On July 27, 2021, the Company released a Material Fact Notice informing that it had priced an offering in the international market of note units, comprised of senior notes to be issued by its direct subsidiary Oi Móvel, backed by collateral and a fiduciary guarantee provided by Oi Móvel and the Company (“Notes”), in line with the provisions of Clause 5.5.4 of the Amendment to the Plan (as defined below).

On July 30, 2021, the Notes issue was completed in the total amount of US$880,000,000.00, maturing on July 30, 2026 and bearing compensatory interest, as prescribed in the Notes indenture. On the same date, the principal of R$2,500,000.00 (including interest and charges) of Oi Móvel 1st Issue Debentures, maturing in January 2022, with was fully repaid with part of the net proceeds from the Notes issue.

35

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.	Partial Sale of UPI InfraCo - Investment Agreement and Other Covenants

The Amendment to the JRP provides for the segregation of the Company’s assets, liabilities, and rights related to the operation of telecommunications networks, as well as new investments in infrastructure, in InfraCo SPC, for the purpose of expanding its fiber optics networks. Under this structure, it was agreed that BrT Multimídia would be used and Oi would maintain a relevant stake in the capital stock of InfraCo SPC.

Against this backdrop, on October 1, 2021, Company and Globenet Cabos Submarinos S.A. (“Globenet”) entered into an Investment Agreement and Other Covenants (“Agreement”), the subject matter of which is the sale of shares representing the control of BrT Multimídia to said investor, whose winning bid in the judicial competitive process was confirmed by the Judicial Reorganization Court, in a hearing held on July 7, 2020, under the terms of the Amendment to the JRP.

The sale transaction price totals twelve billion, nine hundred and twenty-three million, three hundred and thirty-eight thousand, two hundred and ninety Brazilian reais and sixty-seven centavos (R$12,923,338,290.67), which will be subject to adjustment mechanisms based on certain financial and operating performance metrics of BrT Multimídia.

Following the payment of all installments and the completion of all the steps required to close the transaction, Globenet’s shareholders will hold shares representing 57.9% of the voting and total capital stock of BrT Multimídia, and Oi and its affiliates will hold the remaining voting and total capital stock.

On October 18, 2021, the Company issued a Notice to the Market informing that it became aware that the Board of the by the Administrative Economic Defense Council (“CADE”) (Brazilian antitrust authority) had issued on that date, SG Order No. 1538/2021, approving the partial sale of UPI InfraCo, without restrictions, confirming that, according to the applicable law, the approval decision would become final within fifteen (15) calendar days, as of its issue date, if there were no appeal by stakeholders or a transaction reversal by CADE’s Administrative Court.

On November 4, 2021, the Company released a new Notice to the Market on this matter, informing that a Certificate of Final and Unappealable Decision was issued for the unrestricted approval by CADE of the partial sale of UPI InfraCo, pursuant to Concentration Act no. 08700.005071/2021. The Company also informed that the actual completion of the transaction is subject to the prior consent of ANATEL, whose process is currently underway at the agency, as well as to the fulfillment of the usual conditions precedent for transactions of this nature, provided for in the Agreement.

36

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

4.	Corporate restructuring provided for in the JRP

4.1.	Merger of Telemar with and into the Company, under the JRP

On May 3, 2021, the concessions granted to the Company’s wholly-owned subsidiary Telemar for the provision of STFC services, under both the public and private law regimes, in all their modalities, and the SCM, including the associated licenses for the use of radiofrequencies, were transferred to the Company. As a result of this transfer of concessions and licenses, the merger of Telemar with and into the Company implemented, in connection with the JRP.

The assets acquired and liabilities assumed from Telemar on May 3, 2021 arising from the merger are summarized below:

Cash and cash equivalents	725,084
Cash investments	4,295
Accounts receivable	1,819,296
Inventories	135,203
Recoverable taxes	627,239
Dividends and interest on capital	1,622,606
Judicial deposits	2,342,486
Prepaid expenses	393,229
Investments	3,231,218
Property, plant and equipment	14,801,995
Intangible assets	20,536
Borrowings and financing	(7,715,041)
Trade payables	(4,534,031)
Assignment of receivables	(246,133)
Taxes payable	(647,980)
Leases payable	(1,901,424)
Provisions	(2,274,944)
Other assets and liabilities	(2,241,617)
Merged net assets	6,162,017

The upstream merger of Telemar does not affect the Company’s consolidated financial statements.

37

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

4.2.	Oi’s activities once the measures provided for in the Amendment to the JRP are implemented

If the corporate restructuring carried out to segregate the UPIs and the sale of these UPIs as provided for by the Amendment to the JRP is implemented, the Company will retain all activities, assets, rights and obligations not expressly transferred to the UPIs, residential, business, and corporate customers (including utility assets), in addition to the Digital and IT services (Oi Soluções), as well as the field maintenance and installation operations at Serede - Serviços de Rede S.A. (“Serede”) and customer service operations at Brasil Telecom Call Center S.A. (“BrT Call Center”).

With these measures, the goal is to ensure that this set of remaining assets is sufficient to guarantee the continuity of the Company as a going concern and the payment of its debts under the terms of the Amendment to the JRP.

5.	Full Content of the Amendment to the JRP

The full Amendment to the JRP is available to the Company’s shareholders at the Company’s headquarters and on its website (www.oi.com.br/ri or http://www.recjud.com.br/), CVM’s Empresas.NET System (www.cvm.gov.br;), and the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br;).

Going concern

The interim financial information for the period ended September 30, 2021, has been prepared assuming that the Company will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. The judicial reorganization is aimed at ensuring the continuation of the Oi Companies as going concerns. The continuity of the Company as a going concern was strengthen with the approval of the Amendment to the JRP (Nota 1) and ultimately depends on the successful outcome of the judicial reorganization and the realization of other forecasts of the Oi Companies.

The Company has been successfully discharging the obligations set forth in the judicial reorganization proceedings and even though there are no indications in this regard, we emphasize that the conditions and circumstances point to material uncertainties because of their own nature that may affect the success of the judicial reorganization and cast significant doubts as to the Oi Companies’ ability to continue as going concerns. As at September 30, 2021 and after the implementation of the JRP, total shareholders’ equity was R$1,079,116 (R$1,061,809 in the Company), consolidated loss for the period then ended was R$6,713,827 (R$6,711,199 in the Company), and working capital totaled R$22,821,110 (R$8,627,817 in the Company). As at December 31, 2020 and after the implementation of the JRP, total shareholders’ equity was R$7,769,910 (R$7,751,492 in the Company), consolidated loss for the year then ended was R$10,528,499 (R$10,529,963 in the Company), and working capital totaled R$15,782,630 (R$2,972,818 in the Company).

38

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.

By the closing date of this Interim Financial information, we had no records of material deviations in our operations and COVID-19-related results, even though the scenario is adverse and uncertainties regarding the duration and effects of the pandemic still persist.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Company’s individual and consolidated interim financial information has been prepared and is being presented in accordance with the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), which are consistent with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). All relevant information part of the interim financial information, and only this information, corresponds to the information the Company’s management uses while managing the Company.

(a)	Reporting basis

The Company’s interim financial information has been prepared for the period ended September 30, 2021 and in accordance with IAS 34 and CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”), which address interim financial reporting.

CPC 21 (R1)/IAS 34 requires that management use certain accounting estimates. The quarterly information has been prepared based on the historical cost, except for certain financial assets and financial liabilities measured at their fair values.

This quarterly information does not include all the information and disclosures required in annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and the accounting practices adopted in Brazil. There were no changes in the accounting policies adopted in the period ended September 30, 2021 as compared to those applicable in the year ended December 31, 2018, besides the new pronouncements, interpretations, and changes that became effective after December 31, 2018, as described in item (b) of this note.

39

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Restatement of the comparative balances of discontinued operation

The Company restated the comparative balances of the statement of profit or loss, statement of comprehensive income, statement of cash flows and statement of value added, in accordance with CPC 31/IFRS 5, which requires that an entity reclassifies the disclosures related to all operations that have been discontinued at the balance sheet date of the last reporting period presented. The effects of the reclassification are disclosed in Note 30.

Estimates and critical accounting judgments

The Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant, and also requires judgments related to these matters. Actual results of operations and the financial position may differ from these estimates. The estimates and critical accounting judgments that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are related to: (i) the recognition of revenue and trade receivables; (ii) expected credit losses on doubtful accounts; (iii) depreciation and amortization of assets with finite useful lives; (iv) impairment of long-lived assets; (v) leases; (vi) fair value of financial liabilities; (vii) provisions; (viii) fair value of financial assets; (ix) deferred income tax and social contribution; and (x) noncurrent assets held for sale and discontinued operations.

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment where it operates (“functional currency”). The individual and consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at period-end, related foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges.

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

40

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	assets and liabilities are translating at the rate prevailing at the end of the reporting period;
•	revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;

•	all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

As at September 30, 2021 and December 31, 2020, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using mainly the following foreign exchange rates:

	Closing rate		Average rate
Currency	09/30/2021	12/31/2020	09/30/2021	09/30/2020
Euro	6.2983	6.3779	6.3768	5.7207
US dollar	5.4394	5.1967	5.3317	5.0793
Cape Verdean escudo	0.0571	0.0578	0.0579	0.0519
Sao Tomean dobra	0.257100	0.260300	0.260453	0.000242
Kenyan shilling	0.04927	0.0476	0.0490	0.0481
Namibian dollar	0.3615	0.3540	0.3661	0.3032
Mozambican metical	0.0861	0.0700	0.0823	0.0743

Reclassifications of the comparative period’s accounting balances

The Company made some reclassifications in the note to financial income (expenses) for the period ended September 30, 2020 for better comparability and understanding of the transactions and balances in the individual and consolidated accounting information for the period ended September 30, 2021. These reclassifications do not affect the Company’s or equity as at that date and profit or loss for the period then ended. We highlight below the stated reclassifications:

	Three-month period ended
	COMPANY			CONSOLIDATED
	09/30/2020			09/30/2020
	Originally stated	Reclassification	Currently stated	Originally stated	Reclassification	Currently stated
Inflation adjustment and exchange differences on third-party debt discount	126,229	(126,229)		559,365	(559,365)
Inflation adjustment and exchange differences on related-party debt discount	1,511,619	(1,511,619)
Total reclassifications of financial income	1,637,848	(1,637,848)		559,365	(559,365)
Total financial income	2,103,031		465,183	655,526		96,161
Inflation adjustment and exchange differences on third-party debt discount		126,229	126,229		559,365	559,365
Inflation adjustment and exchange differences on related-party debt discount		1,511,619	1,511,619
Total reclassifications of financial expenses		1,637,848	1,637,848		559,365	559,365
Total financial expenses	(2,912,048)		(1,274,200)	(3,818,198)		(3,258,833)
Financial income (expenses)	(809,017)		(809,017)	(3,162,672)		(3,162,672)

41

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Nine-month period ended
	COMPANY			CONSOLIDATED
	09/30/2020			09/30/2020
	Originally stated	Reclassification	Currently stated	Originally stated	Reclassification	Currently stated
Inflation adjustment and exchange differences on third-party debt discount	1,151,301	(1,151,301)		4,100,063	(4,100,063)
Inflation adjustment and exchange differences on related-party debt discount	8,133,275	(8,133,275)
Total reclassifications of financial income	9,284,576	(9,284,576)		4,100,063	(4,100,063)
Total financial income	12,648,961		3,364,385	4,876,992		776,929
Inflation adjustment and exchange differences on third-party debt discount		1,151,301	1,151,301		4,100,063	4,100,063
Inflation adjustment and exchange differences on related-party debt discount		8,133,275	8,133,275
Total reclassifications of financial expenses		9,284,576	9,284,576		4,100,063	4,100,063
Total financial expenses	(15,644,028)		(6,359,452)	(16,804,910)		(12,704,847)
Financial income (expenses)	(2,995,067)		(2,995,067)	(11,927,918)		(11,927,918)

(b)	New and revised standards and interpretations

b.1) New standards adopted as at January 1, 2021:

New and revised standards		Effective beginning on or after:
Standard enhancement	Setting benchmark interest rates for application pf IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16	January 1, 2021

The amendments to the mentioned standards had no impacts on the Company’s Interim Financial Information.

42

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

b.2) The new and revised standards and interpretations issued by the IASB that are effective in future reporting periods and that the Company decided not to early adopt are the following, effective for periods beginning on or after January 1, 2022:

New and revised standards		Effective beginning on or after:
IAS 37	Onerous contract – classification of the cost of fulfilling an onerous contract.	January 1, 2022
IAS 16	Property, plant and equipment - classification of property, plant and equipment items before being ready for their intended use	January 1, 2022
IFRS 3	Conceptual framework	January 1, 2022
Standard enhancement	IFRS 1 – aspects of first-time adoption in a subsidiary; IFRS 9 - ‘10 percent’ test criterion to reverse financial liabilities; IFRS 16 - illustrative examples of leases; and IAS 41 – fair value measurement aspects	January 1, 2022
IAS 1	Classification of liabilities wither as current or non-current.	January 1, 2023
IFRS 4	Insurance contract – temporary exemptions to the application of IFRS 9 for insurers	January 1, 2023
IFRS 17	New Insurance Contracts standard superseding IFRS 4	January 1, 2023

The Company does not anticipate any impact from these amounts to accounting standards.

43

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Financial Instruments

The carrying amounts and the estimated fair values of our main financial assets and financial liabilities as at September 30, 2021 and December 31, 2020 are summarized as follows:

	Accounting measurement	COMPANY		CONSOLIDATED
		09/30/2021
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	165,747	165,747	603,561	603,561
Cash equivalents	Fair value	619,553	619,553	2,416,623	2,416,623
Cash investments	Fair value	190,126	190,126	201,298	201,298
Derivative financial instruments	Fair value	25,291	25,291	25,291	25,291
Due from related parties	Amortized cost	8,751,645	8,751,645
Accounts receivable (i)	Amortized cost	3,538,029	3,538,029	4,238,128	4,238,128
Dividends and interest on capital	Amortized cost	2,448,620	2,448,620	25	25
Financial asset at fair value	Fair value	51,957	51,957	51,957	51,957

Liabilities
Trade payables (i)	Amortized cost	6,009,349	6,009,349	7,153,384	7,153,384
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	9,449,298	9,449,298	11,295,011	11,295,011
Due to related parties	Amortized cost	1,930,031	1,930,031
Public debentures	Amortized cost	4,348,723	4,348,723	4,348,723	4,348,723
Private debentures				2,029,572	2,029,572
Senior Notes	Amortized cost	8,452,711	14,064,615	13,666,638	14,064,615
Derivative financial instruments	Fair value	4,159	4,159	4,159	4,159
Dividends and interest on capital	Amortized cost	825,332	825,332	20,933	20,933
Tax refinancing program (iii)	Amortized cost	262,850	262,850	288,806	288,806
Leases payable (iv)	Amortized cost	2,664,393	2,664,393	3,136,795	3,136,795

44

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Accounting measurement	COMPANY		CONSOLIDATED
		12/31/2020
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	174,952	174,952	692,742	692,742
Cash equivalents	Fair value	1,777,728	1,777,728	3,415,199	3,415,199
Cash investments	Fair value	187,856	187,856	204,056	204,056
Due from related parties	Amortized cost	7,621,572	7,621,572
Accounts receivable (i)	Amortized cost	1,400,570	1,400,570	3,974,238	3,974,238
Dividends and interest on capital	Amortized cost	1,466	1,466
Financial asset at fair value	Fair value	71,594	71,594	71,594	71,594

Liabilities
Trade payables (i)	Amortized cost	2,414,548	2,414,548	8,296,891	8,296,891
Borrowings and financing (ii)
Borrowings and financing	Amortized cost	2,556,144	2,556,144	10,542,777	10,542,777
Due to related parties	Amortized cost	1,591,964	1,591,964
Public debentures	Amortized cost	2,590,369	2,590,369	4,034,603	4,034,603
Private debentures				3,569,805	3,569,805
Senior Notes	Amortized cost	8,196,549	9,821,284	8,196,549	9,821,284
Derivative financial instruments	Fair value	10,967	10,967	10,967	10,967
Dividends and interest on capital	Amortized cost	4,775	4,775	18,094	18,094
Licenses and concessions payable (iii)	Amortized cost	17,828	17,828	43,415	43,415
Tax refinancing program (iii)	Amortized cost	212,629	212,629	346,217	346,217
Leases payable (iv)	Amortized cost	688,220	688,220	2,981,678	2,981,678

For the closing of the period ended September 30, 2021:

(i) The balances of accounts receivable have near terms and, therefore, they are not adjusted to fair value. The balances of trade payables subject to the judicial reorganization were adjusted to fair value at the date of novation of the liabilities and are represented by the amounts expected to be settled (Note 18).

(ii) The balance of the borrowings and financing with the BNDES, Local Banks, and ECAs correspond to exclusive markets, and the fair value of these instruments is similar to their carrying amounts. The balances of borrowings and financing refers to the bonds issued in the international market, for which is there is a secondary market, and their fair values differ from their carrying amounts.

(iii) The licenses and concessions payable and the tax refinancing program are stated at the amounts that these obligations are expected to be discharged and are not adjusted to fair value.

(iv) The leases payable are represented by the amounts that the obligations are expected to be settled, adjusted at present value.

45

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The levels of the financial assets cash and cash equivalents and cash investments, held-for-sale assets, and derivative financial instruments at fair value as at September 30, 2021 and December 31, 2020, are as follows:

	Fair value measurement hierarchy	COMPANY		CONSOLIDATED
		Fair value	Fair value	Fair value	Fair value
		09/30/2021	12/31/2020	09/30/2021	12/31/2020
Assets
Cash and banks	Level 1	165,747	174,952	603,561	692,742
Cash equivalents	Level 1	619,553	1,777,728	2,416,623	3,415,199
Cash investments	Level 1	190,126	187,856	201,298	204,056
Derivative financial instruments	Level 2	25,291		25,291
Liabilities
Derivative financial instruments	Level 2	4,159	10,967	4,159	10,967

There were no transfers between levels in the periods ended September 30, 2021 and December 31, 2020.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation, as follows:

(a)	Cash, cash equivalents and cash investments

Foreign currency-denominated cash equivalents and cash investments are basically kept in checking deposits denominated in euro and US dollars.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the period, and when similar, fair value is similar to the carrying amount on the reporting date.

(b)	Derivative financial instruments

The Company conducts derivative transactions to manage certain market risks, mainly the foreign exchange risk. At the closing date of the period ended September 30, 2021, these instruments include Non-deliverable Forward (NDF) contracts.

46

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

It is worth noting that the Company does not use derivatives for purposes other than the hedging these risks and the method used to calculate the fair value of the derivative instruments contracted throughout the year was the future cash flows method associated to each contracted instrument, discounted using the market rates prevailing at the reporting date.

3.2.	Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

The Company’s risk management process is a three-step process, taking into account its consolidated structure: strategic, tactical, and operational. At the strategic level, the Company’s executive committee agrees with the Board of Directors the risk guidelines to be followed each financial year. A Financial Risk Management Committee is responsible for overseeing and ensuring that Oi comply with the existing policies. At the operating level, risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by the Board of Directors.

The Financial Risk Management Committee meets on a monthly basis and currently consists of the Chief Finance and Investor Relations Officer, Chief Governance, Risks and Compliance Officer, the Chief Treasurer and Performance Analysis Officer, and no more than other two officers from the finance department and at least one former finance officer.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies. In line with the Hedging Policy pillars, the strategy is focused on the preservation of the Company’s cash flows, maintaining its liquidity, and complying with the financial covenants, if applicable.

3.2.1.	Market risk

(a)	Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets as at September 30, 2021 for which the Company does not enter into any currency hedging transaction.

47

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and its subsidiaries’ borrowings and financing exposed to this risk represent approximately 61.4% of total liabilities from borrowings and financing (64.0% at December 31, 2020), less the contracted currency hedging transactions.

To minimize this type of risk, after the sale of PT Ventures was completed in 2020, the Company elected to keep part of the funds received with this sale in offshore cash, as a natural hedge both to cover the payment of foreign currency-denominated interest to be made in 2020 and the portion of the Company’s US dollar-denominated operating expenses. Additionally, the Company also hedged part of the Company’s US dollar-denominated operating expenses. Throughout the nine months ended September 30, 2021, the Company continued to contract hedging transactions against foreign exchange exposure of short-term cash flows, in the form of forward currency contracts for the interest on the Qualified Bond due in February and August 2021, and due in February 2022, as well as for a material portion of the US dollar-denominated expenses until November of the current year. Additionally, the Company kept in an offshore account part of the amount disbursed in the issue of the 2026 Bond, as a natural hedge for the payment of interest on this January 2022 instrument, as well as part of the amounts that will potentially be subject to the repurchase offer for these notes.

The percentage of currency hedging for the effects of foreign exchange exposure in the financial result of Borrowings and financing contracted is 39.3%. This percentage includes the exchange rate impacts on the adjustment gain at fair value.

Foreign currency-denominated financial assets and financial liabilities are presented in the balance sheet as follows (includes intragroup balances transferred to Company amounts):

	COMPANY
	09/30/2021		12/31/2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	130,161	130,161	148,750	148,750
Due from related parties	8,751,022	8,751,022	7,621,168	7,621,168
Derivative financial instruments	25,291	25,291
Financial liabilities
Borrowings and financing (Note 19)	15,473,060	15,473,060	10,833,843	10,833,843
Derivative financial instruments	4,159	4,159	10,967	10,967

48

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	09/30/2021		12/31/2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	498,458	498,458	526,133	526,133
Cash equivalents	669,537	669,537	1,410	1,410
Derivative financial instruments	25,291	25,291
Financial liabilities
Borrowings and financing (Note 19)	19,163,584	19,163,584	16,841,745	16,841,745
Derivative financial instruments	4,159	4,159	10,967	10,967

The amounts of the derivative financial instruments as at September 30, 2021 and December 31, 2020 are summarized as follows:

Derivatives designated for hedge accounting
			COMPANY		CONSOLIDATED
	Notional (US$)	Maturity (years)	Fair value		Fair value
			Amounts (payable)/receivable		Amounts (payable)/receivable
			09/30/2021	12/31/2020	09/30/2021	12/31/2020
USD/R$ Non-deliverable forwards (NDFs)	22,911	< 1 year	4,587	(3,561)	4,587	(3,561)

Derivatives not designated for hedge accounting
			COMPANY		CONSOLIDATED
	Notional (US$)	Maturity (years)	Fair value		Fair value
			Amounts (payable)/receivable		Amounts (payable)/receivable
			09/30/2021	12/31/2020	09/30/2021	12/31/2020
USD/R$ Non-deliverable forwards (NDF)	82,677	< 1 year	16,544	(7,406)	16,544	(7,406)

As at September 30, 2021 and December 31, 2020, the main hedging transactions conducted with financial institutions with the objective minimizing the foreign exchange risk were as follows:

Non-deliverable Forward (NDF) contracts

US$/R$: Refer to future dollar purchase transactions using NDFs to hedge against the depreciation of the Brazilian real against the US dollar. The key strategy for these contracts is to eliminate foreign exchange differences during the contract period, mitigating unfavorable changes in foreign exchange rates on dollar-denominated debts or operating expenses.

49

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As at September 30, 2021, the Company recognized as result of derivative transactions the amounts shown below:

	Three-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Forward currency transaction – financial results	31,438		31,438
Forward currency transaction – operating results	(3,850)	(7,133)	(3,850)	(7,133)
Total	27,588	(7,133)	27,588	(7,133)

	Nine-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Forward currency transaction – financial results	7,766	127,581	7,766	127,581
Forward currency transaction – operating results	(5,769)	(5,981)	(5,769)	(5,981)
Total	1,997	121,600	1,997	121,600

And the movements in foreign exchange hedges designated for hedge accounting were recognized in other comprehensive income.

Table of movements in hedge accounting effects in other comprehensive income
	COMPANY	CONSOLIDATED
Balance at Dec 31, 2020	(3,561)	(3,561)
Amortization of hedges to profit or loss	8,148	8,148
Balance at Sep 30, 2021	4,587	4,587

Foreign exchange risk sensitivity analysis

Pursuant to CPC 40 (R1)/IFRS 7, as at September 30, 2021, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period.

The foreign exchange rates used for the probable scenario are the closing rates prevailing in September 2021. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	09/30/2021	Depreciation
Probable scenario
U.S. dollar	5.4394	0%
Euro	6.2983	0%
Possible scenario
U.S. dollar	6.7993	25%
Euro	7.8729	25%
Remote scenario
U.S. dollar	8.1591	50%
Euro	9.4475	50%

50

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The impacts of foreign exchange exposure on the foreign currency-denominated debt with third parties, taking into consideration derivatives and offshore cash, in the sensitivity scenarios estimated by the Company, are shown in the table below (excludes intragroup balances):

		09/30/2021
		COMPANY			CONSOLIDATED
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario	Probable scenario	Possible scenario	Remote scenario
US dollar debts	Dollar appreciation	20,279,295	25,349,119	30,418,943	26,028,476	32,535,595	39,042,715
Derivatives (net position - USD)	Dollar depreciation	(16,544)	(128,978)	(241,412)	(16,544)	(128,978)	(241,412)
US dollar cash	Dollar depreciation	(72,481)	(90,601)	(108,721)	(816,418)	(1,020,522)	(1,224,627)
Euro debt	Euro appreciation	257,517	321,896	386,275	3,765,558	4,706,947	5,648,337
Euro cash	Euro depreciation	(57,497)	(71,871)	(86,245)	(331,661)	(414,577)	(497,492)
Fair value adjustment	Dollar/euro depreciation	(6,983,335)	(8,729,168)	(10,475,002)	(10,532,260)	(13,165,325)	(15,798,390)
Total assets/liabilities indexed to exchange fluctuation		13,406,955	16,650,397	19,893,838	18,097,151	22,513,140	26,929,131
Total (gain) loss			3,243,442	6,486,883		4,415,989	8,831,980

(b)	Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions. Most of the portfolio of exclusive funds consists of repurchase agreements pegged to the SELIC rate (Central Bank’s policy rate).

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP), the CDI, the Benchmark Rate, and more recently the Broad Consumer Price Index (IPCA) in the case of real-denominated debt as at September 30, 2021. After the approval of the JRP, the Company does not have borrowings and financing subject to the foreign currency-denominated floating interest rate.

51

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As at September 30, 2021, approximately 32.3% (35.9% at December 31, 2020) of the incurred debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after is to CDI.  Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

These assets and liabilities are presented in the balance sheet as follows:

	COMPANY
	09/30/2021		12/31/2020
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	619,553	619,553	1,777,728	1,777,728
Cash investments	190,126	190,126	187,856	187,856
Due from related parties	622	622	404	404
Financial liabilities
Borrowings and financing (Note 19)	8,701,473	8,701,473	4,092,958	4,101,183

	CONSOLIDATED
	09/30/2021		12/31/2020
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	1,747,086	1,747,086	3,413,789	3,413,789
Cash investments	201,298	201,298	204,056	204,056
Financial liabilities
Borrowings and financing (Note 19)	12,149,380	12,149,380	9,501,988	9,501,988

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the CDI, the TJLP, and the IPCA. This risk is associated to an increase in those rates. The TJLP has been successively cut since January 2020, when it was set at 5.09% per year. Beginning April 2020, the TJLP was cut again to 4.94% p.a. and subsequently to 4.91% p.a. for July-September 2020, to 4.55% p.a. for October-December 2020, and 4.39% p.a. for January-March 2021. Beginning April 2021, after successive cuts, the National Monetary Council decided to increase this rate to 4.61% p.a. and in July-September 2021, to 4.88% p.a. Before the end of the quarter, together with the Selic increase cycle, there was a new increase of the TJLP to 5.32% p.a., effective for October-December 2021. The CDI has also been showing successive increases since March 2021, after a long period of stability at 1.90% p.a. After five successive increases, the CDI closed the quarter at 6.15% p.a.

Pursuant to CPC 40 (R1)/IFRS 7, Management estimated the fluctuation scenarios of the rates CDI and TJLP as at September 30, 2021. The rates used for the probable scenario were the rates prevailing at the end of the reporting period.

52

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

These rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

09/30/2021
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
6.15%	4.88%	7.69%	6.10%	9.23%	7.32%

Such sensitivity analysis considers outflows for the repayment of debts to third parties in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the fair values of these liabilities.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		09/30/2021
		COMPANY			CONSOLIDATED
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario	Probable scenario	Possible scenario	Remote scenario
Debt pegged to CDI	CDI increase	3,736,130	4,713,996	5,708,322	3,991,157	5,000,530	6,026,186
Debt pegged to TJLP	TJLP increase	2,258,637	2,624,613	2,990,240	3,077,978	3,575,982	4,073,319
Total assets/liabilities pegged to the interest rate		5,994,767	7,338,609	8,698,562	7,069,135	8,576,512	10,099,505
Total (gain) loss			1,343,842	2,703,795		1,507,377	3,030,370

3.2.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. The expected losses on trade receivables are adequately covered by an allowance intended to cover possible losses on their realization.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at September 30, 2021, approximately 91.0% of the consolidated cash investments were made with counterparties with an AAA, AA, A, and or sovereign risk rating.

53

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.2.3.	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions. Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses.

The Company’s management monitors the continual forecasts of the liquidity requirements to ensure that the company has sufficient cash to meet its operating needs and fund capital expenditure to modernize and expand its network.

In May 2021, Oi completed the subscription and payment of the R$2,500 million convertible debentures issued by Brasil Telecom Comunicação Multimídia S.A. The funds disbursed through these debentures are being used to support the subsidiary's CAPEX, focused on the expansion of the fiber-to-the-home (FTTH) network.

In July 2021, Oi Móvel issued R$2,000 million in simple, nonconvertible debentures indexed to the CDI and a US$880 million Senior Bond. For details of the disbursements, see Note 19 – Borrowings and Financing. Part of the total amount disbursed with the Bond was used in the prepayment of the DIP Loan of that subsidiary. Both funds raised are in line with the provisions of the Amendment to the JRP and aim at strengthening cash and contributing to the execution of its CAPEX plan.

Capital management

The Company seeks to manage its equity structure according to best market practices.

The objective of the Company’s capital management strategy is to ensure that liquidity levels and financial leverage allow the sustained growth of the Group, the compliance with the strategic investment plan, and generation of returns to our shareholders.

We may change our capital structure, according to existing economic and financial conditions, to optimize our financial leverage and debt management.

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (earnings before interest (financial income and expenses), taxes, depreciation, and amortization), and the interest coverage ratio, as shown below:

Gross debt-to-EBITDA	between 2x and 4.0x
Interest coverage ratio (*)	higher than 1.75

(*) Measures the Company’s capacity to cover its future interest obligations.

3.2.4.	Risk of accelerated maturity of borrowings and financing

At the end of September 30, 2021 there was no risk of accelerated maturity of the Company’s debt.

54

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

It is worth emphasizing that, in line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not imply a possible breach of the agreement, as reported in Note 19, ‘Covenants’ section.

4.	NET OPERATING REVENUE

	Three-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020 Restated

Gross operating revenue	2,586,506	1,182,300	3,017,382	3,063,898

Deductions from gross revenue	(501,327)	(240,197)	(773,591)	(753,068)
Taxes	(494,885)	(238,109)	(661,577)	(674,460)
Other deductions	(6,442)	(2,088)	(112,014)	(78,608)

Net operating revenue	2,085,179	942,103	2,243,791	2,310,830

	Nine-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020 Restated

Gross operating revenue	5,856,893	3,262,241	8,997,903	9,256,927

Deductions from gross revenue	(1,132,728)	(741,010)	(2,281,011)	(2,229,367)
Taxes	(1,118,936)	(734,045)	(1,962,148)	(2,041,546)
Other deductions	(13,792)	(6,965)	(318,863)	(187,821)

Net operating revenue	4,724,165	2,521,231	6,716,892	7,027,560

55

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5.	REVENUE AND EXPENSES BY NATURE

	Three-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Net operating revenue	2,085,179	942,103	2,243,791	2,310,830
Operating income (expenses):
Interconnection	(48,847)	(16,304)	(36,611)	(46,564)
Personnel	(207,228)	(109,455)	(457,711)	(471,766)
Third-party services	(536,271)	(247,672)	(644,725)	(771,974)
Grid maintenance service	(335,100)	(120,326)	(107,571)	(112,267)
Handset and other costs			(2,821)	(3,640)
Advertising and publicity	(19,688)	(18,725)	(81,339)	(84,828)
Rentals and insurance	(353,583)	(120,225)	(317,801)	(377,644)
(Provisions)/reversals	38,701	(42,808)	(33,069)	(64,356)
Expected losses on trade receivables	(12,652)	5,771	(12,526)	(25,484)
Taxes and other income (expenses)	(2,442,524)	(1,749,516)	(20,559)	(9,623)
Other operating income (expenses), net	(53,200)	3,383	(62,408)	22,480
Operating expenses excluding depreciation and amortization	(3,970,392)	(2,415,877)	(1,777,141)	(1,945,666)
Depreciation and amortization	(789,425)	(375,582)	(1,087,380)	(908,770)
Total operating expenses	(4,759,817)	(2,791,459)	(2,864,521)	(2,854,436)
Loss before financial income (expenses) and taxes	(2,674,638)	(1,849,356)	(620,730)	(543,606)
Financial income (expenses):
Financial income	867,307	465,183	(34,793)	69,393
Financial expenses	(3,071,345)	(1,274,200)	(4,220,757)	(2,125,723)
Total financial income (expenses)	(2,204,038)	(809,017)	(4,255,550)	(2,056,330)
Pre-tax loss	(4,878,676)	(2,658,373)	(4,876,280)	(2,599,936)
Income tax and social contribution		680	(1,266)	1,089
Loss for the period from discontinued operations	(4,878,676)	(2,657,693)	(4,877,546)	(2,598,847)
Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 30)	66,062	19,309	66,062	19,309
Loss for the period	(4,812,614)	(2,638,384)	(4,811,484)	(2,579,538)
Loss attributable to Company owners	(4,812,614)	(2,638,384)	(4,812,614)	(2,638,384)
Profit (loss) attributable to non-controlling interests			1,130	58,846

Operating expenses by function:

Cost of sales and/or services	(1,742,216)	(664,215)	(1,829,142)	(1,674,372)
Selling expenses	(326,387)	(136,721)	(508,538)	(513,329)
General and administrative expenses	(321,115)	(209,373)	(526,319)	(635,792)
Other operating income	378,539	125,371	336,340	360,129
Other operating expenses	(31,400)	(97,855)	(336,095)	(392,508)
Share of results of investees	(2,717,238)	(1,808,666)	(767)	1,436
Total operating expenses	(4,759,817)	(2,791,459)	(2,864,521)	(2,854,436)

56

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Nine-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Net operating revenue	4,724,165	2,521,231	6,716,892	7,027,560
Operating income (expenses):
Interconnection	(106,477)	(50,338)	(109,955)	(125,464)
Personnel	(519,018)	(292,364)	(1,374,817)	(1,393,169)
Third-party services	(1,214,358)	(716,091)	(2,031,607)	(2,378,860)
Grid maintenance service	(729,427)	(370,304)	(343,574)	(353,969)
Handset and other costs			(5,876)	(8,336)
Advertising and publicity	(39,215)	(44,753)	(296,580)	(204,280)
Rentals and insurance	(839,718)	(357,060)	(1,014,016)	(1,058,833)
(Provisions)/reversals	62,923	(46,308)	(111,999)	(127,398)
Expected losses on trade receivables	(14,992)	(19,610)	(63,807)	(108,046)
Taxes and other income (expenses) (i)	(3,633,321)	(8,362,059)	(47,465)	(22,020)
Other operating income (expenses), net (ii)	52,811	3,383	908,774	389,038
Operating expenses excluding depreciation and amortization	(6,980,792)	(10,255,504)	(4,490,922)	(5,391,337)
Depreciation and amortization	(1,900,608)	(1,136,182)	(2,979,009)	(2,701,162)
Total operating expenses	(8,881,400)	(11,391,686)	(7,469,931)	(8,092,499)
Loss before financial income (expenses) and taxes	(4,157,235)	(8,870,455)	(753,039)	(1,064,939)
Financial income (expenses):
Financial income	1,127,815	3,364,385	170,517	750,161
Financial expenses	(4,217,875)	(6,359,452)	(6,656,729)	(11,571,737)
Total financial income (expenses)	(3,090,060)	(2,995,067)	(6,486,212)	(10,821,576)
Pre-tax loss	(7,247,295)	(11,865,522)	(7,239,251)	(11,886,515)
Income tax and social contribution		12,765	(10,672)	34,863
Loss for the period from discontinued operations	(7,247,295)	(11,852,757)	(7,249,923)	(11,851,652)
Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 30)	536,096	(475,076)	536,096	(475,076)
Loss for the period	(6,711,199)	(12,327,833)	(6,713,827)	(12,326,728)
Loss attributable to Company owners	(6,711,199)	(12,327,833)	(6,711,199)	(12,327,833)
Profit (loss) attributable to non-controlling interests			(2,628)	1,105

Operating expenses by function:

Cost of sales and/or services	(4,007,722)	(2,014,979)	(5,237,532)	(5,009,103)
Selling expenses	(719,649)	(403,389)	(1,639,990)	(1,508,982)
General and administrative expenses	(810,952)	(633,153)	(1,645,685)	(2,024,167)
Other operating income	789,542	406,645	2,160,537	1,566,564
Other operating expenses	(193,992)	(163,876)	(1,107,659)	(1,148,992)
Share of results of investees	(3,938,627)	(8,582,934)	398	32,181
Total operating expenses	(8,881,400)	(11,391,686)	(7,469,931)	(8,092,499)

(i)	Includes the share of results of investees.

57

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	In 2021, represented primarily by the gain on the sale of UPI Towers amounting to R$986,196. In 2020, represented primarily by the gain on the sale of properties amounting to R$107,400 and the gain on the sale of the investment held in PT Ventures amounting to R$79,114.

6.        FINANCIAL INCOME (EXPENSES)

	Three-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Financial income
Interest, inflation adjustment, and exchange differences on other assets	(149,739)	(49,511)	(138,495)	1,077
Income from cash investments	9,116	11,395	22,897	21,752
Interest and exchange differences on intragroup loans	950,652	458,686
Exchange differences on translating foreign cash investments	9,227	38,188	74,915	27,935
Other income	48,051	6,425	5,890	18,629
Total	867,307	465,183	(34,793)	69,393

Financial expenses and other charges
a) Borrowing and financing costs
Amortization of third-party debt discount	(401,886)	(147,245)	(483,111)	(357,248)
Amortization of related-party debt discount	(336,689)	(248,211)
Inflation adjustment and exchange differences on third-party debt discount	738,822	126,229	1,001,787	559,364
Inflation adjustment and exchange differences on related-party debt discount	1,714,838	1,511,619
Inflation adjustment and exchange losses on third-party	(1,619,829)	(381,811)	(2,300,854)	(1,028,749)
Interest on borrowings from third parties	(412,640)	(293,943)	(555,554)	(397,270)
Interest on debentures	(71,737)	(18,992)	(183,138)	(108,282)
Interest and exchange differences on intragroup loans	(1,644,119)	(1,467,121)
Subtotal:	(2,033,240)	(919,475)	(2,520,870)	(1,332,185)
b) Other charges
Interest on leases	(78,857)	(20,916)	(91,790)	(83,332)
Gain (loss) on cash investments classified as held for sale	(11,649)	1,716	(30,671)	99,729
Tax on transactions and bank fees	(23,062)	(21,484)	(300,664)	(49,007)
Interest on, inflation adjustment to, and foreign exchange differences on other liabilities	(809,155)	(255,868)	(958,600)	(653,380)
Inflation adjustment to (provisions)/reversals	(54,956)	(40,259)	(95,420)	(69,323)
Interest on taxes in installments - tax financing program	(1,566)	(686)	(1,929)	(1,261)
Derivative transactions	31,438		31,438
Other expenses	(90,298)	(17,228)	(252,251)	(36,964)
Subtotal:	(1,038,105)	(354,725)	(1,699,887)	(793,538)
Total	(3,071,345)	(1,274,200)	(4,220,757)	(2,125,723)
Financial income (expenses)	(2,204,038)	(809,017)	(4,255,550)	(2,056,330)

58

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Nine-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Financial income
Interest, inflation adjustment, and exchange differences on other assets	9,672	114,821	67,783	158,634
Income from cash investments	21,953	47,137	48,704	93,378
Interest and exchange differences on intragroup loans	1,035,776	2,955,050
Exchange differences on translating foreign cash investments	3,345	238,105	43,538	483,303
Other income	57,069	9,272	10,492	14,846
Total	1,127,815	3,364,385	170,517	750,161

Financial expenses and other charges
a) Borrowing and financing costs
Amortization of third-party debt discount	(588,357)	(538,612)	(901,035)	(1,299,453)
Amortization of related-party debt discount	(454,825)	(1,071,673)
Inflation adjustment and exchange differences on third-party debt discount	193,847	1,151,301	392,521	4,100,063
Inflation adjustment and exchange differences on related-party debt discount	278,707	8,133,275
Inflation adjustment and exchange losses on third-party	(586,194)	(3,633,913)	(1,111,901)	(8,351,377)
Interest on borrowings from third parties	(1,038,833)	(895,852)	(1,322,960)	(1,202,558)
Interest on debentures	(131,030)	(83,275)	(509,186)	(402,507)
Interest and exchange differences on intragroup loans	(155,824)	(7,957,596)
Subtotal:	(2,482,509)	(4,896,345)	(3,452,561)	(7,155,832)
b) Other charges
Interest on leases	(175,820)	(62,796)	(265,220)	(267,689)
Gain on cash investments classified as held for sale	(8,130)	420,410	(15,130)	232,751
Tax on transactions and bank fees	(65,372)	(80,104)	(387,752)	(161,014)
Interest, inflation adjustment, and exchange differences on other liabilities (i)	(950,704)	(1,289,649)	(1,584,835)	(3,448,380)
Inflation adjustment to (provisions)/reversals	(89,882)	(221,646)	(246,938)	(434,928)
Interest on taxes in installments - tax financing program	(2,943)	(3,119)	(4,238)	(5,708)
Derivative transactions	7,766	(127,581)	7,766	(127,581)
Other expenses (ii)	(450,281)	(98,622)	(707,821)	(203,356)
Subtotal:	(1,735,366)	(1,463,107)	(3,204,168)	(4,415,905)
Total	(4,217,875)	(6,359,452)	(6,656,729)	(11,571,737)
Financial income (expenses)	(3,090,060)	(2,995,067)	(6,486,212)	(10,821,576)

(i)	This line item includes interest related to the present value adjustment associated with the liabilities of onerous contracts and trade payables subject to the Judicial Reorganization, and related exchange differences and adjustment for inflation.
(ii)	Represented mainly by financial banking fees and commissions.

59

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

7.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	Three-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Income tax and social contribution
Current taxes		680	(1,266)	1,089
Deferred taxes (Note 10)
Total		680	(1,266)	1,089

	Three-month period ended
	CONTROLADORA		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Pre-tax loss	(4,878,676)	(2,658,373)	(4,876,280)	(2,599,937)
Income tax and social contribution
Income tax and social contribution on taxed income	1,658,750	903,847	1,657,935	883,979
Equity in investees	(923,861)	(614,946)	(261)	488
Tax incentives			16	3
Permanent deductions (add-backs)	714,953	397,252	330,709	(30,137)
Reversal of (Allowance for) impairment losses on deferred tax assets	(1,449,842)	(685,473)	(1,749,737)	(777,486)
Tax effects of deferred tax assets of foreign subsidiaries			(239,928)	(75,758)
Income tax and social contribution effect on profit or loss		680	(1,266)	1,089

	Nine-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Income tax and social contribution
Current taxes		680	(10,672)	11,049
Deferred taxes (Note 10)		12,085		23,814
Total		12,765	(10,672)	34,863

60

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Nine-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020 Restated	09/30/2021	09/30/2020 Restated
Pre-tax loss	(7,247,295)	(11,865,522)	(7,239,251)	(11,886,515)
Income tax and social contribution
Income tax and social contribution on taxed income	2,464,080	4,034,278	2,461,345	4,041,415
Equity in investees	(1,339,133)	(2,918,198)	135	10,942
Tax incentives (i)			97	37
Permanent deductions (add-backs) (ii)	(798,875)	2,645,454	(6,520,232)	1,161,779
Reversal of (Allowance for) impairment losses on deferred tax assets (iii)	(326,072)	(3,748,769)	4,302,864	(4,531,250)
Tax effects of deferred tax assets of foreign subsidiaries (iv)			(254,881)	(648,060)
Income tax and social contribution effect on profit or loss		12,765	(10,672)	34,863

(i)	Refer basically to the income surtax (10%) payable by subsidiaries.

(ii)	The tax effects of permanent add-backs are represented primarily by the write-off of deferred tax credits, amounting to R$6,520,403, related to tax loss carryforwards of subsidiary Telemar, merged with and into the Company on May 3, 2021, and by the effects of changes in foreign exchange rates on the fair value adjustments to restructured liabilities included in the JRP.

(iii)	The reversal in the period corresponds mainly to the effects of the reversals of the provisions to the realizable value of deferred tax credits on tax loss carryforwards derecognized from Telemar, as commented in the previous paragraph and referred to in Note 10.

(iv)	Effects of unrecognized deferred tax assets held by foreign subsidiaries that do not have a history of profitability and/or an expectation to generate taxable income.

61

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

8.	CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments and cash investments made by the Company and its subsidiaries in the periods ended September 30, 2021 and December 31, 2020 are measured at their fair values.

(a)	Cash and cash equivalents

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Cash and banks	165,747	174,952	603,561	692,742
Cash equivalents	619,553	1,777,728	2,416,623	3,415,199
Total	785,300	1,952,680	3,020,184	4,107,941

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Repurchase agreements (i)	456,039	1,518,113	1,555,197	2,919,122
Certificated of Bank Deposit (CDB)	151,986	185,564	152,834	343,084
Private securities (ii)	8,615	71,254	34,623	134,411
Time deposits			669,537	1,407
Other	2,913	2,797	4,432	17,175
Cash equivalents	619,553	1,777,728	2,416,623	3,415,199

(b)	Short- and long-term cash investments

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Private securities (iii)	175,452	170,660	182,202	177,827
Government securities	14,674	17,196	19,096	26,229
Total	190,126	187,856	201,298	204,056
Current	187,519	184,682	191,942	193,715
Non-current	2,607	3,174	9,356	10,341

(i)	Represented, mainly, by exclusive investment funds, most the portfolio of which consists of government securities with yields pegged to SELIC (Central Bank’s policy rate). The portfolio is preferably allocated to highly liquid spot market instruments for all investments.

(ii)	Represented primarily by highly liquid treasury financial bills of private banks pegged to CDI.

(iii)	Represented mainly by investments whose yields are pegged to SELIC and CDB rates.

The Company and its subsidiaries hold cash investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

62

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

9.	ACCOUNTS RECEIVABLE

	COMPANY[1]		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Billed services	3,755,870	1,471,972	4,379,884	3,984,006
Unbilled services	533,182	378,225	829,058	1,024,380
Subtotal	4,289,052	1,850,197	5,208,942	5,008,386
Expected losses on trade receivables	(751,023)	(449,627)	(970,814)	(1,034,148)
Total	3,538,029	1,400,570	4,238,128	3,974,238

1 These amounts include related-party balances, as shown in Note 29 and include balances merged from Telemar (Nota 1).

The aging list of trade receivables is as follows:

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Current	3,444,635	1,469,935	3,750,120	3,650,943
Past-due up to 60 days	239,359	120,279	566,297	564,145
Past-due from 61 to 90 days	100,560	14,665	150,307	88,377
Past-due from 91 to 120 days	34,318	11,898	89,981	76,252
Past-due from 121 to 150 days	35,520	12,366	102,173	78,409
Over 150 days past-due	434,660	221,054	550,064	550,260
Total	4,289,052	1,850,197	5,208,942	5,008,386

The movements in the expected credit losses on trade receivables are as follows:

	COMPANY	CONSOLIDATED
Balance at January 1, 2021	(449,627)	(1,034,148)
Telemar merger (Note 1)	(287,300)
Expected losses on trade receivables	(14,992)	(62,450)
Trade receivables written off as uncollectible	896	125,784
Balance at September 30, 2021	(751,023)	(970,814)

63

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAXES

	ASSETS
	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	93,907	10,466	190,223	179,780
Recoverable social contribution (CSLL) (i)	4,823	3	81,404	73,435
IRRF/CSLL - withholding income taxes (ii)	47,470	34,690	90,253	104,906
Total current	146,200	45,159	361,880	358,121

Deferred recoverable taxes
Income tax and social contribution on temporary differences[1]	3,724,398	3,724,398	3,671,070	3,671,070
Total non-current	3,724,398	3,724,398	3,671,070	3,671,070

1 See movements table below.

	Liabilities
	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Current taxes payable
Income tax payable			10,878	11,752
Social contribution payable			352	630
Total current			11,230	12,382

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.

(ii)	Withholding income tax (IRRF) credits on cash investments, derivatives, intragroup loans, government entities, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

64

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Movements in deferred income tax and social contribution

	COMPANY
	Balance at 12/31/2020	Recognized in deferred tax benefit/ expenses	Telemar merger (Note 1)	Balance at 09/30/2021
Deferred tax assets arising on:
Temporary differences
Provisions	421,463	(61,798)	540,864	900,529
Provisions for suspended taxes	125,495	4,727		130,222
Provisions for pension funds	(50,806)	157	(159,690)	(210,339)
Expected losses on trade receivables	167,165	259	256,907	424,331
Profit sharing	30,252	(32,672)	3,410	990
Foreign exchange differences	3,548,033	113,530	1,184,559	4,846,122
Merged goodwill (i)	1,131,992	(213,043)		918,949
Onerous obligation	536,237	(11,687)	961,672	1,486,222
Leases	13,748	7,616	39,802	61,166
ORA - MTM - Derivatives	1,211	(2,771)		(1,560)
Other temporary add-backs and deductions	217,967	22,425	510,414	750,806
Deferred taxes on temporary differences	6,142,757	(173,257)	3,337,938	9,307,438
CSLL tax loss carryforwards (iii)	4,991,972	835,805		5,827,777
Total deferred tax assets	11,134,729	662,548	3,337,938	15,135,215
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(1,467,357)	(336,476)	313,425	(1,490,408)
Allowance for impairment loss (iii)	(5,942,974)	(326,072)	(3,651,363)	(9,920,409)
Total deferred tax assets (liabilities)	3,724,398			3,724,398

65

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Balance at 12/31/2020	Recognized in deferred tax benefit/ expenses	Balance at 09/30/2021
Deferred tax assets arising on:
Temporary differences
Provisions	1,223,404	(113,847)	1,109,557
Provisions for suspended taxes	169,539	7,882	177,421
Provisions for pension funds	(211,187)	157	(211,030)
Expected losses on trade receivables	487,033	42,979	530,012
Profit sharing	133,156	(97,573)	35,583
Foreign exchange differences	3,442,455	377,463	3,819,918
Merged goodwill (i)	1,131,992	(213,043)	918,949
Onerous obligation	2,438,425	(8,122)	2,430,303
Leases	196,332	71,126	267,458
ORA - MTM - Derivatives	1,211	(2,771)	(1,560)
Other temporary add-backs and deductions	1,127,492	116,291	1,243,783
Deferred taxes on temporary differences	10,139,852	180,542	10,320,394
CSLL tax loss carryforwards (iii)	16,561,970	(4,824,235)	11,737,735
Total deferred tax assets	26,701,822	(4,643,693)	22,058,129
Deferred tax liabilities
Temporary differences and income tax and social contribution of goodwill (ii)	(2,423,808)	340,829	(2,082,979)
Allowance for impairment loss (iii)	(20,606,944)	4,302,864	(16,304,080)
Total deferred tax assets (liabilities)	3,671,070		3,671,070

(i)	Refer to: (i) deferred income tax and social contribution assets calculated as tax benefit originating from the goodwill paid on acquisition of the Company and recognized by the merged companies in the course of 2009. The realization of the tax credit arises from the amortization of the goodwill balance based on the STFC license and in the appreciation of property, plant and equipment, the utilization of which is estimated to occur through 2025, and (ii) deferred income tax and social contribution assets originating from the goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into Telemar Participações S.A. (“TmarPart”) and by TmarPart merged with and into the Company on September 1, 2015, which was based on the Company’s expected future profitability and the amortization of which is estimated to occur through 2025.

(ii)	Refers basically to the tax effects on the appreciation of property, plant and equipment and intangible assets, merged from TmarPart.

(iii)	The Company regularly tests deferred tax assets for impairment and recognizes an allowance for impairment losses of deferred tax assets when it is probable that these assets will not be realized, based on a statement of expected generation of future taxable income, supported by a technical feasibility study and the matching the estimated annual realization portion of the asset and liability temporary differences. The allowance for impairment losses is reversed as it becomes probable that taxable income will be available.

66

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Throughout the period, at the time of the merger of Telemar (Note 1), the Company derecognized deferred tax credits on tax loss carryforwards to profit or loss and the corresponding provisions were reversed at the realizable value of these credits, totaling R$6,520,403.

The stock of tax loss carryforwards in Brazil and foreign subsidiaries is approximately R$23,910,705 and R$14,432,380, and corresponds to R$8,129,640 and R$3,608,095 in deferred tax assets, respectively, which can be carried forward indefinitely and offset against taxes payable in the future.

Non-levy of IRPJ/CSLL on adjustments to recoverable taxes using SELIC

On September 24, 2021, the Federal Supreme Court (“STF”) unanimously decided, in its ruling on the merits of Appeal RE No. 1.063.187, which sets precedence on Issue No. 962, for the unconstitutionality of the levy of corporate income tax (IRPJ) and social contribution on net income (CSLL) on adjustments made to tax overpayments using SELIC (Central Bank’s policy rate) refunded under a court decision. On September 29, 2021, the Court issued the Judgment Minutes but the full decision has not been issued to date.

On July 12, 2019, the Company and its subsidiary Oi Móvel filed lawsuits challenging the assessment of IRPJ and CSLL on the amounts corresponding to the SELIC adjustment plus (i) the amounts related to the unduly paid or overpaid taxes that have been refunded as a result of a tax overpayment recovery or administrative offset lawsuit; and (ii) the judicial deposits withdrawn by the companies; also claiming the right to offset the overpaid taxes since July 12, 2014.

With regards to the lawsuit filed by Oi, the court awarded a ruling on October 29, 2020, which was later confirmed in the appellate court in a hearing held on August 13, 2021, leading to the filing of special and extraordinary appeals by the Company, which have not yet been judged. The lawsuit to which Oi Móvel is a party is still pending judgment by the lower court.

Based on the STF’s decision, as well as on the legal grounds stated in the Supreme Court’s decision, the Company believes it is entitled to claiming deferred IRPJ and CSLL assets totaling approximately R$500 million. The Company believes that the criteria required for recognition of deferred tax assets have been met, but will not have an impact on the interim financial information for the period ended September 30, 2021, due to the existing limitation for purposes of recognizing tax credits.

67

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

11.	OTHER TAXES

	ASSETS
	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Recoverable State VAT (ICMS) (i)	486,064	221,582	702,124	1,056,583
PIS and COFINS (ii)	611,943	1,153,103	1,166,172	2,115,486
Other	36,967	74	121,319	98,548
Total	1,134,974	1,374,759	1,989,615	3,270,617
Current	628,096	929,572	973,162	1,823,451
Non-current	506,878	445,187	1,016,453	1,447,166

	Liabilities
	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
State VAT (ICMS)	229,903	129,638	391,970	389,852
ICMS Convention No. 69/1998	64,612	47,476	138,041	136,462
PIS and COFINS (iii)	366,067	274,605	578,374	560,554
FUST/FUNTTEL/broadcasting fees (iv)	572,852	258,245	670,741	665,169
Telecom Inspection Fund (FISTEL) fee (v)	2,883	654	974,374	488,538
Other (vi)	54,722	13,308	232,214	272,570
Total	1,291,039	723,926	2,985,714	2,513,145
Current	349,251	174,097	1,669,446	1,189,145
Non-current	941,788	549,829	1,316,268	1,324,000

(i) Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

(ii) The Company and its subsidiaries filed legal proceedings to claim the right to deduct ICMS from the PIS and COFINS tax bases and the recovery of past unduly paid amounts, within the relevant statute of limitations.

In 2019, the 1st and 2nd Region Federal Courts (Brasília and Rio de Janeiro) issued final and unappealable decisions favorable to the Company on two of the three main lawsuits of the Company relating to the discussion about the non-levy of PIS and COFINS on ICMS.

These credits were cleared for offset by the Federal Revenue Service between May and October 2019 so that the Company has been using them to pay federal taxes due since June 2019. The total amount of the credit was approximately R$3 billion, added to the three lawsuits.

(iii) Represented primarily by the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.

68

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(iv) The Company and Oi Móvel filed lawsuits to discuss the correct calculation of the contribution to the FUST and in the course of the lawsuits made escrow deposits to suspend its collection. These discussions are also being judged by higher courts and a possible transformation of the deposited amounts into definitive payments should not occur within two (2) years.

(v) The Company and Oi Móvel, together with other industry companies, filed a lawsuit aiming at removing the obligation to pay the Installation Inspection Fee (TFI) and the Operation Fee (TFF). The court awarded a sentence rejecting the claims, which led to the filing of an appeal, which is still awaiting judgment. As the 2020 TFF payment deadline is about to expire and the appeal is pending judgment, the companies filed a request for an early appeal, granted on March 18, 2020, to suspend the payment of the 2020 TFF until the appeal is judged, and this request was renewed for 2021, also granted by a decision issued in March 2021, to maintain the collection suspension until the judgment of the appeal.

(vi) Represented primarily by inflation adjustment to suspended taxes and withholding tax on intragroup loans and interest on capital.

12.	JUDICIAL DEPOSITS

In some situations, the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote. The Company recognizes in current assets that amount it expects to withdraw from escrow deposits or the amount of escrow deposits it expects to offset against provisions in the coming twelve months.

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

	COMPANY1		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Civil (i)	2,500,280	2,718,735	2,690,629	4,433,968
Tax	1,832,471	888,000	1,908,228	1,985,621
Labor	663,186	344,990	875,066	902,294
Subtotal:	4,995,937	3,951,725	5,473,923	7,321,883
Estimated loss	(33,061)	(15,233)	(42,830)	(28,048)
Total	4,962,876	3,936,492	5,431,093	7,293,835
Current	1,105,749	716,047	1,353,659	1,095,827
Non-current	3,857,127	3,220,445	4,077,434	6,198,008

1The parent company's balances as at September 30, 2021, include the judicial deposits of Telemar merged in May 2021 (Note 1).

(i) The reduction made in the period results mainly from the transfer of judicial deposits to the regulatory agency ANATEL, in accordance with the provisions of the Amendment to the JRP and the transaction agreement signed, based on the provisions of Law 13988/2020 (Notes 1 and 18).

69

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

13.	PREPAID EXPENSES

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Costs incurred on the performance of a contract (IFRS 15) (i)	372,849	187,927	354,403	255,407
Telecom Inspection Fund (FISTEL) fee	2,023		136,129
Advertising and publicity	7,600	511	14,299	20,928
Insurance	35,762	12,245	45,138	46,357
Bank guarantee	28,570	5,860	34,673	24,956
Other	264,621	103,496	156,414	110,868
Total	711,425	310,039	741,056	458,516
Current	558,978	233,952	568,245	330,131
Non-current	152,447	76,087	172,811	128,385

(i) Represented by commission costs incurred in the compliance with agreements. The movements in the period are as follows:

	COMPANY	CONSOLIDATED
Balance at January 1, 2021	187,927	255,407
Telemar merger (Note 1)	251,837
Incurred costs	115,302	769,419
Allocation to profit or loss	(182,217)	(670,423)
Balance at September 30, 2021	372,849	354,403

14.        OTHER TAXES

	COMPANY[1]		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Sureties from related parties		60,340
Receivables (i)	260,040	89,620	260,280	427,451
Advances to and amounts recoverable from suppliers	308,506	69,480	302,633	294,553
Amounts receivable from the sale of property, plant and equipment items	223,019	84,031	225,746	308,806
Amounts receivable (ii)	286,043	54,145	268,801	177,626
Advances to employees	29,588	16,802	45,568	48,257
Other	122,515	38,587	74,911	93,303
Total	1,229,711	413,005	1,177,939	1,349,996
Current	808,132	346,445	719,338	754,292
Non-current	421,579	66,560	458,601	595,704

1 The balances as at September 30, 2021 include the balances merged from Telemar (Note 1).

(i)	The receivables from Fundação Sistel arise from the Company’s interest in the distribution of the PBS-A plan surplus, duly approved by the National Pension Plan Authority (PREVIC). As at September 30, 2021, the Company had claim to fourteen (14) installments of receivables that are adjustable according to the Plan’s profitability.

(ii)	As at September 30, 2021, includes R$84,245 related to the amounts receivable arising from the sale of the UPI Datacenter.

70

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

15.	INVESTMENTS

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Investment in subsidiaries	4,742,932	7,339,368
Joint arrangements	23,223		23,223	25,081
Investments in associates	52,187		52,187	50,799
Tax incentives, net of allowances for losses	16,698	10,273	31,916	31,876
Other investments	2	3,799	6,081	15,823
Total	4,835,042	7,353,440	113,407	123,579

Summary of the movements in investment balances

	COMPANY	CONSOLIDATED
Balance at January 1, 2021	7,353,440	123,579
Equity in investees (*)	(2,579,200)	114
Investment – BrT Multimídia (**)	1,476,838
Disposal of investment (Drammen)	(36,774)
Capital increase - BrT Multimídia (***)	5,615,135
Merger of Telemar (****)	(2,246,707)
Dividends	(6,431)
Write-off of investments	(10,286)	(10,286)
Reclassification to held-for-sale assets (*****)	(4,730,973)
Balance at September 30, 2021	4,835,042	113,407

(*) Breakdown shown below.

(**) On May 1, 2021 the Company (Assignor) and BrT Multimídia (Assignee) entered into Indefeasible Rights of Use (IRU) agreements, which establishes the conditions for the onerous and permanent assignment, by the Assignor to the Assignee, of the exclusive, indefeasible, and unalterable right of use of the assets that are the subject matter of the agreements (transmission of telecommunication signals capacity, underground network, and fiber optics). Certain assets subject matter of these agreements are reversible assets and after the enactment of ANATEL Resolution 744, on April 8, 2021, Management concluded for the transfer contractual assets from Oi to BrT Multimedia in the form of a capital contribution (Note 16).

(***) Refers basically to the capital increase in BrT Multimídia, approved in the Extraordinary Shareholders’ Meeting held on September 27, 2021, through the partial payment of assets associated with the IRU contracts. The other assets associated with the IRU agreements, referred to in item (**) above, will be paid by the end of 2021.

(****) On May 3, 2021, Telemar was merged with and into the Company (Note 1).

(*****) Reclassification of held-for-sale assets from assets held in UPI InfraCo (at the percentage of 57.9 to be sold), UPI Mobile Assets, and UPI TVCo, through the direct investment in Oi Móvel, and well as from international operations and due to the fulfillment of the recognition criteria as held-for-sale assets (Note 30).

71

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The main data related to direct equity interests in subsidiaries, for equity accounting purposes, are as follows:

			COMPANY
			09/30/2021
			In thousands of shares		Private equity	Equity interests - %
Subsidiaries and joint ventures	Shareholders’ equity	Profit (loss) for the period	Common	Preferred		Total capital	Voting capital
Telemar		(1,666,575)
Rio Alto	3,971	82	215,538,129	215,538,129		100	100
Oi Holanda	(2,262,301)	(216,413)	100			100	100
Oi Serviços Financeiros	1,977	1,976	799			100	100
PTIF	(4,456,983)	(532,607)	0.042			100	100
CVTEL	(5,195)	(238)	18			100	100
Carrigans	148		0.100			100	100
Serede	(341,493)	(90,082)	24,431,651			99.12	99.12
PT Participações (*)	229,246	(287)	1,000,000			100	100
Drammen		3,601
Oi Móvel	1,073,719	(3,283,318)	14,209,581			100	100
BrT Serviços Financeiros	664	9			7,499,999	100	100
BrT Call Center	(73,363)	(31,047)		22,370		100	100
BrT Multimídia	9,303,432	(194,593)	8,045,264			59.37	59.37
Hispamar	274,091	13,218	113,213			19.04	19.04
AIX	19,066	1,788	298,563			50	50

(*) The interest in the equity and the share of results of PT Participações are represented by: (i) investment of R$229,057 and share of profits of R$811, classified in investments; and (ii) investments of R$(189) and share of losses of R$523, classified in investments held-for-sale assets.

72

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Equity in investees		Investment value		Provision for negative shareholders’ equity
Subsidiaries and joint ventures	09/30/2021	09/30/2020 Restated	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Telemar	(618,123)	(7,166,215)		7,156,690
Rio Alto	82	24	3,971	3,908
Oi Holanda	(216,413)	(699,996)			2,262,301	2,045,888
Oi Serviços Financeiros	1,976	2,904	1,977	2,970
PTIF	(532,607)	(1,323,232)			4,456,983	3,924,376
CVTEL	(219)	(267)			5,195	3,297
Carrigans			148	147
Serede	(47,183)	6,762			338,488	44,022
PT Participações	(287)	113,376	229,246	229,466
Drammen	1,742			38,466
Oi Móvel	(2,325,246)		1,073,719
BrT Serviços Financeiros	6		664
BrT Call Center	(28,399)				73,363
BrT Multimídia	353,961		6,685,767
Hispamar	1,456		52,187
AIX	(1,170)		23,223
Unrealized profits or losses with investees	7,893	8,634	(76,331)	(35,075)
Loss for the year of discontinued operations	(536,096)	475,076
Share of results of investees of continuing operations in profit or loss (Note 5)	(3,938,627)	(8,582,934)
Exchange differences on share of results of investees	68
Reclassification of equity in investees to the provision for equity deficiency (i)	824,821	2,016,733
Investees’ share of other comprehensive income	(1,036)	48
Loss for the year of discontinued operations	536,096	(475,076)
Reclassified from held-for-sale assets	(522)	(113,376)	(3,176,229)	(57,204)
Total	(2,579,200)	(7,154,605)	4,818,342	7,339,368	7,136,330	6,017,583

(i)	Represented by the share of results of subsidiaries Oi Holanda, PTIF, CVTEL, and Serede.

73

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Summarized financial information

	09/30/2021
Subsidiaries and joint ventures	Assets	Liabilities	Revenue
Telemar (1)			1,402,121
Oi Holanda (1)	2,753,177	5,015,478
PTIF (1)	2,011,113	6,468,096
Rio Alto	5,476	1,505
Oi Serviços Financeiros	13,441	11,464	333
CVTEL		5,195
Serede	1,205,102	1,546,595	1,510,214
PT Participações	720,945	491,699	170,762
Drammen			18,348
Oi Móvel	27,032,834	25,959,115	7,736,968
BrT Serviços Financeiros	678	14
BrT Call Center	135,624	208,987	315,419
BrT Multimídia	17,174,290	7,870,858	2,183,654
Hispamar	367,047	92,956	262,223
AIX	46,723	27,657	41,645

(1) Amounts adjusted for consolidation and equity accounting purposes.

	12/31/2020		09/30/2020
Subsidiaries	Assets	Liabilities	Revenue
Telemar (1)	30,029,239	22,872,549	3,835,387
Oi Holanda (1)	2,208,027	4,253,915
PTIF (1)	1,665,144	5,589,520
Rio Alto	5,386	1,478
Oi Serviços Financeiros	14,303	11,333	294
CVTEL		3,297
Serede	1,305,345	1,556,756	1,710,619
PT Participações	716,476	487,010	160,954
Drammen	107,558	28,034

(1) Amounts adjusted for consolidation and equity accounting purposes.

74

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

16.	PROPERTY, PLANT AND EQUIPMENT

	COMPANY
	Works in progress	Automatic switching equipment	Transmission and other equipment(1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at December 31, 2020	247,097	6,543,019	26,556,428	6,530,293	1,746,607	794,502	1,649,991	44,067,937
Telemar merger (Note 1)	924,917	10,309,857	38,837,650	9,711,658	2,221,012	2,225,160	2,409,449	66,639,703
Corporate restructuring (i)	(7)		(14,383,273)	(7,448,521)	(324,423)		53,735	(22,102,489)
Contractual changes						91,107		91,107
Additions	1,306,078		168,079	38,562	4,504	153,004	9,178	1,679,405
Write-offs (i)	(5,973)		(207,156)	(24,685)	(16,233)	(28,391)	(2,322)	(284,760)
Transfers	(811,950)	23,367	665,240	112,043	(1,937)		13,237
Balance at September 30, 2021	1,660,162	16,876,243	51,636,968	8,919,350	3,629,530	3,235,382	4,133,268	90,090,903
Accumulated depreciation
Balance at December 31, 2020		(6,478,456)	(22,234,444)	(5,336,279)	(1,530,157)	(115,097)	(1,424,672)	(37,119,105)
Telemar merger (Note 1)		(10,129,808)	(30,309,241)	(7,112,428)	(1,889,348)	(371,179)	(2,025,704)	(51,837,708)
Corporate restructuring			9,493,044	5,461,985	273,953		(66,991)	15,161,991
Depreciation expenses		(33,927)	(955,088)	(186,511)	(29,185)	(169,768)	(66,172)	(1,440,651)
Write-offs (i)			180,063	24,557	10,297	6,398	1,499	222,814
Balance at September 30, 2021		(16,642,191)	(43,825,666)	(7,148,676)	(3,164,440)	(649,646)	(3,582,040)	(75,012,659)
PP&E, net
Balance at December 31, 2020	247,097	64,563	4,321,984	1,194,014	216,450	679,405	225,319	6,948,832
Balance at September 30, 2021	1,660,162	234,052	7,811,302	1,770,674	465,090	2,585,736	551,228	15,078,244
Annual depreciation rate (average)		10%	12%	10%	9%	8%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

(i)	Refers basically to the Company's capital increase in BrT Multimídia (UPI InfraCo), through the payment of assets, as well as the assets associated with the IRU contracts that will be paid until the end of the year, as mentioned in Note 15.

75

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Works in progress	Automatic switching equipment	Transmission and other equipment(1)	Infrastructure	Buildings	Right of use - leases	Other assets	Total
Cost of PP&E (gross amount)
Balance at December 31, 2020	1,952,915	17,205,772	51,441,011	30,715,032	4,116,196	3,587,031	4,869,248	113,887,205
Contractual changes						119,090		119,090
Additions	2,034,754	1,996	19,046	127,454	13,537	464,182	266,797	2,927,766
Write-offs (i)	(19,059)	(7,284)	(280,083)	(39,285)	(16,243)	(255,279)	(2,368)	(619,601)
Transfers	(1,036,477)	153,233	518,907	317,588	5,004		41,745
Transfer to held-for-sale assets (ii)	(4,652)	53,821	(15,091,558)	(7,385,167)	(324,568)		(116,794)	(22,868,918)
Balance at September 30, 2021	2,927,481	17,407,538	36,607,323	23,735,622	3,793,926	3,915,024	5,058,628	93,445,542
Accumulated depreciation
Balance at December 31, 2020		(16,903,988)	(41,522,059)	(23,308,511)	(2,767,697)	(678,530)	(4,571,362)	(89,752,147)
Depreciation expenses (iii)		(83,669)	(1,431,692)	(366,309)	(66,825)	(340,989)	(294,565)	(2,584,049)
Write-offs		7,284	248,344	38,284	10,299	137,889	2,375	444,475
Transfers		4,367	(4,399)	(11)	2		41
Transfer to held-for-sale assets (ii)		(15,428)	9,452,973	5,237,865	273,023	(1,349)	7,534	14,954,618
Balance at September 30, 2021		(16,991,434)	(33,256,833)	(18,398,682)	(2,551,198)	(882,979)	(4,855,977)	(76,937,103)
PP&E, net
Balance at December 31, 2020	1,952,915	301,784	9,918,952	7,406,521	1,348,499	2,908,501	297,886	24,135,058
Balance at September 30, 2021	2,927,481	416,104	3,350,490	5,336,940	1,242,728	3,032,045	202,651	16,508,439
Annual depreciation rate (average)		10%	12%	10%	9%	11%	15%
(1)	Transmission and other equipment include transmission and data communication equipment.

(i)	They refer basically to the impacts arising from the sale of UPI Towers.

(ii)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 30 (a.1)).

(iii)	Considers the amount of R$295,537 reclassified to profit or loss from discontinued operations (Note 30 (a.2)).

Additional disclosures

Pursuant to ANATEL’s concession agreements, the property, plant and equipment items of the Concessionaires that are indispensable for the provision of the Switched Fixed-line Telephony Services (“STFC”) provided for in said agreements are considered returnable assets.

76

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As at September 30, 2021, the residual balance of the Company’s returnable assets is R$6,233,480 (R$2,970,354 at December 31, 2020) and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment. On a consolidated basis, this balance amounts to R$8,495,927 (R$9,095,320 at December 31, 2020).

In the period ended September 30, 2021, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 7% per year.

Movements in the rights of use - leases

	COMPANY
	Towers	Physical space	Vehicles	Properties	Power distributed	Total
Lease cost (gross amount)
Balance at December 31, 2020	677,011	62,493	53,690	1,308		794,502
Telemar merger (Note 1)	1,921,298	254,857		24,061	24,944	2,225,160
Contractual changes	83,964	15,405	(1)	(8,261)		91,107
Additions	10,142	142,520	338	4		153,004
Write-offs	(4,133)	(8,344)	(5,389)		(10,525)	(28,391)
Balance at September 30, 2021	2,688,282	466,931	48,638	17,112	14,419	3,235,382
Accumulated depreciation
Balance at December 31, 2020	(88,359)	(12,514)	(13,832)	(392)		(115,097)
Telemar merger (Note 1)	(272,020)	(86,539)		(11,355)	(1,265)	(371,179)
Depreciation expenses	(104,473)	(40,305)	(21,914)	(2,585)	(491)	(169,768)
Write-offs	652	2,491	2,955		300	6,398
Balance at September 30, 2021	(464,200)	(136,867)	(32,791)	(14,332)	(1,456)	(649,646)
Right of use, net
Balance at December 31, 2020	588,652	49,979	39,858	916		679,405
Balance at September 30, 2021	2,224,082	330,064	15,847	2,780	12,963	2,585,736

77

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Towers	Physical space	Stores	Vehicles	Properties	Power distributed	Total
Lease cost (gross amount)
Balance at December 31, 2020	2,577,359	472,644	148,596	266,442	97,046	24,944	3,587,031
Contractual changes	106,091	37,680	13,060	140	(37,881)		119,090
Additions	10,142	303,649		107,382	32,596	10,413	464,182
Write-offs	(5,309)	(13,208)	(558)	(214,059)	(11,620)	(10,525)	(255,279)
Balance at September 30, 2021	2,688,283	800,765	161,098	159,905	80,141	24,832	3,915,024
Accumulated depreciation
Balance at December 31, 2020	(328,199)	(122,671)	(61,764)	(126,200)	(38,797)	(899)	(678,530)
Depreciation expenses	(137,015)	(86,334)	(26,474)	(78,106)	(11,774)	(1,286)	(340,989)
Write-offs	1,014	2,196	448	124,263	8,319	300	136,540
Balance at September 30, 2021	(464,200)	(206,809)	(87,790)	(80,043)	(42,252)	(1,885)	(882,979)
Right of use, net
Balance at December 31, 2020	2,249,160	349,973	86,832	140,242	58,249	24,045	2,908,501
Balance at September 30, 2021	2,224,083	593,956	73,308	79,862	37,889	22,947	3,032,045

17.	INTANGIBLE ASSETS

	COMPANY
	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at December 31, 2020	84	2,565,404	14,478,133	518,133	17,561,754
Telemar merger (Note 1)	10	2,694,123		379,141	3,073,274
Additions	56,182	30			56,212
Transfers	(56,192)	56,170		22
Balance at September 30, 2021	84	5,315,727	14,478,133	897,296	20,691,240
Accumulated amortization
Balance at December 31, 2020		(2,559,694)	(11,491,219)	(465,463)	(14,516,376)
Telemar merger (Note 1)		(2,685,038)		(367,700)	(3,052,738)
Amortization expenses		(9,516)	(447,926)	(2,515)	(459,957)
Balance at September 30, 2021		(5,254,248)	(11,939,145)	(835,678)	(18,029,071)
Intangible assets, net
Balance at December 31, 2020	84	5,710	2,986,914	52,670	3,045,378
Balance at September 30, 2021	84	61,479	2,538,988	61,618	2,662,169
Annual amortization rate (average)		20%	20%	23%

78

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance at December 31, 2020	9,111	7,468,361	14,672,893	1,020,832	23,171,197
Additions	141,689	15,251		2,395	159,335
Write-offs		(36,455)	(17)	(12,225)	(48,697)
Transfers	(149,211)	150,333		(1,122)
Transfer to held-for-sale assets (i)	(84)	(85,423)	6	16,976	(68,525)
Balance at September 30, 2021	1,505	7,512,067	14,672,882	1,026,856	23,213,310
Accumulated amortization
Balance at December 31, 2020		(6,951,338)	(11,693,579)	(828,459)	(19,473,376)
Amortization expenses		(105,633)	(558,399)	(8,334)	(672,366)
Write-offs		37,732		10,235	47,967
Transfer to held-for-sale assets (i)		60,121		(4,155)	55,966
Balance at September 30, 2021		(6,959,118)	(12,251,978)	(830,713)	(20,041,809)
Intangible assets, net
Balance at December 31, 2020	9,111	517,023	2,979,314	192,373	3,697,821
Balance at September 30, 2021	1,505	552,949	2,420,904	196,143	3,171,501
Annual amortization rate (average)		20%	20%	23%

(i)	Represented basically by assets of the UPIs transferred to held-for-sale assets (Note 30).

18.	TRADE PAYABLES

	COMPANY1		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
ANATEL (*)	5,592,555	2,253,571	5,862,183	7,054,295
Services	2,225,882	589,789	1,297,420	1,476,270
Infrastructure, network and plant maintenance materials	607,827	455,787	2,348,139	2,459,582
Rental of polls and rights-of-way	90,776	85,504	100,692	115,154
Other	49,231	27,464	289,947	314,279
Adjustment to present value (**)	(2,556,922)	(997,567)	(2,744,997)	(3,122,689)
Total	6,009,349	2,414,548	7,153,384	8,296,891
Current	2,676,984	970,071	3,546,376	3,275,919
Non-current	3,332,365	1,444,477	3,607,008	5,020,972

Trade payables subject to the Judicial Reorganization	4,044,828	1,594,060	4,384,862	5,554,496
Trade payables not subject to the Judicial Reorganization	1,964,521	820,488	2,768,522	2,742,395
Total	6,009,349	2,414,548	7,153,384	8,296,891

1 These amounts include related-party balances, as shown in Note 29 and the merger of subsidiary Telemar in May 2021 (Note 1).

(*) Regulatory Agency’s claim pursuant to the Amendment to the JRP, the amount of which recognized as enforceable debt was the subject matter of the Transaction Agreement entered into pursuant to Law 13988/2020 (Note 1, 3.3).

(**) The calculation takes into consideration the contractual flows provided for in the JRP and the Transaction Agreement entered into with ANATEL, discounted using rates that range from 14.9% per year to 17.2% per year considering the maturities of each liability (ANATEL and other payables).

79

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Aging list of non-current trade payables

	COMPANY	CONSOLIDATED
2022	2,514	2,514
2023	38,088	41,785
2024	1,315,337	1,377,774
2025	1,326,745	1,380,264
2026 to 2030	2,710,106	2,820,278
2031 and thereafter	443,430	608,068
Adjustment to present value (**)	(2,503,855)	(2,623,675)
Total non-current	3,332,365	3,607,008

19.       BORROWINGS AND FINANCING

Borrowings and financing by type

	COMPANY[1]		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	Contractual maturity
					Principal	Interest
Foreign currency Senior Notes	9,156,021	9,000,226	14,060,359	9,000,226	Jul 2026	Semiannual
Debentures
Public	7,413,170	4,666,043	7,413,170	7,267,752	Aug 2023 to Feb 2035	Semiannual
Private			2,069,434	3,583,906	Nov 2022	Monthly
Financial institutions
Local currency
BNDES	3,168,597	1,089,195	4,495,599	4,256,709	Mar 2024 to Feb 2033	Monthly
Other	1,960,510	604,641	2,139,737	2,102,188	Apr 2021 to Feb 2035	Monthly and semiannual
Foreign currency	9,363,199	1,256,636	9,363,199	8,825,443	Aug 2023 to Feb 2035	Semiannual
Foreign currency multilateral financing	543,287	492,674	543,287	492,674	Aug 2024 to Feb 2030	Semiannual
Default payment
Local currency	207,006	151,988	207,035	207,035	Feb 2038 to Feb 2042	Single installment
Foreign currency	1,474,305	1,423,268	5,827,190	5,782,888	Feb 2038 to Feb 2042
Loan from subsidiaries (Note 29)	24,928,355	25,751,080
Subtotal	58,214,450	44,435,751	46,119,010	41,518,821
Incurred debt issuance cost	(11,489)	(11,217)	(139,597)	(27,103)
Debt discount (*)	(34,022,198)	(29,489,508)	(14,639,469)	(15,147,984)
Total	24,180,763	14,935,026	31,339,944	26,343,734
Current	167,861	408,027	268,412	424,957
Non-current	24,012,902	14,526,999	31,071,532	25,918,777

1 The parent company's balances as at September 30, 2021, include the borrowings and financing of Telemar merged in May 2021 (Note 1).

(*) The calculation takes into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debt issuance costs by type

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Financial institutions	10,954	10,927	99,200	12,437
Debentures	535	290	40,397	14,666
Total	11,489	11,217	139,597	27,103
Current	1,386	1,385	19,553	14,402
Non-current	10,103	9,832	120,044	12,701

Debt breakdown by currency

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Euro	1,340,897	1,086,527	695,482	590,083
US dollar (*)	14,132,164	9,747,316	18,468,102	16,251,663
Brazilian reais	8,707,702	4,101,183	12,176,360	9,501,988
Total	24,180,763	14,935,026	31,339,944	26,343,734

(*) Considers Oi Móvel’s First Issue Private Debenture. Even though this is a local debt, denominated in Brazilian reais, it is compounded on a daily basis based on the US dollar foreign exchange rate.

Debt breakdown by index

	Index/rate	COMPANY		CONSOLIDATED
		09/30/2021	12/31/2020	09/30/2021	12/31/2020
Fixed rate	1.75% p.a. – 13.61% p.a.	13,279,729	9,092,617	20,186,507	15,980,649
CDI	80% CDI	5,495,293	2,921,511	5,548,411	5,184,615
TJLP	2.95% p.a. + TJLP	3,168,092	1,088,926	4,494,588	4,255,632
TR	0% p.a.	36,942	22,633	36,948	30,830
Other	0% p.a.	2,200,707	1,809,339	1,073,490	892,008
Total		24,180,763	14,935,026	31,339,944	26,343,734

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt		Debt issuance costs		Debt discount
	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED
	09/30/2021
2022		2,059,984	459	4,994	1,436,695	1,097,627
2023	372,423	377,656	1,830	20,028	1,434,363	1,095,256
2024	876,766	928,319	1,830	20,028	1,440,193	1,101,183
2025	9,994,726	10,047,563	1,253	19,450	1,363,158	1,024,129
2026 and thereafter	46,801,288	32,417,523	4,731	55,544	28,347,789	10,321,274
Total	58,045,203	45,831,045	10,103	120,044	34,022,198	14,639,469

81

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in borrowings and financing

	12/31/2020	Borrowing	Interest, inflation adjustment, and exchange differences	Amortization of debt discount	Principal and interest payment	Tax and other payments	Transfers and other	09/30/2021
Borrowings and financing	41,518,821	6,465,317	2,944,036		(4,669,152)	(156,204)	16,192	46,119,010
Debt discount	(15,147,984)		(392,520)	901,035				(14,639,469)
Debt issuance costs	(27,103)						(112,494)	(139,597)
Total borrowings and financing	26,343,734	6,465,317	2,551,516	901,035	(4,669,152)	(156,204)	(96,302)	31,339,944

On December 23, 2019, the Company disclosed a Material Fact Notice informing that its subsidiary Oi Móvel entered into a 1st issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2.5 billion (“Oi Móvel 1st Issue Debentures”, “Oi Móvel 1st Issue”, and “Oi Móvel 1st Issue Indenture”, respectively), pursuant Clause 5.3 of the Original Judicial Reorganization Plan. Oi Móvel’s 1st Issue Debentures were paid in on February 4, 2020, and were fully settled on July 30, 2021.

As mentioned in Note 1, section Financing provided for in the Amendment to the JRP, on June 21, 2021, Oi Móvel signed an indenture of the issue of nonconvertible, collateralized debentures, with additional fiduciary guarantee, in a single series, for private placement, totaling R$2,000 million, to be fully subscribed on July 30, 2021. The 2nd Issue Debentures are subject to monthly compound interest, added principal and paid in a bullet payment upon the first of maturity of the issue, on November 30, 2022 or the completion of the disposal of the UPI Mobile Assets.

Also as mentioned in Note 1, section Financing provided for in the Amendment to the JRP, on July 30, 2021 Oi Móvel issued collateralized US dollar-denominated Senior Notes in the aggregate amount of US$880 million, subject to semiannually interest payments and coupon of 8.75% p.a. This issue’s principal will be repaid in a bullet payment upon maturity, on July 30, 2026. Part of these funds were used to fully repay the Oi Móvel’s 1st Issue Debentures, which mature in January 2022 and have a principal of R$2,500 million (including interest and charges). This issue’s indenture prescribes that the issuer will make a repurchase offer for these notes after the completion of the disposal of UPI Mobile Assets. Acceptance of the offer is at the sole discretion of each holder.

In August 2021, the Company paid interest on the Senior Notes.

Guarantees

BNDES financing facilities are originally collateralized by receivables of the Company and its subsidiaries Telemar, merged with and into the Company on May 3, 2021, and Oi Móvel.

The bonds issued by Oi Móvel on July 30, 2021 are fully guaranteed by receivables of the Company and its subsidiaries, in addition to a fiduciary guarantee provided by the Company and the pledge of the rights to use radiofrequencies until the sale of the IPU Mobile Assets, all of which will only be exercised in the event of default.

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BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
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COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Oi Móvel’s 2nd Issue Debentures are fully guaranteed by the receivables from the expected sale of the UPI Mobile Assets, the shares of Oi Móvel, and the Company dividends receivable from BrT Multimídia, in addition to a fiduciary guarantee provided by the Company.

The total amount of the guarantees is R$11,469,370.

Covenants

Pursuant to a Clause 17 of Appendix 4.2.4 to the Judicial Reorganization Plan (“Original Plan”), the Company and its subsidiaries are subject to certain covenants existing in some loan and financing agreements, based on certain financial ratios, which are monitored on a quarterly basis.

In line with the provisions of the Original Plan, as amended (“Amendment to the JRP”), BNDES (Brazilian development bank) agreed that, as of the Court Ratification of the Amendment to the JRP, issued on October 8, 2020, and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the BNDES financing agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not cause, among other contractually prescribed consequences, the accelerated maturity of the outstanding balance of the Company’s debt.

20.       ASSIGNMENT OF RECEIVABLES

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Assignment of receivables	229,507	79,097	229,507	377,047
Total	229,507	79,097	229,507	377,047
Current	196,720	41,268	196,720	196,720
Non-current	32,787	37,829	32,787	180,327

This assignment of receivables refers to an advance received from a financial institution of cash flows receivable from Fundação Sistel, as described in Note 14. On August 14, 2020, the Company received R$459,014, of which R$362,722 is recognized at Telemar, merged with and into the Company on May 3, 2021, related to the early settlement of 28 monthly, successive installments, corresponding to the period August 2020-November de 2022, discounted at the rate of 11.35% per year.

21.       LICENSES AND CONCESSIONS PAYABLE

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
STFC concessions		17,828		43,415
Total		17,828		43,415
Current		17,828		43,415

Correspond to the amounts payable to ANATEL as fees for the concessions of STFC services.

83

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

22.       LEASES PAYABLE

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Towers	2,279,923	593,665	2,279,923	2,280,952
Physical space	350,227	52,736	627,173	371,240
Stores			81,261	94,121
Properties	3,573	1,020	41,805	63,793
Vehicles	16,841	40,799	82,561	146,974
Power distributed	13,829		24,072	24,598
Total	2,664,393	688,220	3,136,795	2,981,678
Current	514,464	146,415	700,218	654,662
Non-current	2,149,929	541,805	2,436,577	2,327,016

Movements in leases payable

	COMPANY	CONSOLIDATED
Balance at December 31, 2020	688,220	2,981,678
Telemar merger (Note 1)	1,901,424
New contracts	153,004	464,181
Cancellations	(22,819)	(125,774)
Interest	176,647	269,878
Payments	(323,190)	(572,276)
Contractual changes	91,107	119,108
Balance at September 30, 2021	2,664,393	3,136,795

Aging list of long-term lease payments

	COMPANY	CONSOLIDATED
2022	131,301	165,992
2023	496,878	611,700
2024	478,841	563,515
2025	464,673	534,719
2026 to 2030	1,420,980	1,511,979
2031 and thereafter	2,067,424	2,106,515
Total	5,060,097	5,494,420
Interest	(2,910,168)	(3,057,843)
Non-current	2,149,929	2,436,577

The present value of leases payable was calculated based on a projection of future fixed payments, which do not take into consideration the projected inflation, discounted using discount rates that range from 10.79% to 12.75% p.a.

Contracts not recognized as leases payable

The Company elected not to recognize a lease liability for short-term leases (leases with expected period of 12 months or less) or leases of low value assets. As at September 30, 2021, these leases were recognized in profit or loss and total R$2,283 (R$423 at September 30, 2020) in the Company and R$18,400 (R$23,545 at September 30, 2020) on a consolidated basis. Additionally, the Company also

84

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

recognized in profit or loss the amount R$15,305 (R$672 at September 30, 2020) in the Company and R$62,647 (R$11,049 at September 30, 2020) on a consolidated basis, related to variable lease payments.

Supplemental information

In compliance with Circular/CVM/SNC/SEP/No. 02/2019, of December 18, 2019 and Circular SNC/SEP01/20, of February 5, 2020, the table below shows required supplemental information:

COMPANY
Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	10,417	13,340
2024 to 2030	12.27%	21,069	84,276	79,579	65,411	64,434
2031 to 2034	12.58%	75,998	303,994	303,994	303,994	880,203	408,967
2035 onwards	12.75%	23,817	95,269	95,269	95,269	476,343	1,658,456
Total		131,301	496,879	478,842	464,674	1,420,980	2,067,423
Projected inflation¹		5.57%	5.75%	5.96%	6.21%	6.64%	6.64%

CONSOLIDATED
Maturity	Average discount rate	2022	2023	2024	2025	2026 to 2030	After 2031
Up to 2023	10.79%	16,176	26,458
2024 to 2030	12.27%	207,494	829,975	811,005	775,035	2,258,216
2031 to 2034	12.58%	30,627	122,510	122,510	122,510	612,549	168,803
2035 onwards	12.75%	84,737	338,949	338,949	338,949	1,694,744	2,181,814
Total		339,034	1,317,892	1,272,464	1,236,494	4,565,509	2,350,617
Projected inflation¹		5.57%	5.75%	5.96%	6.21%	6.64%	6.64%

¹Source: Anbima

85

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

23.       TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Law 11941/09 and Law 12865/2013 tax financing program	262,423	212,202	288,379	345,790
PERT (Law 13496/2017) (i)	427	427	427	427
Total	262,850	212,629	288,806	346,217
Current	85,760	55,784	96,361	93,715
Non-current	177,090	156,845	192,445	252,502

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	CONSOLIDATED
	09/30/2021				12/31/2020
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	2,012		99,083	101,095	121,184
Income tax	961		25,109	26,070	31,261
Tax on revenue (PIS)	26,295		25,272	51,567	61,822
INSS – SAT	428	227	1,310	1,965	2,356
Social contribution	403	15	7,590	8,008	9,603
Tax on banking transactions (CPMF)	14,360	1,621	21,941	37,922	45,459
PERT – Other payables - RFB	240		187	427	427
Other	6,172	3,219	52,361	61,752	74,105
Total	50,871	5,082	232,853	288,806	346,217

The payment schedule is as follows:

	COMPANY	CONSOLIDATED
2021	21,704	26,777
2022	85,110	92,481
2023	85,110	92,481
2024	70,926	77,067
Total	262,850	288,806

The tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

(i)	Special Tax Compliance Program (PERT)

The Company elected to include in and settle through PERT only tax debts that in aggregate do not exceed the fifteen million Brazilian reais (R$15,000,000.00) ceiling set by Article 3 of Law 13496/2017.

86

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The tax debts included in said program were those being disputed at the administrative level in proceedings classified with a low likelihood of the Company winning and which, in the event of an unfavorable outcome, would result in a lawsuit—and entail all the associated costs—, the reason why the cost effectiveness of joining the program was quite positive, because of the benefits offered by PERT (especially the payment of just 5% of the debt in cash).

24.	PROVISIONS

Balance breakdown

Type	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Labor
Overtime	299,394	275,929	492,317	659,318
Sundry premiums	116,547	48,522	237,785	253,173
Stability/reintegration	105,678	77,217	179,832	194,122
Indemnities	94,732	62,217	169,534	222,153
Additional post-retirement benefits	50,684	53,310	66,454	103,274
Lawyer/expert fees	31,104	42,555	49,139	87,143
Salary differences and related effects	33,244	40,555	47,562	88,102
Severance pay	15,477	8,152	30,389	31,394
Labor fines	13,548	5,444	27,687	28,420
Employment relationship	10,044	26	21,669	20,636
Severance Pay Fund (FGTS)	6,578	4,538	12,158	15,977
Joint liability	216	181	414	5,465
Other claims	55,452	42,418	78,112	87,443
Total	832,698	661,064	1,413,052	1,796,620

Tax
State VAT (ICMS)	518,251	161,300	689,025	781,249
Tax on services (ISS)	68,715	7	70,815	71,394
INSS (joint liability, fees, and severance pay)	20,733	459	37,325	36,927
Real Estate Tax (IPTU)	114,474	58,541	114,474	150,223
Other claims	175,053	16,710	202,392	185,624
Total	897,226	237,017	1,114,031	1,225,417

Civil
ANATEL	1,023,142	271,766	1,318,393	1,264,321
Corporate	310,029	338,932	310,029	338,932
Small claims courts	55,392	36,384	97,388	97,973
Other claims	863,160	340,002	1,074,355	1,087,200
Total	2,251,723	987,084	2,800,165	2,788,426

Total provisions	3,981,647	1,885,165	5,327,248	5,810,463
Current	561,679	471,867	872,147	781,942
Non-current	3,419,968	1,413,298	4,455,101	5,028,521

87

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Pursuant to the laws applicable to labor, tax, and civil lawsuits, amounts disputed in lawsuits are adjusted for inflation on a monthly basis using the relevant adjustment indices, including the General Market Price Index (IGPM), Benchmark Rate (TR) and SELIC.

Summary of movements in provision balances

	COMPANY
	Labor	Tax	Civil	Total
Balance at December 31, 2020	661,064	237,017	987,084	1,885,165
Telemar merger (Note 1)	457,671	736,766	1,080,507	2,274,944
Inflation adjustment	(135,673)	(7,318)	232,873	89,882
Additions/(reversals)	(104,761)	(28,509)	89,332	(43,938)
Write-offs for payment/terminations	(45,603)	(40,730)	(138,073)	(224,406)
Balance at September 30, 2021	832,698	897,226	2,251,723	3,981,647

	CONSOLIDATED
	Labor	Tax	Civil	Total
Balance at December 31, 2020	1,796,620	1,225,417	2,788,426	5,810,463
Inflation adjustment	(104,329)	2,296	348,971	246,938
Additions/(reversals)	(61,861)	9,910	188,375	136,424
Write-offs for payment/terminations	(217,378)	(123,592)	(525,607)	(866,577)
Balance at September 30, 2021	1,413,052	1,114,031	2,800,165	5,327,248

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	COMPANY[1]		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Labor	177,828	108,379	223,646	299,178
Tax	20,323,379	5,633,770	28,643,988	28,419,340
Civil	1,996,608	1,415,787	2,439,513	2,464,987
Total	22,497,815	7,157,936	31,307,147	31,183,505

1 The parent company's balances as at September 30, 2021, include the contingent liabilities of Telemar merged in May 2021 (Note 1).

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective at September 30, 2021 corresponds to R$9,287,351 (R$4,571,603 at December 31, 2020) in the Company and R$11,621,610 (R$11,705,924 at December 31, 2020) on a consolidated basis. The commission charges on these contracts are based on market rates.

88

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

25.	OTHER PAYABLES

	COMPANY[1]		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Onerous obligation (i)	4,371,240	1,577,170	5,812,821	5,777,175
Unearned revenues (ii)	1,345,330	431,427	1,374,521	1,524,112
Provisions for indemnities payable	529,649	532,000	529,649	532,000
Advances from customers	63,821	40,776	306,014	231,838
Consignment to third parties	17,767	13,056	24,839	37,303
Provision for asset decommissioning	19,407	7,413	19,407	18,836
Other	294,225	195,875	557,674	554,768
Total	6,641,439	2,797,717	8,624,925	8,676,032
Current	1,060,713	459,036	1,535,870	1,373,436
Non-current	5,580,726	2,338,681	7,089,055	7,302,596

1 The parent company’s balances as at September 30, 2021, include the contingent liabilities of Telemar merged in May 2021 (Note 1).

(i)	The Company and its subsidiaries are parties to a telecommunications signals transmission capacity supply agreement using submarine cables that connect North America and South America. Since (a) the agreement obligations exceed the economic benefits that are expected to be received throughout the agreement and (b) the costs are unavoidable, the Company and its subsidiaries recognized, pursuant to CPC 25/IAS 37, an onerous obligation measured at the lowest of net output cost of the agreement brought to present value.

(ii)	Amounts received a prepayment for the assignment of the commercial operation and the use of infrastructure assets that are recognized in revenue for the agreements’ effective period. Include also certification/installation rates of the service that are recognized in the revenue pursuant to the period that the services are used by the customers.

89

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

26.	SHAREHOLDERS’ EQUITY

(a)	Capital Shares

Subscribed and paid-in capital is R$32,538,937 (R$21,438,374 at December 31, 2020), represented by the following shares, without par value:

	Number of shares (in thousands)
	09/30/2021	12/31/2020
Total capital in shares
Common shares	6,440,497	5,796,478
Preferred shares	157,727	157,727
Total	6,598,224	5,954,205
Treasury shares
Common shares	644,020	30
Preferred shares	1,812	1,812
Total	645,832	1,842
Outstanding shares
Common shares	5,796,477	5,796,448
Preferred shares	155,915	155,915
Total outstanding shares	5,952,392	5,952,363

At the Company’s Annual Shareholders’ Meeting held on April 30, 2021, it was approved the allocation of the loss for the year 2020, amounting to R$10,529,963, recognized in accumulated losses.

(b)	Treasury shares

As at September 30, 2021, the Company keeps all its treasury preferred shares pledged as collateral in lawsuits.

(c)	Capital reserves

The capital reserves consist mainly of the reserves described below and according to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to the tax credit amount.

Special merger reserve - net assets: represented by: (i) the net assets merged by the Company under the Corporate Reorganization approved on February 27, 2012; and (ii) the net assets merged with and into the Company upon the merger of TmarPart approved on September 1, 2015.

90

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Other capital reserves: represented mainly by: (i) R$1,933,200 arising from the capitalization of the earnings reserves in February 2015; (ii) R$3,837,009 related to the capital increase with new funds in January 2019; and (iii) R$2,462,799 related to the absorption of capital reserves, due to the delivery of treasury shares to Bratel in April 2019.

(d)	Other comprehensive income

For purposes presentation of CVM’s Empresas.Net form, were included in other comprehensive income and are stated below:

	Other comprehensive income	Share issue costs	Valuation adjustments to equity	Total
Balance at December 31, 2020	539,960	(801,073)	(141,871)	(402,984)
Hedge accounting gains	8,148			8,148
Actuarial gain	95			95
Exchange losses on investment abroad	(2,809)			(2,809)
Balance at September 30, 2021	545,394	(801,073)	(141,871)	(397,550)

(e)	Basic and diluted earnings (losses) per share

The common and preferred shareholders have different rights in terms of dividends, voting rights, and liquidation, as prescribed by the Company’s bylaws. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit (loss) for the period available to the common and preferred shareholders.

Basic

Basic earnings (losses) per share are calculated by dividing the profit attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the period.

Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities.

91

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The table below shows the calculations of basic and diluted earnings per share:

	Three-month period ended 09/30/2021	Nine-month period ended 09/30/2021	Three-month period ended 09/30/2020 Restated	Nine-month period ended 09/30/2020 Restated
Loss of continuing operations	(4,878,676)	(7,247,295)	(2,657,693)	(11,852,757)
Profit (loss) from discontinued operations (net of taxes)	66,062	536,096	19,309	(475,076)
Loss attributable to owners of the Company	(4,812,614)	(6,711,199)	(2,638,384)	(12,327,833)

Loss allocated to common shares - basic and diluted	(4,686,553)	(6,535,407)	(2,569,369)	(12,005,198)
Loss allocated to preferred shares – basic and diluted	(126,061)	(175,792)	(69,015)	(322,635)

Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic and diluted	5,796,477	5,796,464	5,804,587	5,801,588
Preferred shares – basic and diluted	155,915	155,915	155,915	155,915

Loss per share (in reais):
Common shares - basic and diluted	(0.81)	(1.13)	(0.44)	(2.07)
Preferred shares – basic and diluted	(0.81)	(1.13)	(0.44)	(2.07)

Loss per share from continuing operations (in reais):
Common shares - basic and diluted	(0.82)	(1.22)	(0.45)	(1.99)
Preferred shares – basic and diluted	(0.82)	(1.22)	(0.45)	(1.99)

Profit (loss) per share from discontinued operations (in reais):
Common shares - basic and diluted	0.01	0.09	0.01	(0.08)
Preferred shares – basic and diluted	0.01	0.09	0.01	(0.08)

Preferred shares will become voting shares if the Company does not pay minimum dividends to which preferred shares are entitled under the Company’s Bylaws during three consecutive years.

92

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

27.	EMPLOYEE BENEFITS

As at September 30, 2021, the liabilities referring to retirement benefits recognized in the balance sheet are as follows:

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Actuarial assets
TCSPREV Plan	40,942	41,901	40,969	42,233
CELPREV Plan			157	160
PBS-TNC Plan			2,212	2,142
Total	40,942	41,901	43,338	44,535
Current	1,743	4,984	4,139	7,618
Non-current	39,199	36,917	39,199	36,917

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Actuarial liabilities
Financial obligations - BrTPREV plan (i)	771,037	694,063	771,037	694,063
PAMEC Plan	8,455	7,995	8,455	7,995
Total	779,492	702,058	779,492	702,058
Non-current	779,492	702,058	779,492	702,058

(i)	The Company had a financial obligations agreement entered into with Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. With the approval and ratification of the JRP, the related claim of Fundação Atlântico against Oi is subject to the terms and conditions of the JRP.

PENSION FUNDS

The Company and its subsidiaries sponsor retirement benefit plans (“Pension Funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period.

The obligations in the balance as at September 30, 2021 were recognized based on the actuarial studies for base date December 31, 2015, prepared using the “Projected Unit Credit Method”. The main actuarial assumptions taken into consideration in the actuarial studies as at September 30, 2021 and December 31, 2020 after the revision of the discount rates are as follows:

93

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMEC	PAMA
Nominal discount rate of actuarial liability	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
Estimated inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Estimated nominal salary increase index	Per sponsor	0.00%	Per sponsor	N.A.	4.84%	3.59%	N.A.	N.A.
Estimated rate of the nominal benefit increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	N.A.	N.A.
Total expected rate of return on plan assets	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%	7.59%
General mortality biometric table	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	N.A.	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender
Biometric disability table	Álvaro Vindas, increased by100%	Álvaro Vindas	Álvaro Vindas	N.A.	Álvaro Vindas	N.A.	N.A.	Álvaro Vindas
Biometric disabled mortality table	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	N.A.	AT-49, segregated by gender	AT-49, segregated by gender
Turnover rate	Per sponsor	Per sponsor	Per sponsor, null starting at 50 years old and null for Settled Benefit	Nil	Nil	2%	Nil	Nil
Benefit starting age	57 years old	57 years old	55 years old	N.A.	57 years old	55 years old	N.A.	57 years old
Nominal medical costs growth rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	6.61%	6.61%

N.A. = Not applicable.

The main movements in the actuarial assets related to the pension plans in the period ended September 30, 2021 were as follows:

	COMPANY	CONSOLIDATED
Balance at December 31, 2020	41,901	44,535
Pension plan income, net	2,401	2,558
Payments, contributions and reimbursements	(3,360)	(3,755)
Balance at September 30, 2021	40,942	43,338

The main movements in the actuarial liabilities related to pension plans in the period ended September 30, 2021 were as follows:

	COMPANY	CONSOLIDATED
Balance at December 31, 2020	702,058	702,058
Pension plan costs, net	461	461
Interest on actuarial liabilities	76,973	76,973
Balance at September 30, 2021	779,492	779,492

94

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Share-based compensation

The Company's compensation strategy since 2019, when the share-based Long-Term Incentive Plans (ILPs) were approved at a Shareholders’ Meeting, is to focus most of the compensation packages on variable components subject to achievement of performance targets and the smallest part on fixed compensation. The short- and long-term variable components have targets that are consistent with Oi’s strategy and thus aim to align the interests of management with the interests of shareholders in the short, medium and long terms. The compensation strategy definitions and implementation adopted by the Company are monitored and supervised by the Board of Directors, through its People, Appointments and Corporate Governance Committee.

Board of Directors Stock Option Plan

The members of the Board of Directors and the Board’s committees receive fixed monthly fees. In addition, in order to align the Board members’ interests with the interests of the Company’s shareholders, in addition to bringing the compensation of Oi’s Board closer to comparable market compensation, the Company set a long-term share-based incentive plan for the Board of Directors (Board of Directors Stock Option Plan), which was submitted to and approved at an Extraordinary Shareholders’ Meeting held on April 26, 2019.

The plan provides for granting annual shares over a three-year period that shall not exceed 0.40% of the Company’s share capital.

The implementation of the plan approved by the Shareholders’ Meeting is suspended, by court decision, until the judicial reorganization of the Company is terminated, when then shares will be granted to the members of the Board of Directors holding these rights, respectively, on the grant dates in 2019, 2020 and 2021.

In view of the prospect, with reasonable probability, of concluding the Judicial Reorganization Plan at the beginning of 2022, it was necessary to accrue the amounts according to the terms originally provided for in the Plan.

As a result, the Company recognizes the obligation related to the long-term incentive plan, according to the rules approved in the Shareholders’ Meeting, amounting to R$8,633 as at September 30, 2021 (R$4,893 at December 31, 2020).

The number of shares in each grant is calculated individually for the Board of Directors’ members according to their role and will be delivered to them, provided that the performance condition of the plan is met.

95

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Executives’ Stock Option Plan

A long-term incentives plan based on shares granted the Executives (Executives’ Stock Option Plan) was submitted to and approved at the Extraordinary Shareholders’ Meeting held on April 26, 2019, together with the Board of Directors Stock Option Plan, described above. The Executives’ Stock Option Plan, like the Board of Directors Stock Option Plan, in addition to the targets already set out above, allows at the same time for making executive compensation more competitive compared to market compensation.

The plan provides for granting annual shares over a three-year period that shall not exceed 1.5% of the Company’s share capital.

The number of shares per grant is calculated individually for the purpose of maintaining the competitiveness of the executives with regard to the performance of their duties and shall be delivered to them provided that the plan’s performance condition is met.

The information used in the executives’ stock option plan’s assessment is as follows:

Grant date	Stock dilution percentage	Number of shares granted	Vesting portions	Vesting dates	Average share value at the grant date	Estimated fair value at the vesting date (i)
12/30/2019	0.57%	33,704,937	1/3	12/30/2020	0.95	34,406
			1/3	12/30/2021
			1/3	12/30/2022
12/30/2020	0.36%	21,549,687	1/3	12/30/2021	2.02	47,079
			1/3	12/30/2022
			1/3	12/30/2023

(i) The estimated fair value at the vesting date was measured taking into account the price of the shares granted on December 30, 2019 and December 30, 2020, adjusted by the weighted average cost of capital of 10.98% and 9.34%, respectively, estimated for the three-year period of the program, brought to present value at the period’s opportunity cost of 14.67% and 10.55%, respectively, which corresponds to the fair value of the share.

Changes in the stock option balance are summarized below:

	Shares	Average Share Price (R$)
Granted shares at December 31, 2019	33,704,937	0.95
Granted shares at December 31, 2020	21,549,687	2.02
Settled shares granted (i)	(14,128,406)	2.04
Share balance at December 31, 2020	41,126,218	-
Increase of shares granted (ii)	667,330	2.02
Granted shares balance at September 30, 2021	41,793,548	-

(i) In February 2021, the first vested stock options granted were settled based on the Company’s common stock price (OIBR3) at the close of the trading 45 days after the vesting date, as prescribed in the stock option grant agreement.

(ii) Stock options granted to executives hired in the 1st quarter of 2021.

96

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of the granted stock options is determined based on the vesting period and recognized as the services are provided. The expense recognized in the period ended September 30, 2021 was R$23,438.

28.	SEGMENT REPORTING

The Company’s Board of Directors uses operating segment information for decision-making. The Company identified only one operating segment that excludes discontinued operations and corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the companies Companhia Santomense de Telecomunicações, S.A. R.L. (“CSTT”) and Timor Telecom S.A., which provide fixed and mobile telecommunications services.

The revenue generation is assessed by the Board of Directors based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband); and
•	SMEs/Corporate, which includes corporate solutions for our small, medium-sized, and large corporate customers, as well as Digital and IT services (Oi Soluções).

97

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the periods ended September 30, 2021 and 2020 is as follows:

	Three-month period ended
	09/30/2021	09/30/2020 Restated
Residential	1,300,297	1,276,043
Fixed-line services	473,949	686,194
Broadband	819,792	580,442
Interconnection	6,556	9,407
SMEs/Corporate (B2B services)	866,968	953,997
Other services and businesses	19,701	22,880
Net operating revenue	2,186,966	2,252,920
Operating expenses
Depreciation and amortization	(1,076,916)	(891,465)
Interconnection	(35,834)	(45,169)
Personnel	(447,108)	(458,701)
Third-party services	(631,520)	(754,691)
Grid maintenance services	(107,110)	(111,857)
Handset and other costs		1,432
Advertising and publicity	(80,743)	(84,186)
Rentals and insurance	(311,062)	(372,231)
Provisions/reversals	(33,132)	(64,519)
Expected losses on trade receivables	(11,633)	(25,558)
Taxes and other expenses	(16,411)	(20,608)
Other operating income (expenses), net	(62,408)	22,479
Operating income before financial income (expenses) and taxes	(626,911)	(552,154)

Financial income (expenses)
Financial income	(62,224)	137,715
Financial expenses	(4,201,395)	(2,214,008)

Pre-tax loss	(4,890,530)	(2,628,447)

Income tax and social contribution	(342)	2,149

Loss of continuing operations	(4,890,872)	(2,626,298)

Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 30)	66,062	19,309
Loss for the period	(4,824,810)	(2,606,989)

98

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Nine-month period ended
	09/30/2021	09/30/2020 Restated
Residential	3,851,899	3,806,581
Fixed-line services	1,585,923	2,170,554
Broadband	2,235,713	1,608,221
Interconnection	30,263	27,806
SMEs/Corporate (B2B services)	2,624,558	2,986,992
Other services and businesses	69,674	73,033
Net operating revenue	6,546,131	6,866,606
Operating expenses
Depreciation and amortization	(2,940,379)	(2,651,675)
Interconnection	(107,378)	(122,318)
Personnel	(1,338,415)	(1,355,964)
Third-party services	(1,988,885)	(2,330,574)
Grid maintenance services	(342,172)	(352,942)
Handset and other costs	2,567	3,958
Advertising and publicity	(294,436)	(202,208)
Rentals and insurance	(997,512)	(1,044,924)
Provisions/reversals	(111,999)	(131,050)
Expected losses on trade receivables	(62,450)	(107,721)
Taxes and other expenses	(29,203)	52,738
Other operating income (expenses), net	908,774	107,399
Operating income before financial income (expenses) and taxes	(755,357)	(1,268,675)

Financial income (expenses)
Financial income	165,834	564,059
Financial expenses	(6,658,438)	(11,352,175)

Pre-tax loss	(7,247,961)	(12,056,791)

Income tax and social contribution	(7,954)	38,065

Loss of continuing operations	(7,255,915)	(12,018,726)

Discontinued operations
Profit for the year from discontinued operations (net of taxes) (Nota 30)	536,096	(475,076)
Loss for the period	(6,719,819)	(12,493,802)

99

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of revenue and profit (loss) for the quarter and information per geographic market

In the periods ended September 30, 2021 and 2020, the reconciliation of the revenue from the segment telecommunications in Brazil and total consolidated revenue is as follows:

	Three-month period ended
	09/30/2021	09/30/2020 Restated
Net operating revenue
Revenue related to the reportable segment	2,186,966	2,252,920
Revenue related to other businesses	56,825	57,910
Consolidated net operating revenue (Note 5)	2,243,791	2,310,830

	Nine-month period ended
	09/30/2021	09/30/2020 Restated
Net operating revenue
Revenue related to the reportable segment	6,546,131	6,866,606
Revenue related to other businesses	170,761	160,954
Consolidated net operating revenue (Note 5)	6,716,892	7,027,560

In the periods ended September 30, 2021 and 2020, the reconciliation between the profit (loss) before financial income (expenses) and taxes of the segment telecommunications in Brazil and the consolidated profit (loss) before financial income (expenses) and taxes is as follows:

	Three-month period ended
	09/30/2021	09/30/2020 Restated
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	(626,911)	(552,154)
Other businesses	6,181	8,546
Loss before financial income (expenses) and taxes from continuing operations (Note 5)	(620,730)	(543,608)

	Nine-month period ended
	09/30/2021	09/30/2020 Restated
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	(755,357)	(1,268,675)
Other businesses	2,318	203,735
Loss before financial income (expenses) and taxes from continuing operations (Note 5)	(753,039)	(1,064,940)

100

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Total assets, liabilities and tangible and intangible assets per geographic market as at September 30, 2021 are as follows:

	09/30/2021
	Total assets	Total liabilities	Tangible assets	Intangible assets	Investment in tangible and intangible assets
Brazil	74,833,178	74,084,968	16,441,128	3,161,278	5,034,888
Other, primarily Africa	696,170	365,264	67,311	10,223	19,815

29.	RELATED-PARTY TRANSACTIONS

Transactions with consolidated related parties

	COMPANY
	09/30/2021	12/31/2020
Assets
Accounts receivable	2,131,699	1,028,195
BrT Call Center	88,600	92,012
BrT Multimídia	77,806	2,657
Oi Móvel	1,956,311	804,891
Telemar		123,318
Serede	8,940	3,970
Paggo Administradora	42
Drammen		1,270
Calitéia		77
Receivables from related parties (current and non-current)	8,751,644	7,621,572
PTIF	5,809,497	5,049,527
Oi Holanda	2,941,525	2,571,641
Pointer	622	404
Dividends and interest on capital receivable	2,448,595	2,466
Oi Serviços Financeiros	3,958	990
Rio Alto	1,496	1,476
BrT Multimídia	2,426,474
BrT Serviços Financeiros20210308~005222	12
Oi Móvel	16,655
Other	293,518	155,978
Telemar		63,671
Oi Móvel	27,401	13,202
Oi Holanda	18,428	17,836
PTIF	698	309
CVTEL	3,310	1,485
Serede	197,086	39,248
BrT Multimídia	46,595	17,039
Drammen		3,188

101

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY
	09/30/2021	12/31/2020
Liabilities
Trade payables	386,467	139,509
BrT Call Center	69,590	60,262
BrT Multimídia	68,534	29,031
Oi Móvel	141,850	33,654
Telemar		11,492
Paggo Administradora	102	47
Serede	106,391
Drammen		5,023
Borrowings and financing (i)	1,931,177	1,591,964
Telemar		59,889
Oi Móvel	1,146
Oi Holanda	1,930,031	1,532,075
Dividends (ii)	819,571
Oi Móvel	819,571
Other payables	43,094	31,690
Telemar		3,393
Oi Móvel	14,867
Rio Alto	975	975
BrT Multimídia	3,988	717
Oi Investimentos	11,388	11,972
PT Participações	11,876	14,633
(i)	The Company contracts loans from its subsidiaries under market terms and conditions to finance its operations or repay its debt. The amounts stated are net of PVA.
(ii)	Dividends due after the merger of Telemar with and into the Company on May 3, 2021.

	Three-month period ended
	COMPANY
	09/30/2021	09/30/2020
Revenue
Revenue from services rendered	406,873	7,734
BrT Multimídia	222,910	(3,388)
Oi Móvel	183,766	7,489
Telemar		3,448
Serede	195	76
Paggo Administradora	2
Drammen		109
Other operating income	38,485	12,089
BrT Multimídia	15,633	2,204
Oi Móvel	12,818	9,550
Serede	678
BrT Call Center	9,356
Drammen		180
Calitéia		155
Financial income	2,709,485	1,970,980
Telemar		902
Oi Holanda	1,982,356	1,634,773
PTIF	683,660	335,304
BrT Call Center	43,461
Pointer	8	1

102

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Nine-month period ended
	COMPANY
	09/30/2021	09/30/2020
Revenue
Revenue from services rendered	712,642	33,959
BrT Multimídia	391,633	404
Oi Móvel	316,001	23,262
Telemar	4,371	9,950
Serede	414	234
Paggo Administradora	4
Drammen	219	109
Other operating income	74,459	34,020
BrT Multimídia	29,071	5,029
Oi Móvel	34,193	28,650
Serede	1,135	6
BrT Call Center	9,356
Drammen	472	180
Calitéia	232	155
Financial income	1,358,902	11,091,300
Telemar	1,177	2,688
Oi Holanda	541,531	8,992,527
PTIF	772,717	2,087,978
PT Participações		8,105
BrT Call Center	43,461
Pointer	16	2

	Three-month period ended
	COMPANY
	09/30/2021	09/30/2020
Operating costs and expenses	(453,679)	(183,616)
BrT Multimídia	(124,558)	(342)
Oi Móvel	(18,504)	(6,211)
Telemar		(3,211)
Paggo Administradora		(10)
BrT Call Center	(106,769)	(101,534)
Serede	(203,848)	(69,797)
Drammen		(2,511)
Financial expenses	(2,010,465)	(1,718,522)
Telemar		(5,091)
Oi Móvel	(16)
Serede	(4,504)	(983)
BrT Call Center	(23,169)	(401)
BrT Multimídia	(1,909)	(1,615)
Oi Holanda	(1,917,451)	(1,686,380)
PTIF	(63,351)	(23,877)
PT Participações	(65)	(175)

103

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Nine-month period ended
	COMPANY
	09/30/2021	09/30/2020
Operating costs and expenses	(1,017,890)	(574,156)
BrT Multimídia	(262,802)	(1,026)
Oi Móvel	(38,591)	(20,987)
Telemar	(3,195)	(8,739)
Paggo Administradora		(247)
BrT Call Center	(296,577)	(322,854)
Serede	(413,502)	(217,792)
Drammen	(3,223)	(2,511)
Financial expenses	(651,316)	(9,038,536)
Telemar	(6,788)	(15,273)
Oi Móvel	(23)
Serede	(8,817)	(2,956)
BrT Call Center	(23,974)	(1,218)
BrT Multimídia	(5,322)	(4,902)
Oi Holanda	(569,881)	(8,780,711)
PTIF	(35,216)	(233,301)
PT Participações	(1,295)	(175)

Credit facilities

The Company may grant credit facilities to its subsidiaries for the purpose of providing working capital for their operating activities. In these cases, maturities can be rescheduled based on these companies’ projected cash flows and these facilities bear interest equivalent to 115% of CDI (115% of CDI at December 31, 2020). In the period ended September 30, 2021 there are no outstanding balances between group companies for this purpose since, as approved in the JRP, real-denominated intercompany claims for working capital purposes were extinguished by netting payables and receivables between the Brazilian RJ Debtors.

The intercompany credit facilities effective at September 30, 2021 are in accordance with the approved JRP. The intercompany claims not covered by said netting as provided for in the JRP were restructured and will be paid 20 years after the end of the settlement of all the claims paid under the terms and conditions of the Default Payment Method, adjusted using the TR for real-denominated credit facilities and changes in foreign exchange rates for international credit facilities. Additionally, credit facilities between the Company, a PTIF, and Oi Holanda were created since that in the context of the implementation of the JRP, the financial debt of the RJ Debtors were substantially consolidated in the Company, which issued financial and equity instruments to settle these debts originally recognized by said subsidiaries. In the second quarter of 2021, Oi and PTIF entered into a loan agreement amounting to US$4.15 million to complement the payment of a fee by this (non-operating) company, due in connection with the amendment to the documentation required from the approval of the Amendment to the JRP. In the quarter ended September 30, 2021 there was no breakdown of loan agreements between the Company and its subsidiaries.

104

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Guarantees

The Company and the other RJ Debtors are jointly and severally liable for the compliance of all obligations set forth by the JRP, as provided therefor.

Oi Futuro

Since 2001, Oi has been reinforcing its commitment to building a more diverse and inclusive society through projects and programs developed by Oi Futuro, our social impact innovation and creativity institute. Legally established as an OSCIP (Civil Society Organization of Public Interest), Oi Futuro has a nationwide presence to promote activities in Culture, Education and Social Innovation areas, thus contributing to the ESG (Environmental Social Governance) agenda and the Sustainable Development Goals (SDGs). Through subsidiary Oi Móvel, contributions to Oi Futuro were made totaling R$10,633 (R$11,665 at September 30, 2020).

Transactions with jointly controlled entities, associates, and unconsolidated entities

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Dividends receivable
Other entities	25		25

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Accounts payable and other liabilities	29,505	520	32,087	66,021
Hispamar	29,094	520	29,094	61,078
Other entities	411		2,993	4,943

	Three-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Revenue
Revenue from services rendered	139	60	139	121
Hispamar	139	60	139	121

	Nine-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Revenue
Revenue from services rendered	341	181	342	417
Hispamar	341	177	342	358
Other entities		4		59
Other income		2		6,118
Hispamar		2		2
Other entities				6,116
Financial income				120
Other entities				120

105

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	Three-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Costs/expenses
Operating costs and expenses	(38,596)	(3,691)	(46,343)	(61,623)
Hispamar	(38,596)	(3,691)	(38,596)	(55,640)
Other entities			(7,747)	(5,983)
Financial expenses	(10)		(10)	(19)
Hispamar	(9)		(9)	(18)
Other entities	(1)		(1)	(1)

	Nine-month period ended
	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
Costs/expenses
Operating costs and expenses	(64,330)	(3,997)	(135,110)	(172,950)
Hispamar	(64,330)	(3,993)	(112,911)	(153,793)
Other entities		(4)	(22,199)	(19,157)
Financial expenses	(16)		(33)	(61)
Hispamar	(15)		(31)	(58)
Other entities	(1)		(2)	(3)

The balances and transactions with jointly controlled entities, associates, and unconsolidated entities result from business transactions carried out in the normal course of operations, namely the provision of telecommunications services by the Company to these entities and the acquisition of these entities’ contents and the lease of their infrastructure.

Compensation of key management personnel

As at September 30, 2021, the compensation of the officers responsible for planning, managing and controlling the Company's activities, including the compensation of the directors and executive officers, totaled R$36,368 (R$46,639 at September 30, 2020), as shown in the table below:

	Three-month period ended
	09/30/2021	09/30/2020
Compensation of key management personnel[1]
Short-term benefits paid to officers (i)[2]	10,983	11,626
Share-based compensation	776	1,313
Total	11,759	12,939

	Nine-month period ended
	09/30/2021	09/30/2020
Compensation of key management personnel[1]
Short-term benefits paid to officers (i)[2]	28,906	42,699
Share-based compensation	7,462	3,940
Total	36,368	46,639

106

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1 The amounts shown above refer to the parent company and consolidated since key management personnel is allocated to the Company.

2 The amounts shown do not take into consideration the impacts related to payroll taxes pursuant to a decision issued by the CVM Board on December 8, 2020 (CVM Proceeding No. 19957.007457/2018-10) and communicated by Official Letter in January 2021.

(i) Wages, salaries, fees, paid leave and paid sick leave, profit sharing and bonuses, and noncash benefits (such as medical care, housing, cars, and free or subsidized goods or services).

30.	HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

The information on held-for-sale assets should be read together with the financial statements for the year ended December 31, 2020.

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Assets
Sale of UPIs (a) (*)	4,735,685		34,277,735	20,625,007
International operations (b)	53,015	57,204	83,106	99,633
Sale of properties	52,185	43,418	52,185	47,302
Total	4,840,885	100,622	34,413,026	20,771,942

(*) In the Company, refers to equity interests in investments held for sale.

	COMPANY		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Liabilities
Sale of UPIs (a)			13,907,712	9,152,947
International operations (b)			30,091	42,429
Total			13,937,803	9,195,376
(a)	Sale of UPIs

The assets and liabilities related to the disposal of UPI Mobile Assets, UPI InfraCo, and UPI TVCo are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

107

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.1)	Held-for-sale assets

The main components of the assets held sale and liabilities associated to assets held for sale of the UPIs, net of intragroup transactions, are as follows:

	09/30/2021	12/31/2020
Held-for-sale assets	34,277,735	20,625,007
Cash and cash equivalents	889,642	207,925
Accounts receivable	1,119,138	1,075,583
Inventories	11,547	11,932
Current recoverable taxes	8,242	(41,328)
Other taxes	336,469	230,207
Judicial deposits	38,539	35,004
Pension plan assets	1	127
Prepaid expenses	981,351	953,899
Other assets	29,539	96,507
Property, plant and equipment (i)	30,052,350	17,297,887
Intangible assets	810,917	757,264
Liabilities associated to held-for-sale assets	13,907,712	9,152,947
Payroll, related taxes and benefits	116,800	208,563
Trade payables	1,108,547	1,267,096
Borrowings and financing (ii)	2,708,084
Current taxes payable	878,408	3,866
Other taxes	238,062	226,281
Licenses and concessions payable	58,059	44,502
Tax refinancing program	452	555
Provisions	64,349	63,933
Leases payable (iii)	7,093,509	5,636,122
Other payables	1,641,442	1,702,029

108

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Changes in held-for-sale property, plant and equipment items

	Works in progress	Automatic switching equipment	Transmission and other equipment	Infrastructure	Buildings	Right of use - leases	Other assets	Total
PP&E, net
Balance at December 31, 2020	624,911	585,976	10,148,731	491,495	60,387	5,224,465	161,922	17,297,887
Contractual changes						780,057		780,057
Additions (*)	2,574,487	786	96,158	10,563	495	1,180,605	297,837	4,160,931
Write-offs			(18,212)	(58,333)	(17,391)	(13,182)		(107,118)
Transfer from/to held-for-sale assets (**)		(38,329)	5,641,115	2,147,302	52,151	1,349	117,005	7,920,593
Transfers	(1,847,979)	64,164	1,614,313	162,862	3,149		3,491
Balance at September 30, 2021	1,351,419	612,597	17,482,105	2,753,889	98,791	7,173,294	580,255	30,052,350

(*)	The additions to line item ‘Rights of use – leases’ result primarily from the recognition of the tower lease contracts entered into with Highline, the company that acquired the UPI Towers.
(**)	The transfers to held-for-sale assets are mainly related to: (i) capital increase in BrT Multimedia, approved at the Extraordinary Shareholders’ Meeting held on September 27, 2021, amounting to R$5,885 million; and (ii) transfer of assets subject to the Indefeasible Rights of Use (IRU) contracts, between the Company and the UPI InfraCo, amounting to R$1,136 million (Note 16 (ii)).
(ii)	The increase in borrowings and financing is represented by the private placement of convertible debentures of the UPI InfraCo, pursuant to the terms of the Amendment to the JRP. The debentures bear monthly compound interest equivalent to the IPCA variance + 11% p.a., and principal is repayable in a bullet payment on the issue’s maturity, on May 26, 2023, fully collateralized by claims, including present and future receivables, not limited to the revenue flow of BrT Multimídia, and its operating assets, except for the wholesale contracts, as well as the amounts to be paid by the potential acquirer of the shares of the UPI InfraCo under the final documentation relating to this sale transaction, except for the funds paid as consideration for the acquisition of the shares of the UPI InfraCo itself. The Company provided a surety for this instrument. The total amount of the guarantees is R$2,726,377. For more information see Note 1, section Financing provided for in the Amendment to the JRP.

(iii)	Increase arising from the lease contracts entered into with Highline (item (i) above).

(a.2)	Discontinued operations

The operations related to the UPI Mobile Assets, the UPI InfraCo, and UPI TVCo are classified as discontinued operations as they are an integral part of coordinated divestment plan.

109

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The table below shows the main revenue and expenses components related to profit (loss) from discontinued operations of the UPIs, as well as the revenue and expenses related to the Company’s continuing operations, net of intragroup transactions:

	COMPANY		CONSOLIDATED
	09/30/2021	09/30/2020	09/30/2021	09/30/2020
	Discontinued operation
Net operating revenue			6,645,573	6,970,759
Operating income (expenses):
Interconnection			(180,555)	(220,870)
Personnel			(324,727)	(377,699)
Third-party services			(1,916,887)	(1,741,586)
Grid maintenance service			(250,668)	(315,899)
Handset and other costs			(53,717)	(64,805)
Advertising and publicity			(39,932)	(28,163)
Rentals and insurance			(950,544)	(715,859)
(Provisions)/reversals			708	(672)
Expected losses on trade receivables			(137,890)	(225,169)
Taxes and other income (expenses)			(225,073)	(173,472)
Other operating income (expenses), net	536,096	(475,076)	244,447
Operating expenses excluding depreciation and amortization	536,096	(475,076)	(3,834,838)	(3,864,194)
Depreciation and amortization (i)			(295,537)	(2,474,624)
Total operating expenses	536,096	(475,076)	(4,130,375)	(6,338,818)
Profit (loss) before financial income (expenses) and taxes	536,096	(475,076)	2,515,198	631,941
Financial income (expenses):
Financial income			42,082	4,126,831
Financial expenses			(1,131,583)	(5,233,173)
Total financial income (expenses)			(1,089,501)	(1,106,342)
Pretax profit (loss)	536,096	(475,076)	1,425,697	(474,401)
Income tax and social contribution			(889,601)	(675)
Profit (loss) for the period	536,096	(475,076)	536,096	(475,076)

(i)	The depreciation expenses from discontinued operations result from the classification to held-for-sale assets, as at May 1, 2021, consisting of assets subject to the IRU agreements between Oi and the UPI InfraCo, of which R$216,948 from the first quarter of 2021 and R$78,589 from April 2021. Pursuant to CPC 31/IFRS 5, the related depreciation expenses are presented comparatively to prior periods, which required the reclassification of the depreciation expense previously presented in continued operations to discontinued operation, in the prior three- and nine-month periods ended September 30, 2020 and the three-month period ended March 31, 2021.

110

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2.1)	Restatement of the comparative balances of discontinued operation

Statement of Profit or Loss

	COMPANY				CONSOLIDATED
	09/30/2020				09/30/2020
	Previously stated	Reclassification(Note 2)	Discontinued operations	Continuing operations	Previously stated	Reclassification(Note 2)	Discontinued operations	Continuing operations
Net operating revenue	2,521,231			2,521,231	13,998,319		6,970,759	7,027,560
Cost of sales and/or services	(2,014,979)			(2,014,979)	(10,932,661)		(5,923,558)	(5,009,103)
Gross profit	506,252			506,252	3,065,658		1,047,201	2,018,457
Operating income (expenses)
Share of results of investees	(9,058,010)		(475,076)	(8,582,934)	32,181			32,181
Selling expenses	(403,389)			(403,389)	(2,207,192)		(698,210)	(1,508,982)
General and administrative expenses	(633,153)			(633,153)	(2,026,100)		(1,933)	(2,024,167)
Other operating income	406,645			406,645	1,939,693		373,129	1,566,564
Other operating expenses	(163,876)			(163,876)	(1,237,238)		(88,246)	(1,148,992)
Loss before financial income (expenses) and taxes	(9,345,531)		(475,076)	(8,870,455)	(432,998)		631,941	(1,064,939)
Financial income	12,648,961	9,284,576	9,284,576	3,364,385	4,876,992	4,100,063	26,768	750,161
Financial expenses	(15,644,028)	(9,284,576)	(9,284,576)	(6,359,452)	(16,804,910)	(4,100,063)	(1,133,110)	(11,571,737)
Financial income (expenses)	(2,995,067)			(2,995,067)	(11,927,918)		(1,106,342)	(10,821,576)
Pre-tax loss	(12,340,598)		(475,076)	(11,865,522)	(12,360,916)		(474,401)	(11,886,515)
Income tax and social contribution
Current	680			680	10,374		(675)	11,049
Deferred	12,085			12,085	23,814			23,814
Loss of continuing operations	(12,327,833)		(475,076)	(11,852,757)	(12,326,728)		(475,076)	(11,851,652)
Discontinued operations
Profit (loss) for the year of discontinued operations (net of taxes)			475,076	(475,076)			475,076	(475,076)
Loss for the period	(12,327,833)			(12,327,833)	(12,326,728)			(12,326,728)

111

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of cash flows

	COMPANY			CONSOLIDATED
	09/30/2020			09/30/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Cash flows from operating activities
Pre-tax loss	(12,340,598)	(475,076)	(11,865,522)	(12,360,916)	(474,401)	(11,886,515)
Non-cash items
Charges, interest income, inflation adjustment, and exchange differences	10,224,731		10,224,731	13,069,923	422,180	12,647,743
Fair value adjustment to borrowings and financing	(7,674,291)		(7,674,291)	(2,800,610)		(2,800,610)
Adjustment of trade payables to present value	52,560		52,560	160,416		160,416
Transaction with derivative financial instruments (Note 6)	127,581		127,581	127,581		127,581
Depreciation and amortization (Note 5)	1,136,182		1,136,182	5,175,786	2,474,624	2,701,162
Gain (loss) on disposals and write-offs of assets	33,349		33,349	(128,623)		(128,623)
Estimated loss on doubtful debts (Note 5)	19,610		19,610	333,215	225,169	108,046
Provisions/(reversals) (Note 5)	46,308		46,308	128,070	672	127,398
Share of results of investees (Note 5)	9,058,010	475,076	8,582,934	(32,181)		(32,181)
Concession Agreement Extension Fee - ANATEL	43,639		43,639	234,422	(25,944)	260,366
Employee and management profit sharing	30,648		30,648	151,983		151,983
Tax recovery	(97,262)		(97,262)	(392,539)		(392,539)
Inflation adjustment to provisions/(reversals) (Note 6)	221,646		221,646	446,549		446,549
Inflation adjustment to tax refinancing program (Note 6)	3,119		3,119	5,715		5,715
Other	(100,015)		(100,015)	(173,799)	13,052	(186,851)

Changes in assets and liabilities
Accounts receivable	(571,483)		(571,483)	(341,302)		(341,302)
Inventories	11,594		11,594	35,855		35,855
Taxes	229,087		229,087	1,430,787		1,430,787
Increases/decreases of cash investments	1,142		1,142	2,004		2,004
Trade payables	(327,670)		(327,670)	(1,050,521)		(1,050,521)
Payroll, related taxes and benefits	(14,312)		(14,312)	(53,536)		(53,536)
Assignment of receivables	96,292		96,292	459,014		459,014
Licenses and concessions				(41,209)		(41,209)
Provisions	(157,470)		(157,470)	(363,719)		(363,719)
Changes in assets and liabilities held for sale				240,249		240,249
Other assets and liabilities	41,696		41,696	371,066		371,066
Financial charges paid - debt	(792,304)		(792,304)	(793,342)		(793,342)
Financial charges paid - leases	(19,377)		(19,377)	(220,438)	(114,022)	(106,416)
Income tax and social contribution paid - Company				(33,433)		(33,433)
Income tax and social contribution paid - third parties				(46,845)		(46,845)
Cash flows generated by (used in) operating activities - continuing operations			(717,588)			1,018,292
Cash flows generated by (used in) operating activities – discontinued operations					(2,521,330)	2,521,330
Cash flows generated by (used in) operating activities	(717,588)		(717,588)	3,539,622		3,539,622
Cash flows from investing activities
Purchases of tangibles and intangibles	(632,723)		(632,723)	(5,903,907)	(4,528,078)	(1,375,829)
Due from related parties and debentures - receipts	365,092		365,092
Proceeds from the sale of investments and capital assets	3,500		3,500	144,422		144,422
Cash received due to capital reduction in subsidiary - PT Participações	3,663,391		3,663,391
Cash received on the sale of investments - PT Ventures				4,132,422		4,132,422
Decrease in non-controlling interests				(175,788)		(175,788)
Judicial deposits	(47,780)		(47,780)	(245,193)	(19,031)	(226,162)

112

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY			CONSOLIDATED
	09/30/2020			09/30/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Redemptions of judicial deposits	380,642		380,642	499,902		499,902
Capital increase in subsidiaries	(179,632)		(179,632)
Advance for future capital increase in subsidiary	(1,223,625)		(1,223,625)
Cash flows used in investing activities - continuing operations			2,328,865			2,998,967
Cash flows used in investing activities – discontinued operations					4,547,109	(4,547,109)
Cash flows used in investing activities	2,328,865		2,328,865	(1,548,142)		(1,548,142)
Cash flows from financing activities
Borrowings, net of costs				2,473,319		2,473,319
Repayment of principal of borrowings, financing, and derivatives	(4,046)		(4,046)	(8,341)		(8,341)
Proceeds from (repayments of) derivative financial instrument transactions	(121,600)		(121,600)	(121,600)		(121,600)
Tax refinancing program	(32,512)		(32,512)	(48,412)		(48,412)
Lease payment	(88,772)		(88,772)	(1,110,289)	(657,842)	(452,447)
Cash flows generated by financing activities - continuing operations			(246,930)			1,842,519
Cash flows generated by financing activities - discontinued operations					657,842	(657,842)
Cash flows generated by financing activities	(246,930)		(246,930)	1,184,677		1,184,677
Foreign exchange differences on cash equivalents	185,699		185,699	205,008		205,008
Cash flows for the period	1,550,046		1,550,046	3,381,165		3,381,165
Cash and cash equivalents
Closing balance	2,500,013		2,500,013	5,463,110		5,463,110
Opening balance	949,967		949,967	2,081,945		2,081,945
Changes in the period	1,550,046		1,550,046	3,381,165		3,381,165

Statement of Value Added

	COMPANY			CONSOLIDATED
	09/30/2020			09/30/2020
	Previously stated	Discontinued operations	Continuing operations	Previously stated	Discontinued operations	Continuing operations
Revenue	3,631,124		3,631,124	19,348,109	8,886,293	10,461,816
Inputs purchased from third parties	(1,437,722)		(1,437,722)	(6,996,219)	(3,149,854)	(3,846,365)
Gross value added	2,193,402		2,193,402	12,351,890	5,736,439	6,615,451
Retentions	(1,441,324)	475,076	(1,916,400)	(6,059,971)	(2,039,014)	(4,020,957)
Wealth created by the Company	752,078	475,076	277,002	6,291,919	3,697,425	2,594,494
Value added received as transfer	3,590,951	8,809,500	(5,218,549)	4,909,173	4,126,831	782,342
Wealth for distribution	4,343,029	9,284,576	(4,941,547)	11,201,092	7,824,256	3,376,836
Wealth distributed
Personnel	(255,848)		(255,848)	(1,582,868)	(331,384)	(1,251,484)
Taxes and fees	(576,510)		(576,510)	(3,739,725)	(1,555,326)	(2,184,399)
Lenders and lessors	(15,838,504)	(9,284,576)	(6,553,928)	(18,205,227)	(5,937,546)	(12,267,681)
Shareholders	12,327,833		12,327,833	12,326,728		12,326,728
Wealth distributed	(4,343,029)	(9,284,576)	4,941,547	(11,201,092)	(7,824,256)	(3,376,836)

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b)	International operations

Oi’s management was authorized to take all the necessary steps to sell the investments in Africa and in Asia.

The Company maintained in the group of international assets held for sale the investments in Companhia Santomense de Telecomunicações, S.A.R.L. (“CST”), since, on October 20, 2020, Africatel signed a Share Purchase and Assignment Agreement for the sale of its shares in CST, subject to approval of the Government of the Democratic Republic of São Tomé and Príncipe upon proposal by the General Regulatory Authority of the Democratic Republic of São Tomé and Príncipe (“AGER”). Said request is still under analysis by the local authority.

The Company remains committed to disposing of the operating assets related to the operations in Africa and Asia, including its investments in Timor Telecom S.A. and in telephone directory companies in Africa, and has been assessing projects to decommission the companies that remain after the sale of foreign companies is completed.

The group of assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell, and are consolidated in the Company’s statement of profit or loss.

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations are as follows:

	Operations in Africa
	09/30/2021	12/31/2020
Held-for-sale assets	83,106	99,633
Cash, cash equivalents and cash investments	21,136	33,752
Accounts receivable	41,809	41,609
Other assets	9,686	7,172
Investments	189	191
Property, plant and equipment	7,366	13,659
Intangible assets	2,920	3,250

Liabilities directly associated to assets held for sale	30,091	42,429
Borrowings and financing		10,406
Trade payables	13,149	11,223
Other liabilities	16,942	20,800

Total held-for-sale assets, net of the corresponding liabilities – consolidated	53,015	57,204
Total assets held for sale – parent company	53,015	57,204
Investments in Africa	53,015	57,204

The companies that are not expected to be sold in the short term started to be consolidated in the balance sheet.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

31.	OTHER INFORMATION

a)	Operation: Mapa da Mina

On December 10, 2019, the Brazilian Federal Police launched the 69th phase of Operation: Lava Jato (Car Wash), named “Operation: Mapa da Mina” (Mine Plan) (Criminal Search and Seizure Order No. 5024872-64.2018.4.04.7000/PR - 13th Federal Criminal Court of Curitiba), one of the main targets of which was Fábio da Silva, son of former president Luiz Inácio Lula da Silva. The investigation, which has neither the Company nor any of its current officers as defendants, is based on a suspected transfer of several companies to Gamecorp and Grupo Gol, in exchange for alleged benefits from the Federal Government. As a result of such investigation, Company buildings in the States of São Paulo and Rio de Janeiro, and in Brasília were searched and documented were seized. Since then, the Company has cooperated with the investigations by making all the clarifications and delivering all the documents requested. On March 12, 2020, the 4th Region Federal Court granted an habeas corpus (Habeas Corpus No. 5052647-8.2019.4.04.000/PR) was granted, requiring that the records of said Operation be sent to the São Paulo Judiciary Section, after concluding that there was no connection between the facts reported in the investigation and those verified in Operation: “Lava Jato”. On December 7, 2020, the 10th Criminal Court of São Paulo declined on its jurisdiction to process the case and required that the court records be sent to one of the Rio de Janeiro, RJ Judiciary Subsection.

Because of this decision, the defense attorneys of the individuals involved have filed requests for reconsideration and a strict appeal so that the investigation remains under the jurisdiction of the 10th Federal Court of São Paulo.

On October 28, 2021, the strict appeal was heard and the court elected the 10th Penal Court of São Paulo as the proper venue to judge the investigation records.

Among the initiatives undertaken, the Company engaged an independent external auditor to conduct a forensic investigation to cover all the allegations made in the case record and created a Multidisciplinary Committee consisting of members from different departments, such as the legal, compliance, internal audit and accounting department, to determine the main procedures to be performed, and set a schedule of relevant activities in response to the allegations of said investigation involving the Company and its subsidiaries. In this regard, the Multidisciplinary Committee determined the following procedures: (i) retain a renowned, specialized law firm, independent from the Company and its subsidiaries, to conduct an internal investigation on the allegations made in the Federal Public Prosecution Office (MPF) and the Brazilian Federal Police (PF) investigations; (ii) request an assessment by the outside legal counsel of the results of said internal investigation to be conducted by the specialized law firm, if applicable; (iii) request an assessment by the outside legal counsel of possible legal and regulatory impacts in Brazil and in the United States, regarding all allegations made in the investigation, considering the applicable anticorruption legislation and/or illegal activities; (iv) request an assessment by the compliance department to determine whether any material weaknesses in the internal control environment existing at the time covered by the investigations still persist in the current Company governance and internal control scenario; (v) conduct periodic meetings to follow up on the status of the assessments to be carried out; and (vi) submit of the results of all assessments to be carried out to the members of the Audit, Risk and Controls Committee (“CARC”), which reports to the Company’s Board of Directors. In this context, the

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

specialized law firm completed its internal independent investigation in February 2020, based on interviews, information, and documentation submitted by the Company’s management and taking into consideration the constraints imposed by the time period covered by said investigation (2003-2019), and did not identify any indications of illegalities committed by the Company linked to the allegations made by the MPF and the PF in the “Operation: Mine Plan” investigation. This internal use report was extensively discussed and presented to the members of the Multidisciplinary Committee, as well as to the members of the CARC.

b)	Potential effects of the COVID-19 pandemic

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and in March the World Health Organization categorized COVID-19 as a pandemic that has caused death and the imposition of measures that have caused unprecedented social and economic impacts in Brazil and the world.

The Company understands the key role of telecommunications for society, is complying with the health and safety recommendations issued by the authorities, and has been monitoring the situation and how it unfolds and its possible impacts. For this reason, since March 2020, the Company has maintained a multidisciplinary crisis response team focused on ensuring the continuity of its operation and services to customers, the health of its employees, and monitoring actions to fight the impacts of the pandemic.

The main measures adopted and maintained by the Company since the beginning of the pandemic include:

•	home office: approximately 71% of the workforce is working remotely and have been able to perform their duties without any interruption;
•	safe fieldwork protocol: employees whose activities are not compatible with the home office work, such as outside service technicians (classified by the authorities as an essential workers), follow health and preventive protocols, including the use of PPE (personal protection equipment), tests, and the timely isolation of any suspected or confirmed cases;
•	stock coverage: we maintain regular communications with our suppliers and service providers in order to ensure timely delivery of inputs and equipment and prevent disruptions in our logistics and supply chain;
•	strengthening the network: the Company responded quickly to the increased demand for telecom services and activated new circuits in its backbone infrastructure that did not suffer any significant decline even with the increase in traffic.
•	digitalization: the Company has intensified and maintains the digitalization of processes, sales and customer service channels, telemarketing and teleagents, providing alternatives for its customers and minimizing the possible impact of restrictions to face-to-face activities.

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FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Regarding the second quarter of 2021, because of the new wave of the pandemic, stronger in April 2021, local and regional authorities promoted and implemented social distancing and lockdown measures and issued decrees limiting noncore business operations, which resulted in the shutdown of the Company’s retail stores and distribution channels of its mobile service. In contrast, follows an increase in demand for our broadband services, specifically FTTH services, from both residential and B2B customers. On the operations side, there were no significant impacts, since the provision of telecom services is classified as an essential activity and continues to operate normally.

Throughout the second quarter, with the gradual progress of vaccination and the reduction of bed occupancy rates, many states and municipalities began the introduce a gradual reopening and easing of restrictive measures. Thus, the Company has gradually resumed the activities of its own stores, pursuant to all established protocols, even though the situations in each location will continue to be monitored in case of any change.

Entering the third quarter of the year, we restructured the questionnaire for monitoring the health of our workforce by making it not only a tool for preventing and fighting the effects of the pandemic, but also a survey tool about vaccination among our staff and for monitoring people with chronic diseases.

With the variants of the virus and a still unstable scenario especially for the elderly and people with comorbidities, and the progress of the roll-out of third stage vaccines, uncertainties still persist about the duration of vaccination coverage and the permanence of the pandemic. We continue with no records of material deviations in our operations and results, and maintaining the mitigating actions already taken.

c)	Corporate restructuring to establish the UPI InfraCo

The Extraordinary Shareholders’ Meeting of indirect subsidiary BrT Multimídia held on June 8, 2020 approved its capital increase in the amount of R$822,673,091.98, without the issuance of new shares, which was fully subscribed and paid in by Oi Móvel, also an indirect subsidiary of the Company, through the assignment of net assets comprised of (i) property, plant and equipment and intangible assets of Oi Móvel, the Fiber-to-the-Home (“FTTH”) class; (ii) part of the usage and consumption supplies acquired for use in the expansion of FTTH; and (iii) the balance of dividends payable.

Subsequently, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on October 13, 2020, a new capital increase was approved, totaling R$1,673,412,964.45, through the issuance, by BrT Multimídia, of 52,700 registered common shares without par value, of which R$173,485,677.43 was allocated to the issued capital line item and R$1,499,927,287.02 was allocated to the recognition of a capital reserve. Oi Móvel subscribed all of the shares issued in connection with the aforementioned capital increase, which were paid in through the contribution of FTTH fiber assets, recorded as property, plant and equipment and intangible assets of Oi Móvel, to the assets of BrT Multimídia.

117

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In addition, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on December 30, 2020, the capitalization of an Advance for Future Capital Increase (“AFAC”) amounting to R$700,000,000.00, which had been granted by Oi Móvel to BrT Multimídia, was approved. As a result of this capital increase, BrT Multimídia issued 212,640 registered common shares without par value, which were fully subscribed and paid in by Oi Móvel through the capitalization of the granted AFAC.

BrT Multimídia’s Extraordinary Shareholders’ Meeting held on January 1, 2021 approved its partial spin-off, with the segregation and removal from its assets of elements not related to the core business of UPI InfraCo, which were merged with and into Oi Móvel. As a result of the partial spin-off, the capital of BrT Multimídia was reduced by R$17,698,607.37, without the cancellation of shares, from 2,013,309,621.84 to 1,995,611,014.47, divided into 611,586 registered common shares and without nominal amount.

BrT Multimídia’s Annual and Extraordinary Shareholders’ Meeting held on April 30, 2021 approved a new partial spin-off, with the segregation and removal from its assets elements not related to the core business of UPI InfraCo, which were merged with and into Oi. Given that the assets spun-off from BrT Multimídia were valued at 0.00 (zero Brazilian reais), BrT Multimídia’s share capital did not change as a result of the transaction.

The Extraordinary Shareholders’ Meeting held on September 1, 2021 approved one more partial spin-off of BrT Multimídia, with the merger of the spun off portion with and into Oi Móvel. As a result of this transaction, the share capital of BrT Multimídia was reduced by R$132,960,967.37 and 22,587 registered common shares without par value issued by BrT Multimídia that were held by Oi Móvel were cancelled. Consequently, BrT Multimídia’s share capital is now represented by six hundred and forty thousand, five hundred and three (640,503) common shares without par value. There was no change in the proportion of the Company’s shareholding and thus Oi Móvel continued to hold a 99.99% stake and Oi continued to hold a 0.01% stake in BrT Multimídia’s capital stock.

Subsequently, at the Extraordinary Shareholders’ Meeting of BrT Multimídia held on September 27, 2020, a new capital increase was approved, totaling R$5,884,740,642.68, through the issuance, by BrT Multimídia, of 1,048,739 registered common shares without par value. As a result of this capital increase, Oi Móvel subscribed for 45,844 of the issued shares, in the amount of R$257,243,507.17, which were paid in through contribution of Fiber To The Home (“FTTH”), Optical Network Terminal (“ONT”), Optical Line Terminal (“OLT”), and External Network assets and real estate (including land, air conditioning equipment, elevators and improvements made) . Oi subscribed for 1,002,895 of the shares issued, amounting to R$5,627,497,135.51, which were paid in by the contribution of Fiber Backhaul assets (comprising network and transmission equipment, including Carrier Grade Access (“CGA”), Packet Transport Network (“PTN”), Synchronous Digital Hierarchy (“SDH”), Plesiochronous Digital Hierarchy (“PDH”), Ethernet Demarcation Device (“EDD”), and optical modem) assets, ducts and poles, data circuits, Optical Network Terminals (“ONTs”) and Ethernet Demarcation Devices (“EDDs”) and real estate (including land, air conditioning equipment, elevators and improvements made), as well as the performed and unpaid portions of the Indefeasible Fiber Optic Patching Rights Assignment Agreement, of the Agreement for Assignment of Indefeasible Right of Use of Telecommunication Signal Transmission Capacity, and the Agreement for Assignment of

118

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Quarterly Financial Information (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANY	Base Date – 09/30/2021

01131-2 Oi S.A. – UNDER JUDICIAL REORGANIZATION	76.535.764/0001-43

NOTES TO THE FINANCIAL STATEMENTS	(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Indefeasible Right of Use of Network, all entered into on April 26, 2021, between Telemar, merged with and into the Company, on May 3, 2021, Oi and BrT Multimedia.

The partial spin-off transactions were approved without joint and several liability, so that Oi Móvel and Oi became liable only for the obligations that were transferred to Oi Móvel and Oi as a result of the partial spin-offs and did not assume any liability, either individually or jointly, for any debts, obligations or liabilities of BrT Multimídia that had not been transferred as part of the partial spin-off in question, regardless of their nature and if they are present, contingent, past and/or future.

The capital increases and partial spin-offs of BrT Multimídia are in line with the terms of the Strategic Plan and the JRP, as amended, and are steps in the corporate and asset restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of UPI InfraCo.

32.	EVENTS AFTER THE REPORTING PERIOD

a)	American Depositary Receipts (“ADRs”) Program of the Company

On October 1, 2021, the Company announced its intention to: (i) delist its American Depositary Receipts (“ADRs”), each representing five (5) common shares issued by the Company (“Common ADRs”), from the New York Stock Exchange (“NYSE”), and to maintain a Level 1 ADR program on the over-the-counter market in the United States, for trading in its Common ADRs and its Preferred ADRs, which are already traded on this market today; and (ii) once the Company complies with the applicable requirements, cancel its registration with the U. S. Securities and Exchange Commission (“SEC”).

b)	Alienação Parcial UPI InfraCo - Decisão de aprovação pelo CADE

On October 18, 2021, the Company issued a Notice to the Market informing that it became aware that the Board of the by the Administrative Economic Defense Council (“CADE”) (Brazilian antitrust authority) had issued on that date, SG Order No. 1538/2021, approving the partial sale of UPI InfraCo, without restrictions, confirming that, according to the applicable law, the approval decision would become final within fifteen (15) calendar days, as of its issue date, if there were no appeal by stakeholders or a transaction reversal by CADE’s Administrative Court. Subsequently, on November 4, 2021, the Company released a new Notice to the Market on this matter, informing that a Certificate of Final and Unappealable Decision was issued for the unrestricted approval by CADE of the partial sale of UPI InfraCo, pursuant to Concentration Act no. 08700.005071/2021. The Company also informed that the actual completion of the transaction is subject to the prior consent of ANATEL, whose process is currently underway at the agency, as well as to the fulfillment of the usual conditions precedent for transactions of this nature, provided for in the Agreement.

119